10/1



08005241

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Ocean Group Limited

*CURRENT ADDRESS P.O. Box HM 1593
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM08
Bermuda

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35233 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: mte

DAT : 10/7/08

RECEIVED
2008 OCT -1 A 7:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MATERIAL COMMUNICATIONS COMPANY HAS SENT TO SECURITY HOLDERS

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
1	February 6, 2007	Press Release - Time charter and sale leaseback agreement

GOGL - Time charter and sale leaseback agreement

Press release from Golden Ocean Group Ltd. 06.02.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") is pleased to advise that the Company has fixed out two out of four Daehan Capesize Vessels ordered in December 2006 (vessel no 3 and no 4).

The vessels are fixed out for a period of 5 years at a net rate of USD 36.800 per day to Goldbeam, guaranteed by Jinhui Shipping and Transportation Limited (OSE: JIN).

This is in accordance with the strategy outlined in the press release issued on the 5th of December 2006.

Simultaneously, Golden Ocean has sold the two vessels to Ship Finance International Limited (NYSE: SFL) based on a total delivered price of USD 80 million.

Upon delivery from the shipyard, the vessels will commence 15 year bareboat contracts to Golden Ocean, and the charter rate per vessel is agreed as follows:

Year 1-5: USD 27.450 per day
Year 6-10: USD 22.600 per day
Year 11-15: USD 19.750 per day

Including operating expenses, Golden Ocean expects an average break-even rate of around USD 31.750 per day during the initial five years period.

Golden Ocean has been granted fixed price purchase options for each of the vessels after 5, 10 and 15 years at USD 61 million, USD 44 million and USD 24 million, respectively.

The deal will boost Golden Ocean's cash position with USD 5.5 million per vessel as of delivery. The Charter out deal will further secure a free positive cash generation of approximately USD 1.8 million per vessel per year.

At this stage Golden Ocean intends to keep the two first units for opportunistic trading.

Golden Ocean CEO Herman Billung says in a comment. "We are very pleased with this deal. The combination of the lease and the charter gives us the opportunity to build fleet and create value for our shareholders with a limited financial risk. The deal will also strengthen our company's short and medium term cash position."

February 6, 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
2	February 21, 2007	Press Release - Invitation to presentation of Q4 2006 results

GOGL - Invitation to presentation of Q4 2006 Results

Press release from Golden Ocean Group Ltd. 21.02.2007

Golden Ocean's Fourth Quarter 2006 results will be released on Thursday March 1, 2007. In connection with this a presentation will be held as described below:

Presentation
A presentation of Golden Ocean's Fourth Quarter 2006 results will take place in Oslo at Stranden 21 (DnB NOR building at Aker Brygge) in the Auditorium on second floor on
Thursday March 1, 2007 at 08:30 A.M. If you wish to attend please confirm to our Reception at +47 23 11 40 00.

Oslo, 20.02.2007

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59


RECEIVED
2008 OCT - 1 A 7:49

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
3	February 23, 2007	Press Release - Sale of Vessel

GOGL - Sale of vessel

Press release from Golden Ocean Group Ltd. 23.02.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") has agreed to sell its Panamax Bulker " M/V Golden Gunn, for gross sale proceeds of $50.2 million. Delivery to the buyers is expected to take place in March 2007.

This transaction will give a positive result of approximately $9.6 million, and will generate approximately $20.6 million in additional liquidity.

This sale does not represent a change in strategy for the company but is an opportunistic market sale which should be seen up against the expansive new building program Golden Ocean has entered into during the last months. The new building program currently involves 4 Capesizes and 6 Ice strengthen Panamaxes for delivery in 2008 - 2009.

February 23, 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53


RECEIVED
2008 OCT -1 A 7:49

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
4	March 1, 2007	Press Release - Preliminary Fourth Quarter and Financial Year 2006 Results

GOGL - Preliminary Fourth Quarter and Financial Year 2006 Results


RECEIVED
2008 OCT -1 A 7:49

Press release from Golden Ocean Group Ltd. 01.03.2007

Preliminary Fourth Quarter and Financial Year 2006 Results

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $5.2 million and earnings per share of $0.02 for the fourth quarter of 2006. This compares with net income and earnings per share of $15.3 million and $0.06 for the third quarter of 2006. Total operating revenues for the fourth quarter were $89.9 million, total operating expenses were $80.7 million and net other expenses were $3.6 million.

Cash and cash equivalents increased by $19.5 million during the quarter. The Company generated cash from operating activities and financing activities of $24.3 million and $30.8 million, respectively and used $35.6 million for investing activities.

For the year ended December 31, 2006 the Company reports a net income of $35.7 million and earnings per share of $0.14. Total operating revenues were $270.3 million, total operating expenses were $220.5 million and net other expenses were $17.9 million.

At December 31, 2006 the total number of shares outstanding in Golden Ocean was 271,377,607 of $0.10 par value each.

Golden Ocean announces a cash dividend of $0.05 per share.

The full report is available in the link below.

March 1, 2007
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

Q4 2006 Results



Golden Ocean Group Limited

Preliminary Fourth Quarter and Financial Year 2006 Results

Quarter and Year ended December 31, 2006

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $5.2 million and earnings per share of $0.02 for the fourth quarter of 2006. This compares with net income and earnings per share of $15.3 million and $0.06 for the third quarter of 2006. Total operating revenues for the fourth quarter were $89.9 million, total operating expenses were $80.7 million and net other expenses were $3.6 million.

Cash and cash equivalents increased by $19.5 million during the quarter. The Company generated cash from operating activities and financing activities of $24.3 million and $30.8 million, respectively and used $35.6 million for investing activities.

For the year ended December 31, 2006 the Company reports a net income of $35.7 million and earnings per share of $0.14. Total operating revenues were $270.3 million, total operating expenses were $220.5 million and net other expenses were $17.9 million.

At December 31, 2006 the total number of shares outstanding in Golden Ocean was 271,377,607 of $0.10 par value each.

Corporate and Finance

The Company has consolidated Front Shadow Inc, a company 100% owned by Ship Finance International Limited, in accordance with International Financial Reporting Standards.

In December 2006, the Company acquired four Capesize newbuilding contracts at Daehan Shipbuilding Co., Ltd., South Korea. The vessels of 170,000 dwt will be delivered between May 2008 and January 2009.

Two out of these four vessels (vessel number 3 and 4) have been fixed out for a period of five years at a net rate of $36,800 per day to Goldbeam, guaranteed by Jinhui Shipping and Transportation Limited.

Simultaneously, Golden Ocean has sold the two vessels to Ship Finance International Limited based on a total delivered price of $80 million. Upon delivery from the shipyard, the vessels will commence 15 year bareboat contracts to Golden Ocean, and the charter rate per vessel is agreed as follows:

Year 1-5: $27,450 per day
Year 6-10: $22,600 per day
Year 11-15: $19,750 per day

Golden Ocean has been granted fixed price purchase options for each of the vessels after 5, 10 and 15 years at $61 million, $44 million and $24 million, respectively.

In February 2007, the Company sold the Panamax vessel "M/V Golden Gunn" for gross sale proceeds of $50.2 million. Delivery to the buyers is expected to take place in March 2007. The transaction will give a positive result of approximately $9.6 million and will generate approximately $20.6 million in additional liquidity.

Other Matters

Based on the results of 2006 and the significant strengthening of the balance sheet during the last year the Board has as of February 28, 2007 decided to declare a dividend of $0.05 per share. The record date for the dividend is March 13, 2007, ex dividend date is March 9, 2007 and the dividend will be paid on or about March 23, 2007.

Based on the Company's current financial situation and the forward looking market conditions it is the intention of the Board to provide shareholders with a regular dividend. The level of future dividends will be dependant upon the Company's obligations with regards to the newbuilding program as well as the actual results achieved.

The Market

The dry bulk market continued its strong performance from the third quarter through the last quarter of 2006. Capesize spot rates climbed through $60,000 per day during the second week of the quarter and remained within a range of $60,000 and $70,000 until the end of the year. The Panamax market showed less volatility, but was steady with average earnings at $32,500 per day for the quarter.

We are getting used to China's important role in the dry bulk industry. Chinese iron ore, steam coal and grain imports were all running at record high levels during the second half of 2006. In addition to these trades, China once again surprised on the upside by doubling its steel export from 27 million tonnes in 2005 to 55 million tonnes last year. During the fourth quarter the annualised export of steel reached 66 million tonnes which was one of the main reasons for the strong end to the year.

We are of the opinion that the dry bulk trade demand increased by eight percent in volume and maybe as much as 10 percent in tonne-miles during the second half of 2006. The supply side experienced a net fleet growth of six percent during the same period.

The total dry bulk fleet had a net fleet growth of 5.3 million dwt during the fourth quarter which was slightly lower than the previous quarter. In total 13 Capesize vessels and 21 Panamaxes were delivered during the fourth quarter. Not a single Panamax or Capesize vessel was scrapped during the fourth quarter.

The positive trend for second hand values of dry bulk vessels experienced during the third quarter prevailed through the last quarter of the year. The value of a five year old Panamax rose to about $46 million and a similarly aged Capesize rose to about $81 million, which is a price hike of more than seven percent for both sizes compared to the third quarter.

Newbuilding prices are still on the rise and in spite of a long lead time until delivery (2010) we expect a Panamax contract in the fourth quarter to be priced at $38 million and a Capesize contract to be priced at $68 million.

Outlook and strategy

China alone is accounting for 80 percent of the growth within dry bulk transportation during the last three years and we remain bullish for the main driver of the dry bulk industry. We expect Chinese growth to moderate slightly, but with an expected annual growth in industrial production of 15 percent in the next two years, there will be sufficient support for a continuous strong growth in iron ore imports. In our base case we

estimate annual growth of 50 million tonnes in the next two years. We are of the opinion that Brazil will increase its relative market share as exporter during 2007 which will have a positive tonne-miles effect.

We have for some time witnessed growth in steam coal imports to China and at the same time exports are lower. The latter is another area with a positive tonne-miles effect, which is due to the fact that neighbouring countries of China will have to source coal from areas with longer sailing distances like Indonesia and Australia.

The Economic outlook outside China has improved lately. Recession in the US is more unlikely and some observers are even stating that the expected soft landing more or less is done in the first half of 2007. US economy has limited effect on the dry bulk industry however, while optimistic signs both for German and even Japanese economies will have a positive effect on the dry bulk market if they should materialise.

We have experienced that quite a few newbuilding orders have been placed in the last couple of months bringing the total order book to 22 percent of the existing fleet. The long lead time until delivery in combination with an ageing dry bulk fleet is still reflecting a healthy structure of the dry bulk fleet going forward. We expect net fleet growth both for 2007 and for 2008 to be marginally lower than in 2006.

The balance between supply and demand will remain more or less at present levels. Seasonality and port congestion will offer volatility and we expect utilisation to range between 93 percent and 96 percent in the next two years.

During the last couple of months the Company has fixed out a few more vessels on time charter for periods between seven months and three years. Golden Ocean has a spot exposure within the Panamax segment of nine vessels for 2007, while there are 16 unfixed vessels on average for 2008.

The expansive newbuilding program entered into in the last couple of months will gradually increase the Capesize exposure from 2008 onwards. The program currently involves 4 Capesizes and 6 Ice strengthen Panamaxes for delivery in 2008 - 2009. The recent sale of Golden Gunn does not represent a change in strategy for the Company but should be regarded as an opportunistic market sale which should be seen in the context of the newbuildings stated above.

Growth will remain the focus area of the Board of Golden Ocean. Given the positive market outlook in combination with strong earnings already secured, a strong cash flow is expected over the next two years. This will enable the Company to react fast to various market opportunities which are expected to arise going forward.

The first quarter of 2007 has started out on a strong note, and with the extraordinary docking activity behind us, the board is confident that first quarter 2007 will see a marked year-on-year as well as quarter-on-quarter improvement in the results. The Board of Golden Ocean looks positively on the future of the Company.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Golden Ocean's management's examination of historical operating trends. Although Golden Ocean believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Golden Ocean cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company.

March 1, 2007
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED FOURTH QUARTER REPORT (UNAUDITED)

Golden Ocean Group Limited
Unaudited Consolidated Statement of Operations
(in thousand's of $)

2005 Oct – Dec	2006 Oct - Dec		2006 Jan – Dec	2005 Jan – Dec (audited)
		Operating revenues		
37,292	91,253	Time charter and voyage revenues	267,099	94,971
260	(1,370)	Other income	3,228	840
37,552	89,883	Total operating revenues	270,327	95,811
-	(9)	Gain (loss) from sale of assets	4,108	-
		Operating expenses		
339	14,252	Voyage expenses and commission	47,575	762
1,212	6,291	Ship operating expenses	11,374	3,509
21,436	54,107	Charterhire expenses	144,152	50,510
1,646	2,226	Administrative expenses	7,259	3,536
1,546	3,862	Depreciation	10,145	5,021
26,179	80,738	Total operating expenses	220,505	63,338
11,373	9,136	Net operating income	53,930	32,473
		Other income/(expenses)		
165	403	Interest income	1,100	596
(3,926)	(4,887)	Interest expense	(17,098)	(9,455)
-	1,158	Gain on sale of marketable securities	3,261	10,733
(7,030)	(121)	Gain from freight future contracts	4,369	8,780
(104)	(163)	Other financial items	419	(380)
-	-	Loss on lease	(1,983)	-
(1,802)	-	Impairment loss	(8,000)	(1,802)
(12,697)	(3,609)	Net other income/(expenses)	(17,932)	8,472
	(51)	Taxation	(51)	
	(295)	Minority Interest	(295)	
(1,324)	5,181	Net income	35,652	40,945
($0.01)	$0.02	Basic earnings per share	$0.14	$0.17
($0.01)	$0.02	Fully diluted earnings per share	$0.13	$0.16

Golden Ocean Group Limited
Unaudited Consolidated Balance Sheet

(in thousand's of $)	2006 Dec 31	2005 Dec 31 (audited)
ASSETS		
Current		
Cash and cash equivalents	32,271	16,484
Restricted cash	8,500	-
Other current assets	58,022	11,237
Total current assets	98,793	27,721
Long-term		
Vessels and equipment, net	155,047	130,082
Vessels under finance lease	223,382	124,022
Vessel purchase options	28,832	28,832
Newbuildings	14,355	35,670
Investment in future net revenue	30,795	45,011
Deferred charges and other long-term assets	1,011	1,623
Total assets	552,215	392,961

LIABILITIES AND STOCKHOLDERS' EQUITY		
Short term		
Short term and current portion of long term debt	50,473	60,154
Other current liabilities	74,399	15,943
Total current liabilities	124,872	76,097
Long term		
Long term debt	159,462	175,985
Finance lease obligation	130,460	61,145
Minority Interests	295	
Stockholders' equity	137,126	79,734
Total liabilities and stockholders' equity	552,215	392,961

Golden Ocean Group Limited
Unaudited Consolidated Statement of Cashflows
(in thousand's of $)

2005 Oct-Dec	2006 Oct-Dec		2006 Jan-Dec	2005 Jan-Dec (audited)
		OPERATING ACTIVITIES		
(1,324)	5,181	Net income	35,653	40,945
		Adjustments to reconcile net income to net cash provided by operating activities:		
4,297	2,816	Amortisation of investment in future net income	14,216	12,181
1,599	3,935	Depreciation and amortisation	10,395	5,152
-	(1,149)	Gain on sale of assets	(7,369)	(10,733)
2,086	419	Other	11,028	2,303
		Net change in:		
571	13,145	Operating assets and liabilities	4,802	2,901
7,229	23,347	Net cash provided by operating activities	68,725	52,749
		INVESTING ACTIVITIES		
(35,907)	(27,910)	Purchase of fixed assets	(78,955)	(120,505)
-	(15,206)	Acquisition of business assets	(38,006)	(143,329)
-	-	Proceeds from the sale of vessel	31,571	-
-	-	Proceeds from the sale of investment in subsidiaries	51,950	-
-	(2,645)	Purchase of marketable securities	(18,457)	(33,601)
-	10,130	Sale of marketable securities	21,718	44,032
(35,907)	(35,631)	Net cash provided by investing activities	(30,179)	(253,403)
		FINANCING ACTIVITIES		
(176)	(130)	Payment of debt financing charges	(313)	(1,019)
(1,360)	(3,290)	Repayment of finance lease obligation	(7,923)	(3,154)
(46,042)	(15,520)	Repayment of short and long term debt	(95,906)	(141,610)
70,800	43,701	Proceeds from short and long term debt	69,701	328,800
-	-	Proceeds from issue of shares	20,182	14,182
-	6,000	Reclassified as restricted cash	(8,500)	-
23,222	30,761	Net cash provided by (used in) financing activities	(22,759)	197,199
(5,456)	19,477	Net increase (decrease) in cash and cash equivalents	15,787	(3,455)
21,940	12,794	Cash and cash equivalents at start of period	16,484	19,939
16,484	32,271	Cash and cash equivalents at end of period	32,271	16,484

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
5	March 1, 2007	Press Release - Q4 2006 Presentation

GOGL - Q4 2006 Presentation

Press release from Golden Ocean Group Ltd. 01.03.2007

Please find enclosed the presentation of the Preliminary Fourth Quarter and Financial Year 2006 Results, held in the morning on Thursday March 1, 2007.

Oslo March 1, 2007

Q4 2006 Presentation

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

GOLDEN OCEAN


Golden Ocean Group Limited
Q4 2006 results
March 1, 2007


GOLDEN
OCEAN

PROFIT & LOSS

2005 Oct-Dec	2006 Oct-Dec	*(in thousands of $)*	2006 Jan - Dec	2005 Jan - Dec
		Operating Revenues		
37 292	91 253	Time charter revenues	267 099	94 971
260	(1 370)	Other Income	3 228	840
37 552	89 883	Total operating revenues	270 327	95 811
	(9)	Gain (loss) from sale of assets	4 108	
		Operating expenses		
339	14 252	Voyage expenses and commission	47 575	762
1 212	6 291	Ship operating expenses	11 374	3 509
21 436	54 107	Charterhire expenses	144 152	50 510
1 646	2 226	Administrative expenses	7 259	3 536
1 546	3 862	Depreciation	10 145	5 021
26 179	80 738	Total operating expenses	220 505	63 338
11 373	9 136	Net operating income	53 930	32 473
		Other income (expenses)		
165	403	Interest income	1 100	596
(3 926)	(4 887)	Interest expense	(17 098)	(9 455)
	1 158	Gain on sale of marketable securities	3 261	10 733
(7 030)	(121)	Gain on freight future contracts	4 369	8 780
(104)	(162)	Other financial items	419	(380)
	-	Loss on Lease	(1 983)	
(1 802)	-	Impairment loss	(8 000)	(1 802)
(12 697)	(3 609)	Net other income (expenses)	(17 932)	8 472
	(51)	Taxation	(51)	
	(295)	Minority Interests	(295)	
(1 324)	5 181	Net income	35 652	40 945
$(0.01)	$0.02	Basic earnings per share	$0.14	$0.17


GOLDEN
OCEAN

BALANCE SHEET



(in thousands of $)	'2006 Dec 31	'2005 Dec 31
ASSETS		
Current		
Cash and cash equivalents	40 771	16 484
Other current assets	58 022	11 237
Total current assets	98 793	27 721
Long-term		
Vessels and equipment, net	155 047	130 082
Vessels under finance lease	223 382	124 022
Vessel purchase options	28 832	28 832
Newbuildings	14 355	35 670
Investment in future net income	30 795	45 011
Deferred charges and other long-term assets	1 011	1 623
Total assets	552 215	392 961
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short term		
Short term and current portion of long-term debt	50 473	60 154
Current portion of finance lease obligation	13 976	5 783
Other current liabilities	60 423	10 160
Total current liabilities	124 872	76 097
Long-term		
Long-term debt	159 462	175 985
Finance lease obligation	130 460	61 145
Minority Interests	295	
Stockholders' equity	137 126	79 734
Total liabilities and stockholders' equity	552 215	392 961


GOLDEN
OCEAN

Main events Q4 2006 / Q1 2007

- In December 2006, the company acquired four Capesize newbuilding contracts at Daehan Shipbuilding Co. Ltd. The vessels will be delivered between May 2008 and January 2009. Two of the vessels have been fixed out for a period of 5 years at a net rate of USD 36,800 per day.

- The two fixed out vessels have been sold to Ship Finance International with a 15 years bare boat agreement back to Golden Ocean. Golden Ocean has been granted purchase options after 5, 10 and 15 years.

- In December 2006, the company drydocked the vessels Channel Navigator and Channel Alliance. Total drydocking costs amounted to approximately USD 4 million. Pluss cost of offhire amounting to about 5 millon.

- In February 2007, Golden Ocean sold the Panamax "M/V Golden Gunn" for gross sale proceeds of $50.2 million. The vessel will be delivered in March 2007. The sale will give a positive result of approximately $9.6 million and will generate approximately $20.6 million in additional liquidity.

- Change of dividend policy


GOLDEN
OCEAN

Newbuildings

Type	Hull	Yard	Delivery
Panamax Ice class	1008	Rongsheng	Q4 / 2007
Panamax Ice class	1009	Rongsheng	Q1 / 2008
Panamax Ice class	1046	Rongsheng	Q1 / 2008
Panamax Ice class	1010	Rongsheng	Q2 / 2008
Panamax Ice class	1021	Rongsheng	Q2 / 2008
Panamax Ice class	1047	Rongsheng	Q2 / 2008
Capesize	1001	Daehan	Q2 / 2008
Capesize	1002	Daehan	Q3 / 2008
Capesize	1003	Daehan	Q4 / 2008
Capesize	1004	Daehan	Q1 / 2009


GOLDEN
OCEAN

Baltic index average timecharter rates

110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$/day
Handymax
Panamax 74kdwt
Cape 172kdwt
Nov-02
Feb-03
May-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
May-06
Aug-06
Nov-06
Feb-07

Source: SSY


GOLDEN
OCEAN

Major dry bulk export cargoes

Mt
920
880
840
800
760
720
680
640
600
1h03
2h03
1h04
2h04
1h05
2h05
1h06
2h06
+11.3%
+5%

Source: SSY


GOLDEN
OCEAN

SSY Australian coal port congestion index

Delay: weighted by port output

18
16
14
12
10
8
6
4
2
0

Jan-02 Apr-02 Jul-02 Oct-02 Jan-03 Apr-03 Jul-03 Oct-03 Jan-04 Apr-04 Jul-04 Oct-04 Jan-05 Apr-05 Jul-05 Oct-05 Jan-06 Apr-06 Jul-06 Oct-06 Jan-07 Apr-07

Source: SSY


GOLDEN
OCEAN

Steel production the key driver




Iron ore
27%
Coking
coal
7%
Scrap
4%
Coke
1%
Pig iron
1%
Steel products
8%
Steam coal
19%
Other
33%

Source: Clarksons

Annual percentage change in steel production



GOLDEN OCEAN
Total
Without China
15.0%
12.5%
10.0%
7.5%
5.0%
2.5%
0.0%
-2.5%
-5.0%
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07

Source: SSY


GOLDEN
OCEAN

Chinese apparent steel consumption

45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
% growth
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07

Source: SSY


GOLDEN
OCEAN

Chinese iron ore imports

000 tonnes
36,000
31,000
26,000
21,000
16,000
11,000
6,000
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07

Source: SSY

Chinese iron ore imports



GOLDEN
OCEAN
Mt
550
500
450
400
350
300
250
200
150
100
50
0
+208 Capes
+137 Capes
1995 1996
1998
1999
2000
2001
2002
2003 2004
2010 Base
2010 High

Source: SSY

Chinese coal trade balances


GOLDEN
OCEAN
Imports
Exports
Net Exports
Million tonnes
30
27
24
21
18
15
12
9
6
3
0
-3
-6
-9
-12
-15
25.3
20.3
16.1
19.8
17.5
14.6
14.6
10.0
11.4
9.5
7.8
5.9
8.2
3.1
-4.2
3q03
4q03
1q04
2q04
3q04
4q04
1q05
2q05
3q05
4q05
1q06
2q06
3q06
4q06
1q07est

Source: SSY


GOLDEN
OCEAN

Indian steam & coking coal imports

Million tonnes
60.0
56.0
52.0
48.0
44.0
40.0
36.0
32.0
28.0
24.0
20.0
16.0
12.0
8.0
4.0
0.0
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006E
2007F

Source: SSY


GOLDEN
OCEAN

Bulk carriers on order vs 20+ year fleet

Million Dwt
48
44
40
36
32
28
24
20
16
12
8
4
0
Orderbook
20+ years
25+ years
8.1
45.9
23.5
19.2
16.3
4.1
20.7
21.7
7.1
37.9
20.4
4.5
Handysize
Handymax
Panamax
Capesize

Source: SSY


GOLDEN
OCEAN

Capesize net fleet changes

Additions | Deletions | Net Change

Million Dwt

12
10
8
6
4
2
0
-2
-4

1998 | 1999 | 2000 | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 | 2007 | 2008

-1.2 | 2.2 | 3.7 | 4.1 | 2.1 | 4.5 | 7.3 | 8.5 | 9.7 | 8.3 | 8.6

Source: SSY


GOLDEN
OCEAN

Panamax net fleet changes

Additions
Deletions
Net Change
Million Dwt
9
7.5
6
4.5
3
1.5
0
-1.5
-3
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2.3
2.3
4.0
6.1
2.6
1.2
6.1
7.2
8.0
6.4
5.6

Source: SSY


GOLDEN
OCEAN

Scrap potential… the longer scrappings are postponed the higher the next freight bubble

1200
1000
800
600
400
200
0
No of ships
> 30 years
Delivery
> 29 years
Delivery
> 28 years
Delivery
> 26 years
Delivery
Handysize
Handymax
Panamax
Capesize
2006
2007
2008

Source: Clarksons


GOLDEN
OCEAN

Simplified comparison

80
70
60
50
40
30
20
10
0
mt
2006
2007
2008
2009
2010
2011
Iron ore imports
Cape deliveries adjusted
Cape order book

Source: Clarksons

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
6	March 6, 2007	Press Release - Sale of Vessel

GOGL - Sale of vessel

Press release from Golden Ocean Group Ltd. 06.03.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") has agreed to sell its Panamax Bulker "M/V Golden Dena", for gross sale proceeds of $51.02 million. Delivery to the buyers is expected to take place in June 2007.

This transaction will give a positive result of approximately $10.8 million, and will generate approximately $21.9 million in additional liquidity.

This sale does not represent a change in strategy for the company but is an opportunistic market sale which should be seen up against the expansive new building program Golden Ocean has entered into during the last months. The new building program currently involves 4 Capesizes and 6 Ice strengthen Panamaxes for delivery in 2008 - 2009.

March 6, 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
7	March 19, 2007	Press Release - Acquisition and sale of ice strengthened Panamax Bulkers

GOGL - Acquisition and sale of ice strengthened Panamax Bulkers

Press release from Golden Ocean Group Ltd. 19.03.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") is pleased to advise that the Company has acquired four plus two optional newbuilding contracts at Pipavav Shipyard in India.

The vessels of 75,000 dwt, which will be strengthened for ice trading, will be delivered during 2009 and the agreed purchase price is about $35.5 million per unit.

The Company has agreed to sell two ice strengthened Panamaxes previously ordered in China to be delivered during 2008. The vessels will be sold at $45 million per unit. The sale of the two vessels will give a positive result of approximately $17 million, expected to be recorded during the second and the third quarter of 2008 upon delivery from the shipyard to the new owners.

The above transactions show that the Company seeks to lower the cost of future newbuildings by actively pursuing trading opportunities in the sale and purchase market.

The net addition of two Panmaxes with options for further two underpins Golden Ocean's growth strategy and the commitment to build shareholder value over time through expansion of the fleet.

March 19, 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
8	April 13, 2007	Press Release - Acquisition of Four Capesize Newbuilding Contracts

GOGL - Acquisition of Four Capesize Newbuilding Contracts

Press release from Golden Ocean Group Ltd. 13.04.2007

Golden Ocean Group Limited ("Golden Ocean") is pleased to advise that the Company has acquired two newbuilding contracts at Daehan Shipbuilding Co., Ltd., South Korea and two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 170,000 dwt and 176.000 dwt respectively will be delivered between December 2008 and October 2009.

The total purchase price for the four units is $296 million.

Given the continuous positive outlook for the global steel production and the age profile of the existing capesize fleet, the management has a positive market view for this sector going forward. The Board of Golden Ocean finds the combination of price and time of delivery attractive, and an additional step in its ambitious growth strategy.

The Company has been granted the option for an additional two vessels from each yard, and these vessels can be delivered within first half of 2010.

The financing of the newbuildings will be accomplished through a combination of bank debt and liquidity generated from Golden Ocean. In addition sale and lease back structures will be considered.

Given the firm prices for newbuildings in today's market, the Board of Golden Ocean see that the new signed deals based on the attractive contract prices and the good delivery positions will create additional value for the shareholders in Golden Ocean.

Hamilton, Bermuda
April 13, 2007

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
9	May 8, 2007	Press Release - Invitation to presentation of Q1 2007 Results

GOGL - Invitation to presentation of Q1 2007 Results

Press release from Golden Ocean Group Ltd. 08.05.2007

Golden Ocean's First Quarter 2007 results will be released on Wednesday May 16, 2007. In connection with this a presentation will be held as described below:

Presentation
A presentation of Golden Ocean's First Quarter 2007 results will take place in Oslo at Haakon VII's gt 1 (Shippingklubben) in "Lillesalen" on Wednesday May 16, 2007 at 08:30 A.M. If you wish to attend please confirm to our Reception at +47 23 11 40 00.

Oslo, 08.05.2007

Site by MuPublishing

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
10	May 9, 2007	Press Release - Declaration of Newbuilding Options


RECEIVED
2008 OCT -1 A 7:20

GOGL - Declaration of Newbuilding Options

Press release from Golden Ocean Group Ltd. 09.05.2007

Golden Ocean Group Limited ("Golden Ocean") is pleased to advise that the Company has declared options for two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 176.000 dwt are expected to be delivered in the middle of 2010.

The delivered cost of the two vessels will be around $ 145 mill en bloc.

In addition Golden Ocean has decided to sell the two options at Daehan Shipbuilding Co., Ltd., South Korea at $ 81 mill per vessel to Knightsbridge Tankers Limited. These vessels will be delivered in June and September 2009 respectively.

Golden Ocean will earn $ 3,2 mill for arranging the deal and will act as commercial manager through Golden Ocean Management AS, a subsidiary of Golden Ocean Group Limited.

The Company has a total of 20 vessels on order to be delivered between December 2007 and July 2010.

The outlook for the dry bulk industry remains robust with strong growth for the main commodities (iron ore and coal).
Given the present strength in the dry bulk market both reflected in values and long term charters, the Board of Golden Ocean is of the opinion that the above mentioned newbuilding program will create additional value for the shareholders of the Company.

Hamilton, Bermuda
May 9, 2007

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53


RECEIVED
2008 OCT -1 A

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
11	May 16, 2007	Press Release - Interim Results for the Quarter ended March 31, 2007

GOGL - Interim Results for the Quarter ended March 31, 2007

Press release from Golden Ocean Group Ltd. 16.05.2007

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $25.2 million and earnings per share of $0.09 for the first quarter of 2007. This compares with net income and earnings per share of $5.1 million and $0.02 respectively for the first quarter of 2006 and $5.2 million and $0.02 respectively for the immediately preceding quarter. This increase in net income reflects the strength of the market and a gain on the sale of a vessel of $9.5 million. Total operating revenues for the first quarter were $121.2 million, total operating expenses were $99.1 million and net other expenses were $6.2 million.

Cash and cash equivalents increased by $29.8 million during the quarter. The Company generated cash from operating activities and financing activities of $33.8 million and $52.8 million, respectively and used $56.8 million for investing activities.

At March 31, 2007 the total number of shares outstanding in Golden Ocean was 271,377,607 of $0.10 par value each.

Corporate and Finance

In February 2007, the Company sold the Panamax vessel "M/V Golden Gunn" for gross sale proceeds of $50.2 million. Delivery to the buyers took place in March 2007.

In March 2007, the Company sold the Panamax vessel "M/V Golden Dena" for gross sale proceeds of $51.0 million. Delivery to the buyers is expected to take place in June 2007. This transaction will give a positive result of approximately $10.8 million, and generate approximately $21.9 million in additional liquidity.

In March 2007, the Company acquired four plus two optional newbuilding contracts at Pipavav Shipyard in India. The vessels of 75,000 dwt, which will be strengthened for ice trading, will be delivered during 2009 and the agreed purchase price is about $35.5 million per unit.

In March 2007, the Company sold two ice strengthened Panamax vessels previously ordered in China with delivery in 2008. The vessels will be sold at $45 million per unit. The sale of the two vessels will give a positive result of approximately $17 million, expected to be recorded during the second and the third quarter of 2008 upon delivery from the shipyard to the new owners.

In April 2007, the Company acquired two newbuilding contracts at Daehan Shipbuilding Co., Ltd., South Korea and two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 170,000 dwt and 176,000 dwt respectively will be delivered between December 2008 and October 2009. The total purchase price for the four units is $296 million.

In May 2007, the Company declared options for two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 176,000 dwt are expected to be delivered in the middle of 2010. The delivered cost of the two vessels will be around $145 million en bloc.

In May 2007, the Company declared and subsequently nominated two newbuilding contract options at Daehan Shipbuilding Co., Ltd., South Korea at $ 81 million per vessel to Knightsbridge Tankers Limited. These vessels will be delivered in June and September 2009 respectively. Golden Ocean will earn $3.2 million for arranging the deal and will act as commercial manager through Golden Ocean Management AS, a subsidiary of Golden Ocean Group Limited.

On May 16, 2007 the Board has declared a dividend of $0.03 per share. The record date for the dividend is May 29, 2007, ex dividend date is May 25, 2007 and the dividend will be paid on or about June 7, 2007.

The full report is available in the enclosed attachment.

May 16, 2007
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

Q1 2007 Results


RECEIVED
2008 OCT -1 A 7:0




RECEIVED
2008 OCT -1 A 7:21

Golden Ocean Group Limited

Interim Report March 2007

Interim Results for the Quarter ended March 31, 2007

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $25.2 million and earnings per share of $0.09 for the first quarter of 2007. This compares with net income and earnings per share of $5.1 million and $0.02 respectively for the first quarter of 2006 and $5.2 million and $0.02 respectively for the immediately preceding quarter. This increase in net income reflects the strength of the market and a gain on the sale of a vessel of $9.5 million. Total operating revenues for the first quarter were $121.2 million, total operating expenses were $99.1 million and net other expenses were $6.2 million.

Cash and cash equivalents increased by $29.8 million during the quarter. The Company generated cash from operating activities and financing activities of $33.8 million and $52.8 million, respectively and used $56.8 million for investing activities.

At March 31, 2007 the total number of shares outstanding in Golden Ocean was 271,377,607 of $0.10 par value each.

Corporate and Finance

In February 2007, the Company sold the Panamax vessel "M/V Golden Gunn" for gross sale proceeds of $50.2 million. Delivery to the buyers took place in March 2007.

In March 2007, the Company sold the Panamax vessel "M/V Golden Dena" for gross sale proceeds of $51.0 million. Delivery to the buyers is expected to take place in June 2007. This transaction will give a positive result of approximately $10.8 million, and generate approximately $21.9 million in additional liquidity.

In March 2007, the Company acquired four plus two optional newbuilding contracts at Pipavav Shipyard in India. The vessels of 75,000 dwt, which will be strengthened for ice trading, will be delivered during 2009 and the agreed purchase price is about $35.5 million per unit.

In March 2007, the Company sold two ice strengthened Panamax vessels previously ordered in China with delivery in 2008. The vessels will be sold at $45 million per unit. The sale of the two vessels will give a positive result of approximately $17 million, expected to be recorded during the second and the third quarter of 2008 upon delivery from the shipyard to the new owners.

In April 2007, the Company acquired two newbuilding contracts at Daehan Shipbuilding Co., Ltd., South Korea and two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 170,000 dwt and 176,000 dwt respectively will be delivered between December 2008 and October 2009. The total purchase price for the four units is $296 million.

In May 2007, the Company declared options for two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 176,000 dwt are expected to be delivered in the middle of 2010. The delivered cost of the two vessels will be around $145 million en bloc.

In May 2007, the Company declared and subsequently nominated two newbuilding contract options at Daehan Shipbuilding Co., Ltd., South Korea at $ 81 million per vessel to Knightsbridge Tankers Limited.

These vessels will be delivered in June and September 2009 respectively. Golden Ocean will earn $3.2 million for arranging the deal and will act as commercial manager through Golden Ocean Management AS, a subsidiary of Golden Ocean Group Limited.

On May 16, 2007 the Board has declared a dividend of $0.03 per share. The record date for the dividend is May 29, 2007, ex dividend date is May 25, 2007 and the dividend will be paid on or about June 7, 2007.

The Market

The first quarter of 2007 was another strong quarter with increasing freight rates for all segments within the dry bulk industry.

Capesize spot rates started the year at $70,000 per day and by the end of the quarter the average Time Charter ("TC") market had reached $90,000 per day. Again the Panamaxes experienced less volatility and traded within a range of $30,000 per day and $40,000 per day the first three months of 2007. The spread between these two segments was on average higher than the historic average.

We believe that growth in dry bulk trade from a pure volume perspective increased by six percent mainly driven by strong growth in the main commodities - coal and iron ore. However, further factors have also contributed to the strong market. Port congestion could add another four percent, and increased sailing distances another one percent. On top of all this there are reasons to believe that the aging dry bulk fleet is resulting in more off hire. It is difficult to give an exact estimate, but some analysts are stating that we might have to delete another one percent from the available sailing days.

During the first quarter the global steel industry continued its strong performance with steady to rising prices giving no indication of overproduction. As much as 48 percent of the dry bulk trade is steel related. The second most important commodity is steam coal for the energy sector accounting for 20 percent and this is growing at a steady pace. China has already imported 100 million mt of iron ore the first three months of 2007. In addition, China was a net importer of coal for the first time this quarter which has a very positive tonnes mile effect.

The total dry bulk fleet had a net fleet growth of 7.3 million dwt or 2.0% during the first quarter which was about two million dwt more than the previous quarter. In total, 16 Capesizes and 27 Panamaxes were delivered during the first quarter. One vessel of 80,000 dwt was the only large dry bulk vessel scrapped during the first quarter of 2007.

Second hand values reached all time high during the first quarter of 2007. The value of a five year old Panamax rose to about $51 million and a similarly aged Capesize rose to about $94 million, which is a price hike of more than 10 percent for Panamaxes and 15 percent for Capesizes compared to the fourth quarter of 2006.

Newbuilding prices are still on the rise and in spite of a long lead time until delivery (2010) we expect a Panamax contract in the first quarter of 2007 to be priced at $40.5 million and a Capesize contract to be priced at $79 million. As for second hand prices, the focus from buyers on the larger sizes leads to relatively higher price increases for the Capesize segment.

Outlook and strategy

The strong trend witnessed in the first quarter has continued into the second quarter. Rates and asset prices have continued to rise. Capesize TC rates are currently above $110,000 per day while Panamax rates are in excess of $50,000 per day

Chinese import of iron ore is estimated to be 400 million mt of iron ore this year and 460 million mt in 2008. This is 30 million mt more than we anticipated only three months ago. Based on these predictions Chinese iron ore imports alone will cater for all the Capesize newbuildings to be delivered over the same period.

Congestion will be the swing factor which will give strong volatility going forward.

As a result of the strong market as much as 37.5 million dwt of newbuildings have been ordered in the quarter. Furthermore, scrapping is still non existent, leading to an aging fleet representing a buffer against the downside long term. 148 Panamaxes and Capesizes are older than 25 years, 462 vessels are older than 20 years against a total order book of large bulk carriers of 423 vessels.

The high growth in the order book and any reduction to the current congestion situation are factors that need to be monitored and might negatively influence the market over time. However, the strong demand situation is currently setting the pace.

Given the bullish market outlook for the next 18 to 24 months we are of the opinion that the Company is well positioned. Golden Ocean has around 35 percent open capacity for the remainder of 2007 in the Panamax segment. In 2008 the Company has about 45 percent open capacity in the Capesize segment and about 65 percent in the Panamax segment.

The Company has been able to secure newbuilding contracts at attractive prices with early delivery positions. A total of 20 vessels will be delivered over the next three years representing a total investment of more than $1 billion.

Given the present strength of the long period time charter market, the Company has a unique opportunity to secure long term earnings and reduce the financial risk by fixing part of this capacity for three to five years. Such charters will materially write down the vessel from the already attractive contract price level and help us to build the Company.

Another alternative could be to realise part of the unrealised profit in the newbuilding program by selling some of the newbuilding on an opportunistic basis. However long term growth in earnings and value will remain the main focus for Golden Ocean.

The first quarter of 2007 has started out on a strong note, and based on the activities so far in the second quarter we expect earnings to improve further. The Board of Golden Ocean feels the Company is well positioned and looks positively on the future of the Company and the ability to generate a good return to shareholders.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Golden Ocean's management's examination of historical operating trends. Although Golden Ocean believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Golden Ocean cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market

conditions including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company.

May 16, 2007
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED FIRST QUARTER REPORT (UNAUDITED)

Golden Ocean Group Limited
Unaudited Consolidated Statement of Operations
(in thousand's of $)

	2007 Jan – Mar	2006 Jan – Mar	2006 Jan – Dec
Operating revenues			
Time charter and voyage revenues	120,634	39,596	267,099
Other income	588	569	3,228
Total operating revenues	121,222	40,165	270,327
Gain (loss) from sale of assets	9,500	3,830	4,108
Operating expenses			
Voyage expenses and commission	18,599	4,262	47,575
Ship operating expenses	6,360	1,319	11,374
Charterhire expenses	66,851	17,812	144,152
Administrative expenses	2,487	1,378	7,259
Depreciation	4,776	1,934	10,145
Total operating expenses	99,073	26,705	220,505
Net operating income	31,649	17,290	53,930
Other income/(expenses)			
Interest income	556	88	1,100
Interest expense	(5,429)	(3,889)	(17,098)
Gain on sale of marketable securities	(39)	-	3,261
Gain from freight future contracts	(1,208)	193	4,369
Other financial items	(51)	134	419
Loss on lease			(1,983)
Impairment loss		(8,726)	(8,000)
Net other income/(expenses)	(6,171)	(12,200)	(17,932)
Taxation		-	(51)
Minority Interest	(257)	-	(295)
Net income	25,221	5,090	35,652
Basic earnings per share	$0.09	$0.02	$0.14
Fully diluted earnings per share	$0.09	$0.02	$0.13

Golden Ocean Group Limited
Unaudited Consolidated Balance Sheet

(in thousand's of $)	2007 Mar 31	2006 Mar 31	2006 Dec 31
ASSETS			
Current			
Cash and cash equivalents	62,091	15,861	32,271
Restricted cash	8,500	6,000	8,500
Other current assets	71,318	11,397	58,022
Total current assets	141,909	33,258	98,793
Long-term			
Vessels and equipment, net	113,349	128,807	155,047
Vessels under finance lease	302,740	114,638	223,382
Vessel purchase options	-	28,832	28,832
Newbuildings	120,732	-	14,355
Investment in future net revenue	28,845	41,120	30,795
Deferred charges and other long-term assets	1,713	925	1,011
Total assets	709,288	347,580	552,215
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term and current portion of long term debt	113,327	38,162	50,473
Other current liabilities	103,058	12,235	74,399
Total current liabilities	216,385	50,397	124,872
Long term			
Long term debt	167,079	151,932	159,462
Finance lease obligation	176,018	60,263	130,460
Minority Interests	552		295
Stockholders' equity	149,254	84,988	137,126
Total liabilities and stockholders' equity	709,288	347,580	552,215

Golden Ocean Group Limited
Unaudited Consolidated Statement of Cashflows
(in thousand's of $)

	2007 Jan-Mar	2006 Jan-Mar	2006 Jan-Dec
OPERATING ACTIVITIES			
Net income	25,221	5,090	35,653
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortisation of investment in future net income	1,950	3,892	14,216
Depreciation and amortisation	5,081	1,987	10,395
Gain on sale of assets	(9,461)	(3,830)	(7,369)
Other	425		11,028
Net change in:			
Operating assets and liabilities	10,623	6,018	4,802
Net cash provided by operating activities	33,839	13,157	68,725
INVESTING ACTIVITIES			
Purchase of fixed assets	(106,406)	(12,295)	(78,955)
Acquisition of business assets			(38,006)
Proceeds from the sale of vessel	49,628		31,571
Proceeds from the sale of investment in subsidiaries	-	51,960	51,950
Purchase of marketable securities	(4,497)		(18,457)
Sale of marketable securities	4,458		21,718
Net cash provided by investing activities	(56,817)	39,665	(30,179)
FINANCING ACTIVITIES			
Payment of debt financing charges	(702)	(35)	(313)
Repayment of finance lease obligation	(3,403)	(1,364)	(7,923)
Repayment of short and long term debt	(95,220)	(53,046)	(95,906)
Proceeds from short and long term debt	165,692	7,000	69,701
Pyment of dividends	(13,569)	-	-
Proceeds from issue of shares			20,182
Reclassified as restricted cash		(6,000)	(8,500)
Net cash provided by (used in) financing activities	52,798	(53,445)	(22,759)
Net increase (decrease) in cash and cash equivalents	29,820	(623)	15,787
Cash and cash equivalents at start of period	32,271	16,484	16,484
Cash and cash equivalents at end of period	62,091	15,861	32,271

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
12	May 16, 2007	Press Release - Q1 2007 Presentation

GOGL - Q1 2007 Presentation



Press release from Golden Ocean Group Ltd. 16.05.2007

Please find enclosed the presentation of the Preliminary First Quarter 2007 Results, held in the morning on Wednesday May 16, 2007.

Oslo May 16, 2007

Q1 2007 Presentation

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59


GOLDEN
OCEAN

Golden Ocean Group Limited
Q1 2007 results
May 16, 2007


GOLDEN
OCEAN

PROFIT & LOSS

	2007	2006	2006
Operating Revenues	Jan - Mar	Jan - Mar	Jan - Dec
Time charter revenues	120 634	39 596	267 099
Other Income	588	569	3 228
Total operating revenues	121 222	40 165	270 327
Gain (loss) from sale of assets	9 500	3 830	4 108
Operating expenses			
Voyage expenses and commission	18 599	4 262	47 575
Ship operating expenses	6 360	1 319	11 374
Charterhire expenses	66 851	17 812	144 152
Administrative expenses	2 487	1 378	7 259
Depreciation	4 776	1 934	10 145
Total operating expenses	99 073	26 705	220 505
Net operating income	31 649	17 290	53 930
Other income (expenses)			
Interest income	556	88	1 100
Interest expense	(5 429)	(3 889)	(17 098)
Gain on sale of marketable securities	(39)		3 261
Gain on freight future contracts	(1 208)	193	4 369
Other financial items	(51)	134	419
Loss on Lease			(1 983)
Impairment loss		(8 726)	(8 000)
Net other income (expenses)	(6 171)	(12 200)	(17 932)
Taxation			(51)
Minority Interests	(257)		(295)
Net income	25 221	5 090	35 652
Basic earnings per share	$0.09	$0.02	$0.14


GOLDEN
OCEAN

BALANCE SHEET

ASSETS	2007	2006	2006
Current	Mar 31	Mar 31	Dec 31
Cash and cash equivalents	70 591	21 861	40 771
Other current assets	71 318	11 397	58 022
Total current assets	141 909	33 258	98 793
Long-term			
Vessels and equipment, net	113 349	128 807	155 047
Vessels under finance lease	302 740	114 638	223 382
Vessel purchase options	-	28 832	28 832
Newbuildings	120 732		14 355
Investment in future net income	28 845	41 120	30 795
Deferred charges and other long-term assets	1 713	925	1 011
Total assets	709 288	347 580	552 215

LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term and current portion of long-term debt	113 327	38 162	50 473
Current portion of finance lease obligation	18 240	5 301	13 976
Other current liabilities	84 818	6 934	60 423
Total current liabilities	216 385	50 397	124 872
Long-term			
Long-term debt	167 079	151 932	159 462
Finance lease obligation	176 018	60 263	130 460
Minority Interests	552		295
Stockholders' equity	149 254	84 988	137 126
Total liabilities and stockholders' equity	709 288	347 580	552 215


GOLDEN
OCEAN

Main events Q1/Q2 2007

- In February 2007, the Company sold the Panamax vessel "M/V Golden Gunn" for gross sale proceeds of $50.2 million. Delivery to the buyers took place in March 2007.

- During the quarter, the Company took delivery of two newbuildings (Golden Heiwa and Ocean Minerva) under the "Dreyfus deal".

- In March 2007, the Company sold the Panamax vessel "M/V Golden Dena" for gross sale proceeds of $51.0 million. Delivery to the buyers is expected to take place in June 2007. This transaction will give a positive result of approximately $10.8 million, and generate approximately $21.9 million in additional liquidity.

- In March 2007, the Company acquired four plus two optional newbuilding contracts at Pipavav Shipyard in India. The vessels of 75,000 dwt, which will be strengthened for ice trading, will be delivered during 2009 and the agreed purchase price is about $35.5 million per unit.

- In March 2007, the Company sold two ice strengthened Panamax vessels previously ordered in China to be delivered during 2008. The vessels will be sold at $45 million per unit. The sale of the two vessels will give a positive result of approximately $17 million, expected to be recorded during the second and the third quarter of 2008 upon delivery from the shipyard to the new owners.

- In April 2007, the Company acquired two newbuilding contracts at Daehan Shipbuilding Co., Ltd., South Korea and two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 170,000 dwt and 176.000 dwt respectively will be delivered between December 2008 and October 2009. The total purchase price for the four units is $296 million.


GOLDEN
OCEAN

Main events Q1/Q2 2007

- In May 2007, the Company declared options for two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 176.000 dwt are expected to be delivered in the middle of 2010. The delivered cost of the two vessels will be around $ 145 mill en bloc.

- In May 2007, the Company sold the two options at Daehan Shipbuilding Co., Ltd., South Korea at $81 mill per vessel to Knightsbridge Tankers Limited. These vessels will be delivered in June and September 2009 respectively. Golden Ocean will earn $3.2 million for arranging the deal and will act as commercial manager through Golden Ocean Management AS, a subsidiary of Golden Ocean Group Limited.

- The Board has decided to declare a cash dividend of $0.03 per share.


GOLDEN
OCEAN

Newbuildings - Panamax

Type	Hull	Yard	Delivery
Panamax Ice class	1008	Rongsheng	Q4 / 2007
Panamax Ice class	1009	Rongsheng	Q1 / 2008
Panamax Ice class (s)	1046	Rongsheng	Q1 / 2008
Panamax Ice class (s)	1010	Rongsheng	Q2 / 2008
Panamax Ice class	1021	Rongsheng	Q2 / 2008
Panamax Ice class	1047	Rongsheng	Q2 / 2008
Panamax Ice class	P001	Pipavav	Q2 / 2009
Panamax Ice class	P002	Pipavav	Q2 / 2009
Panamax Ice class	P003	Pipavav	Q3 / 2009
Panamax Ice class	P004	Pipavav	Q3 / 2009


GOLDEN
OCEAN

Newbuildings - Capesize

Type	Hull	Yard	Delivery
Capesize	1001	Daehan	Q2 / 2008
Capesize	1002	Daehan	Q3 / 2008
Capesize (SF)	1003	Daehan	Q4 / 2008
Capesize (SF)	1004	Daehan	Q1 / 2009
Capesize	1005	Daehan	Q4 / 2008
Capesize	1006	Daehan	Q1 / 2009
Capesize	J0003	Golden Bay	Q4 / 2009
Capesize	J0004	Golden Bay	Q4 / 2009
Capesize	J0007	Golden Bay	Q4 / 2010
Capesize	J0008	Golden Bay	Q4 / 2010


GOLDEN
OCEAN

Current Market Situation, One year TC


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Handymax
Panamax
old Capesize
Modern Capesize
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Baltic as of 10st of May 2007:

- BCI (Capesize average 4 TC routes) is at USD 107,817/day
- BPI (Panamax average 4 TC routes) is at USD 48,672/day
- BSI (Supramax aver. 4 TC routes) is at USD 43,223/day

Source: Fearnley Consultants & Fearnresearch


GOLDEN
OCEAN

Newbuilding Prices


90
80
70
60
50
40
30
20
10
0
million USD
52.000 DWT
70.000 DWT
170.000 DWT
1999
2000
2001
2002
2003
2004
2005
2006
2007

- Earliest delivery positions are in 2010
- Capesize and Supramax prices have risen more than 20% since July 2006
- Panamax BC have risen 17% - a reflection of consequences for this size category following the decision on expanding the Panama Canal (?)

Source: Fearnley Consultants & Fearnresearch

GOLDEN OCEAN

Second-hand prices, 5 year old ships



million USD
120
100
80
60
40
20
0
45.000 DWT
52.000 DWT
70.000 DWT
170.000 DWT
1999
1999
2000
2000
2001
2001
2002
2002
2003
2003
2004
2004
2005
2005
2006
2006
2007

- Second hand prices are strongly correlated to TC rates
- Prices have risen over 50% since Jan 2006
- 2005 built Capesize have been concluded at USD 107 Million (!!)

Source: Fearnley Consultants & Fearnresearch


GOLDEN
OCEAN

International steel production

Steel prices continue to firm up

China steel price
China steel price
US steel price
FSU steel price
700
650
600
550
500
450
400
350
300
USD/MT
2005
2006
2007

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

International steel production

China is boosting investment and production of steel

Crude Steel Production

China crude steel
JPN crude steel
South Korea crude steel
EU15 crude steel
EU25 crude steel

Mill tons

45
40
35
30
25
20
15
10
5
0

2005
2006
2007

Source: Lorentzen & Stemoco AS



GOLDEN
OCEAN

International steel production

Chinese steel production will be more than 500 mill. tons in 2007

STEEL PRODUCTION
Mill t
1400
1200
1000
800
600
400
200
0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Japan
Europe
China
Other Asia

STEEL PRODUCTION
Mill t
900
800
700
600
500
400
300
200
100
0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Japan
Europe
China
Other Asia

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

Iron ore imports and exports

China will import more than 400 mill. tons in 2007

IRON ORE IMPORTS

Mill t
1200
1000
800
600
400
200
0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Other
China
Japan
Europe

IRON ORE EXPORTS

Mill t
1200
1000
800
600
400
200
0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Other
India & Other Asia
Australia
Brazil

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

Steam coal imports and exports

Boost in European and Asian markets


STEAM COAL IMPORTS
Mill t
700
600
500
400
300
200
100
0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Other
Asia
Japan
Europe
STEAM COAL EXPORTS
Mill t
700
600
500
400
300
200
100
0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Other
Indonesia
China
Australia
South Africa

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

Port congestion

Affecting 10 percent of the fleet in May-2007

Panama Canal
Brazil
China
India
Australia

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

Port congestion

Loading: 70 vessels waiting to load in Newcastle, Australia


Monthly average port time for Panamax and Capesize
total days per call
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Mar.06
Apr.06
May.06
Jun.06
Jul.06
Aug.06
Sep.06
Oct.06
Nov.06
Dec.06
2007
Feb.07
Mar.07
Apr.07
2006
2007
Australia
South America
North America
India

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

Port congestion

Discharge: Port congestion severing in Qinhuangdao, China


Monthly average port time for Panamax and Capesize
total days per call
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Mar.06
Apr.06
May.06
Jun.06
Jul.06
Aug.06
Sep.06
Oct.06
Nov.06
Dec.06
2007
Feb.07
Mar.07
Apr.07
2006
2007
China
Japan
West Europe
Oth Far East

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

New orders

Orderbook of 33.4 percent compared with existing fleet


Mill. dwt
Cape
Pan
Handy
BDI (Right axis)
16,0
14,0
12,0
10,0
8,0
6,0
4,0
2,0
0,0
6000
5000
4000
3000
2000
1000
0
1q 94
1q 95
1q 96
1q 97
1q 98
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

Age profile

Age Profile

100
90
80
70
60
50
40
30
20
10
0
Mill DWT
0-5
6-10
11-15
16-20
21-25
26-30
30+
Cape
Pana
Handymax
Handysize

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

Vessel capacity utilization

TONNAGE BALANCE (10K dwt +)


Mill dwt
500
450
400
350
300
250
200
98 %
97 %
96 %
95 %
94 %
93 %
92 %
91 %
90 %
89 %
88 %
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Demand
Supply
Utilization (right)

Source: Lorentzen & Stemoco AS


GOLDEN
OCEAN

CONCLUSION

- Chinese growth is sustainable leading to 400 million mt iron ore imports in 2007
- High oil and gas prices is supporting steam coal as preferred source of energy
- More off hire due to aging fleet
- Tonnes miles growth stronger than volume growth, the latter to increase by 6% in 2007
- Cargo volume growth absorbs the net vessels supply growth next 18 – 24 months
- Utilisation to remain higher than 95% from now and throughout most of 2009
- Congestion will remain high but also create volatility

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
13	May 21, 2007	Press Release - Long term time charter contracts

GOGL - Long term time charter contracts

Press release from Golden Ocean Group Ltd. 21.05.2007

Golden Ocean Group Limited ("Golden Ocean") is pleased to advise that the Company has fixed out on time charter three Capesize Bulkers from Daehan Shipbuilding Co., Ltd., South Korea. Each vessel is committed for a period of five years and will be delivered to their respective Charterer's between August 2008 and March 2009. The time charter rates are $48,000 per day net for the first vessel, $46,000 per day net for the second vessel and $43,800 per day net for the third vessel. The vessels will commence their charter immediately after delivery from the yard in August 2008, December 2008 and March 2009 respectively. The first Capesize vessel in the newbuilding program from Daehan with delivery in May 2008 remains open at this stage.

In addition Golden Ocean has committed the fifth ice class Panamax from Rongsheng, China, for a five years time charter. The vessel will be delivered to the Charter during the third quarter of 2008 at a rate of $23,700 net per day.

The time charter contracts on these vessels will based on a 75% debt financing generate close to $145 million in net income over the charter period.

The decision to charter out the vessels is in line with what the Company has previously communicated to the market as a long term strategy to build values for Golden Ocean' s shareholders. The charters will materially write down the vessels from already attractive contract prices and will substantially reduce the financial risk in the company.

The total backlog of long term charter revenues in Golden Ocean is now approximately $535 million. Out of the 20 newbuildings the Company has committed to in the last year within the Panamax and Capesize segment, a total of 8 vessels has been committed on time charter contracts for periods of more than three years.

Golden Ocean's CEO Herman Billung says in a comment. "The combination of attractive building prices and a strong long term charter market has given us a unique opportunity to create long term values for our shareholders with a very limited financial risk. The remaining open capacity does still create charter market upside as well as a possibility to realise large gains by either selling vessels or trading the vessels on a short term basis".

Hamilton, Bermuda
May 21, 2007

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
14	June 6, 2007	Press Release - Sale of vessels and time charter contracts

GOGL - Sale of vessels and time charter contracts

Press release from Golden Ocean Group Ltd. 06.06.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") has agreed to get released from the bare boat agreements for the two 1990 built Panamax vessels "M/V Golden Glory" and "M/V Golden Gem" against purchasing the vessels for $11 million per vessel.

Simultaneously the Company has agreed to sell the two vessels for net sale proceeds of $60 million in total. Delivery to the buyers is expected to take place in September 2007.

This transaction will give a positive addition to net income of approximately $23 million, and is estimated to release approximately $38 million in additional liquidity. In August 2006 the Company paid $38 million to take over the bareboat agreements for the five Panamax vessels under the deal with Clipper Bulk Shipping Ltd. The cash flow from this investment until date and the sales proceeds will fully repay the gross purchase price. The Company does still keep the three remaining 1994 built vessels and will continue to pay $5,600 in bare boat hire per vessel until June 2011 when the Company has an option to buy the vessels in accordance with the original agreement.

Further the Company has fixed out on time charter the Capesize vessel "M/V Irfon". The vessel is committed for a period of 22 months to a first class counterpart at a gross rate of $66,500 per day, and will be delivered to the charter in December 2007. The vessel is chartered in at a rate of $27,250 per day and this charter will terminate at the end of the above charter out period. During the period of the time charter contract the Company anticipates to generate approximately $25 million in cash.

This sale does not represent a change in strategy, but is rather showing the Company's ability to make profitable asset play and secure historic high earnings on portion of its fleet going forward. The sale of Golden Gem and Golden Glory should be seen up against the sizeable new building commitments Golden Ocean has taken on during the last half year. From such point of view the deal constitutes a natural renewal and increased focus on high quality modern tonnage. After conclusion of the Irfon charter Golden Ocean's charter out forward book has increased to approximately $560 million. The solid forward coverage, the extensive new building program, and the increased liquidity, puts Golden Ocean in an increasingly strong position to generate superior return to shareholders in the years to come.

June 6, 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
15	July 2, 2007	Press Release - Declaration of Newbuilding Options and loss on FFA trading

GOGL - Declaration of Newbuilding Options and loss on FFA trading

Press release from Golden Ocean Group Ltd. 02.07.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") will in the second quarter of 2007 realise a loss on freight derivative activities of $15 million. $7 million of this loss has been realised in the second quarter of 2007 while the remaining part of the loss is adjustments for market to market valuations on future positions, mostly short positions. Part of this loss has arisen as a function of hedging of forward open physical positions. Going forward the Company expects these losses to be compensated by increased earnings from physical spot trading.

As per today the Company has 35% open Panamax exposure for the remainder of 2007 and 60% open Panamax exposure for 2008.

The Company is further pleased to advise that the Company has exercised its option for two additional ice class Panamax vessels at Pipavav Shipyard in India. The vessels of 75,000 dwt will be delivered during the first half of 2010. The agreed purchase price is $36 million per vessel.

The management of Golden Ocean finds price and time of delivery attractive and furthermore considers ice class strengthening to have an added commercial value going forward.

Hamilton, Bermuda
July 2, 2007

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
16	August 9, 2007	Press Release - Sale of vessel

GOGL - Sale of vessel

Press release from Golden Ocean Group Ltd. 09.08.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") has agreed to sell the vessel "M/V Shinyo Brilliance".

The vessel is a Panamax bulker and is one of the long term time charter vessels previously acquired from Louis Dreyfus with an option to purchase attached to the time charter. The vessel will be delivered to the Buyers within the end of December 2007 and the agreed purchase price is $72 million net.

The strike price for the option is about $20 million net and the transaction will thereby free up approximately $52 million in cash liquidity.

The sale represents no change in strategy for Golden Ocean but should be seen as an opportunistic move up against the large ordering of new tonnage at reasonable prices which the Company recently has concluded.

The increased liquidity and the committed financing for the newbuilding program puts the Company in a strong financial position to both grow the business and increase the dividend capacity to shareholders.

August 9, 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53


RECEIVED
2008 OCT -1 A 7:21

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
17	August 13, 2007	Press Release - Invitation to presentation of Q2 2007 Results

GOGL - Invitation to presentation of Q2 2007 Results

Press release from Golden Ocean Group Ltd. 13.08.2007

Golden Ocean's Second Quarter 2007 results will be released on Tuesday August 21, 2007. In connection with this a presentation will be held as described below:

Presentation
A presentation of Golden Ocean's Second Quarter 2007 results will take place in Oslo at Stranden 21 (DnB NOR building at Aker Brygge) in the Auditorium on second floor on Tuesday August 21, 2007 at 08:30 A.M. If you wish to attend please confirm to our Reception at +47 22 01 73 40.

Oslo, August 13, 2007

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
18	August 21, 2007	Press Release - Interim Results for the Quarter ended June 30, 2007


RECEIVED
2008 OCT -1 A 7:22
FICE OF INTERNATIONAL

GOGL - Interim Results for the Quarter ended June 30, 2007

Press release from Golden Ocean Group Ltd. 21.08.2007

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is pleased to report net income of $25.6 million and earnings per share of $0.09 for the second quarter of 2007. This compares with net income and earnings per share of $25.2 million and $0.09 for the first quarter of 2007. Total operating revenues for the second quarter were $124.7 million, total operating expenses were $91.3 million and net other expenses were $18.5 million.

Due to the strong freight market during the quarter the Company increased Net operating income to $44.1 million compared to $31.6 million in the first quarter.

Net other expenses for the second quarter were $18.5 million compared with $6.2 million in the first quarter of 2007. This decrease is primarily due to the loss on freight future contracts of $15.4 million taken in the quarter.

Cash and cash equivalents increased by $5.0 million during the quarter. The Company generated cash from operating activities and financing activities of $26.0 million and $42.5 million, respectively and used $63.5 million for investing activities. The latter amount includes part payments on newbuilding instalments of $116.1 million and proceeds from sale of assets of $49.9 million. During the second quarter the Company repaid $34.3 million in debt and borrowed an additional $88.6 million.

Golden Ocean reports net income and earnings per share of $50.8 million and $0.19 for the first six months of 2007. Total operating revenues were $245.9 million, total operating expenses were $190.4 million and net other expense was $24.9 million.

On August 21, 2007 the Board has declared a dividend of $0.05 per share. The record date for the dividend is September 6, 2007, ex. dividend date is September 3, 2007 and the dividend will be paid on or about September 12, 2007.

At June 30, 2007 the total number of shares outstanding in Golden Ocean was 271,377,607 of $0.10 par value each.

Corporate and Finance

In April 2007, the Company acquired two newbuilding contracts at Daehan Shipbuilding Co., Ltd., South Korea and two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 170,000 dwt and 176,000 dwt respectively will be delivered between December 2008 and October 2009. The total purchase price for the four units is $296 million.

In May 2007, the Company declared options for two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 176,000 dwt are expected to be delivered in the middle of 2010. The delivered cost of the two vessels will be around $145 million en bloc.

In May 2007, the Company declared and subsequently nominated two newbuilding contract options at Daehan Shipbuilding Co., Ltd., South Korea at $ 81 million per vessel to Knightsbridge Tankers Limited. These vessels will be delivered in June and September 2009 respectively. Golden Ocean will earn $3.2 million for arranging the deal and will act as commercial manager through Golden Ocean Management AS, a subsidiary of Golden Ocean Group Limited.

In May 2007, the Company fixed out on time charter three Capesize Bulkers from Daehan Shipbuilding Co., Ltd., South Korea. Each vessel is committed for a period of five years and will be delivered to their respective Charterer's between August 2008 and March 2009. The time charter rates are $48,000 per day net for the first vessel, $46,000 per day net for the second vessel and $43,800 per day net for the third vessel. The vessels will commence their charter immediately after delivery from the yard in August 2008, December 2008 and March 2009 respectively. In addition Golden Ocean has committed the fifth ice class Panamax from Rongsheng, China, for a five years time charter. The vessel will be delivered to the Charter during the third quarter of 2008 at a rate of $23,700 net per day.

In July 2007, the Company exercised its option for two additional ice class Panamax vessels at Pipavav Shipyard in India. The vessels of 75,000 dwt will be delivered during the first half of 2010. The agreed purchase price is $36 million per vessel.

In August 2007, the Company agreed to sell the vessel "M/V Shinyo Brilliance". The vessel is a Panamax bulker and is one of the long term time charter vessels previously acquired from Louis Dreyfus with an option to purchase attached to the time charter. The vessel will be delivered to the Buyers within the end of December 2007 and the agreed purchase price is $72 million net. The strike price for the option is about $20 million net and the transaction will thereby free up approximately $52 million in cash liquidity.

The full report is available in the enclosed attachment.

August 21, 2007
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda


RECEIVED
2008 OCT -1 A 7:12

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

Q2 2007 Results



Golden Ocean Group Limited

Interim Report June 2007

Second Quarter and Six Month Results.

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is pleased to report net income of $25.6 million and earnings per share of $0.09 for the second quarter of 2007. This compares with net income and earnings per share of $25.2 million and $0.09 for the first quarter of 2007. Total operating revenues for the second quarter were $124.7 million, total operating expenses were $91.3 million and net other expenses were $18.5 million.

Due to the strong freight market during the quarter the Company increased Net operating income to $44.1 million compared to $31.6 million in the first quarter.

Net other expenses for the second quarter were $18.5 million compared with $6.2 million in the first quarter of 2007. This decrease is primarily due to the loss on freight future contracts of $15.4 million taken in the quarter.

Cash and cash equivalents increased by $5.0 million during the quarter. The Company generated cash from operating activities and financing activities of $26.0 million and $42.5 million, respectively and used $63.5 million for investing activities. The latter amount includes part payments on newbuilding instalments of $116.1 million and proceeds from sale of assets of $49.9 million. During the second quarter the Company repaid $34.3 million in debt and borrowed an additional $88.6 million.

Golden Ocean reports net income and earnings per share of $50.8 million and $0.19 for the first six months of 2007. Total operating revenues were $245.9 million, total operating expenses were $190.4 million and net other expense was $24.9 million.

On August 21, 2007 the Board has declared a dividend of $0.05 per share. The record date for the dividend is September 6, 2007, ex. dividend date is September 3, 2007 and the dividend will be paid on or about September 12, 2007.

At June 30, 2007 the total number of shares outstanding in Golden Ocean was 271,377,607 of $0.10 par value each.

Corporate and Finance

In April 2007, the Company acquired two newbuilding contracts at Daehan Shipbuilding Co., Ltd., South Korea and two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 170,000 dwt and 176,000 dwt respectively will be delivered between December 2008 and October 2009. The total purchase price for the four units is $296 million.

In May 2007, the Company declared options for two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 176,000 dwt are expected to be delivered in the middle of 2010. The delivered cost of the two vessels will be around $145 million en bloc.

In May 2007, the Company declared and subsequently nominated two newbuilding contract options at Daehan Shipbuilding Co., Ltd., South Korea at $ 81 million per vessel to Knightsbridge Tankers Limited.

These vessels will be delivered in June and September 2009 respectively. Golden Ocean will earn $3.2 million for arranging the deal and will act as commercial manager through Golden Ocean Management AS, a subsidiary of Golden Ocean Group Limited.

In May 2007, the Company fixed out on time charter three Capesize Bulkers from Daehan Shipbuilding Co., Ltd., South Korea. Each vessel is committed for a period of five years and will be delivered to their respective Charterer's between August 2008 and March 2009. The time charter rates are $48,000 per day net for the first vessel, $46,000 per day net for the second vessel and $43,800 per day net for the third vessel. The vessels will commence their charter immediately after delivery from the yard in August 2008, December 2008 and March 2009 respectively. In addition Golden Ocean has committed the fifth ice class Panamax from Rongsheng, China, for a five years time charter. The vessel will be delivered to the Charter during the third quarter of 2008 at a rate of $23,700 net per day.

In July 2007, the Company exercised its option for two additional ice class Panamax vessels at Pipavav Shipyard in India. The vessels of 75,000 dwt will be delivered during the first half of 2010. The agreed purchase price is $36 million per vessel.

In August 2007, the Company agreed to sell the vessel "M/V Shinyo Brilliance". The vessel is a Panamax bulker and is one of the long term time charter vessels previously acquired from Louis Dreyfus with an option to purchase attached to the time charter. The vessel will be delivered to the Buyers within the end of December 2007 and the agreed purchase price is $72 million net. The strike price for the option is about $20 million net and the transaction will thereby free up approximately $52 million in cash liquidity.

The Market

Following the strong first quarter of 2007 most analysts were expecting a fall in the market based on the assumption that port congestion in Australia would ease and from a seasonal perspective. To the contrary, waiting time increased and congestion spread to other areas of the world. The demand for the major dry bulk commodities (iron ore and steam coal) increased by around 10 percent and we saw a strong growth in exports of soya beans from South America to the Far East.

The Capesize market averaged at $98,000 per day in the second quarter of 2007 against $76,000 per day for the first quarter of 2007. The corresponding numbers for Panamax were $46,000 per day for the second quarter of 2007 against $36,000 for the first quarter of 2007.

The total dry bulk fleet had a net fleet growth of 6.3 million dwt (1.7 percent) during the second quarter of 2007 which was about 700,000 dwt less than the previous quarter. In total 15 Capesize and 21 Panamax vessels were delivered during the second quarter. One vessel of 57,000 dwt was the only large dry bulk vessel scrapped during the second quarter of 2007.

Second hand values continued to increase and new all time high prices were agreed during the second quarter of 2007. The value of a five year old Panamax rose to about $57 million and a similarly aged Capesize rose to about $107 million, which is an increase of more than 10 percent for both Panamax and Capesize vessels compared to the first quarter of 2007.

Newbuilding prices are still on the rise and in spite of a long lead time until delivery (2010), the current Panamax contract in the second quarter of 2007 is priced at $43 million while a capesize contract is priced at $85 million.

Numerous transactions were concluded both in the second hand market and on New buildings, and owners experienced brisk demand for long term period time charters (duration of more then three years) at historic high levels.

Outlook and strategy

At the moment there are no signs of a summer hold up in the drybulk market. In the midst of the Holiday season both spot and period markets are at levels close to all time high. Asset values have surpassed all time high values with solid margins which reflects a strong belief in the future of the dry bulk shipping industry.

The positive outlook for the international steel industry remains intact and we believe that the demand from both Europe and The Middle East will support Chinese steel exports. Coal will remain the fastest growing energy source due to favourable pricing compared to oil and gas. The strongest growth will be within Asia, although Europe will see substantial growth too.

Increased sailing distances for both these commodities, in addition to grain, will give a stronger tonnes miles growth than volume growth and forecasters expects total demand for dry bulk transportation to grow by more than 10 percent this year and 8 percent in 2008.

On the supply side the deliveries in the second half of 2007 will be lower than in the first half of 2007. For next year the net fleet growth is estimated to 6.7 percent compared to 7.1 percent this year.

There are two points we would like to address related to the supply side which we believe will reduce available tonnage and this is not taken into account by industry observers :

a) Due to the age profile of the fleet there are in general more off hire which we believe could reduce available tonnage with at least 1 percent.
b) The rapidly increasing Chinese coastal trade of coal is requiring bigger vessels than in the past. Several Panamax and Handysize vessels have been sold to Chinese buyers. These vessels will disappear from the international market but are still appearing in bulk statistics

Based on the above supply / demand assumptions we believe that utilisation of the dry bulk fleet will remain tight for 2007 and 2008 . Congestion will however be a swing factor which could influence rates significantly on the upside as well as the downside. The significant order book which now amounts to 38 percent of the total fleet give some reasons to concern for the long term stability of the market. Such a concern is however partly reduced by the fact that 30 percent of the drybulk fleet today is older than 20 years..

Given our positive view of the 2008 market Golden Ocean intends to have slightly higher spot exposure in 2008 compared to 2007. The Company will continue to have an opportunistic attitude towards sale of existing vessels , as well as ordering , purchase of second hand vessels and in and out chartering.

In the last year Golden Ocean has been able to grow the fleet by adding newbuilding orders at attractive price levels. About 50 percent of the newbuildings are fixed out at levels that will write down the vessels materially during the time charter period and therefore reduce the financial risk. Golden Ocean has secured financing for the entire program at attractive levels. The Company's strong liquidity position and the committed financing for the newbuilding program puts the Company in a good financial position to both grow the business and increase the dividend capacity to shareholders.

The Board is optimistic for the prospect for good results in the second half of the year as well as a strong result for 2008.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Golden Ocean's management's examination of historical operating trends. Although Golden Ocean believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Golden Ocean cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company.

August 21, 2007
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED SECOND QUARTER REPORT (UNAUDITED)

Golden Ocean Group Limited
Unaudited Consolidated Statement of Operations
(in thousand's of $)

2006 Apr - Jun	2007 Apr - Jun		2007 Jan - Jun	2006 Jan - Jun	2006 Jan – Dec
		Operating revenues			
71,098	124,920	Time charter and voyage revenues	244,720	110,781	267,099
715	(214)	Other income	1,208	1,263	3,228
71,813	124,706	Total operating revenues	245,928	112,044	270,327
(10)	10,670	Gain (loss) from sale of assets	20,170	3,820	4,108
		Operating expenses			
17,419	12,057	Voyage expenses and commission	30,656	21,747	47,575
1,211	7,120	Ship operating expenses	13,480	2,530	11,374
35,011	66,009	Charter hire expenses	132,860	52,823	144,152
1,756	1,673	Administrative expenses	4,160	3,134	7,259
1,735	4,442	Depreciation	9,218	3,669	10,145
57,132	91,301	Total operating expenses	190,374	83,903	220,505
14,671	44,075	Net operating income	75,724	31,961	53,930
		Other income/(expenses)			
203	735	Interest income	1,291	291	1,100
(3,982)	(5,262)	Interest expense	(10,691)	(7,871)	(17,098)
-	1,787	Gain on sale of marketable securities	1,748	-	3,261
7	(15,430)	Gain from freight future contracts	(16,638)	200	4,369
(74)	(282)	Other financial items	(590)	60	124
(1,506)	-	Loss on lease	-	(1,506)	(1,983)
726	-	Impairment loss	-	(8,000)	(8,000)
(4,626)	(18,452)	Net other income/(expenses)	(24,880)	(16,826)	(18,227)
		Taxation	-		(51)
10,045	25,623	Net income	50,844	15,135	35,652
$0.04	$0.09	Basic earnings per share	$0.19	$0.06	$0.14

Golden Ocean Group Limited
Unaudited Consolidated Balance Sheet

(in thousand's of $)	2007 Jun 30	2006 Jun 30	2006 Dec 31
ASSETS			
Current			
Cash and cash equivalents	67,078	13,001	32,271
Restricted cash	8,500	6,000	8,500
Other current assets	96,451	37,149	58,022
Total current assets	172,029	56,150	98,793
Long-term			
Non-current assets available for sale	-	31,605	-
Vessels and equipment, net	72,872	127,547	155,047
Vessels under finance lease	299,593	82,582	223,382
Vessel purchase options	-	28,832	28,832
Newbuildings	236,860	14,211	14,355
Investment in future net income	26,964	37,185	30,795
Deferred charges and other long-term assets	1,821	3,652	1,011
Total assets	810,139	381,764	552,215

LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term and current portion of long term debt	137,043	47,871	50,473
Other current liabilities	137,964	49,980	74,694
Total current liabilities	275,007	97,851	125,167
Long term			
Long term debt	197,641	145,578	159,462
Finance lease obligation	171,355	41,771	130,460
Stockholders' equity	166,136	96,564	137,126
Total liabilities and stockholders' equity	810,139	381,764	552,215

Golden Ocean Group Limited
Unaudited Consolidated Statement of Cashflow
(in thousand's of $)

2006 Apr-Jun	2007 Apr-Jun		2007 Jan-Jun	2006 Jan-Jun	2006 Jan-Dec
		OPERATING ACTIVITIES			
10,045	25,623	Net income	50,844	15,135	35,653
		Adjustments to reconcile net income to net cash provided by operating activities:			
3,935	1,881	Amortisation of investment in future net income	3,831	7,827	14,216
1,792	4,540	Depreciation and amortisation	9,621	3,779	10,395
10	(12,457)	Gain on sale of assets	(21,918)	(3,820)	(7,369)
1,033	596	Other	1,021	10,015	11,028
		Net change in:			
264	5,776	Operating assets and liabilities	16,397	(2,701)	4,802
17,079	25,959	Net cash provided by operating activities	59,796	30,235	68,725
		INVESTING ACTIVITIES			
(17,236)	(116,128)	Purchase of fixed assets	(222,534)	(29,531)	(78,955)
-	-	Acquisition of business assets	-	-	(38,006)
	49,943	Proceeds from the sale of vessel	99,571		31,571
(10)	-	Proceeds from the sale of investment in subsidiary	-	51,950	51,950
(4,610)	(6,481)	Purchase of short term investments	(10,978)	(4,610)	(18,457)
-	9,166	Sale of short term investments	13,624	-	21,718
(21,856))	(63,500)	Net cash provided by investing activities	(120,317)	17,809	(30,179)
		FINANCING ACTIVITIES			
(30)	(207)	Payment of debt financing charges	(909)	(65)	(313)
(1,408)	(3,403)	Repayment of finance lease obligation	(6,806)	(2,771)	(7,923)
(10,645)	(34,337)	Repayment of short and long term debt	(129,557)	(63,691)	(95,906)
14,000	88,616	Proceeds from short and long term debt	254,308	21,000	69,701
	(8,141)	Payment of dividends	(21,710)		-
-	-	Proceeds from issue of shares	-	-	20,182
	-	Reclassified as restricted cash			(8,500)
1,917	42,528	Net cash provided by (used in) financing activities	95,326	(45,527)	(22,759)
(2,860)	4,987	Net increase (decrease) in cash and cash equivalents	34,805	2,517	15,787
21,861	62,091	Cash and cash equivalents at start of period	32,271	16,484	16,484
19,001	67,078	Cash and cash equivalents at end of period	67,078	19,001	32,271

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
19	August 21, 2007	Press Release - Q2 2007 Presentation

GOGL - Q2 2007 Presentation

Press release from Golden Ocean Group Ltd. 21.08.2007

Please find enclosed the presentation of the Preliminary Second Quarter 2007 Results, held in the morning on Tuesday August 21, 2007.
Oslo August 21, 2007
Q2 2007 Presentation

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59


GOLDEN
OCEAN

Golden Ocean Group Limited
Q2 2007 results
August 21, 2007


GOLDEN
OCEAN

PROFIT & LOSS

2006 Apr - Jun	2007 Apr - Jun	*(in thousands of $)*	2007 Jan - Jun	2006 Jan - Jun	2006 Jan - Dec
		Operating Revenues			
71 098	124 920	Time charter revenues	244 720	110 781	267 099
715	(214)	Other Income	1 208	1 263	3 228
71 813	124 706	Total operating revenues	245 928	112 044	270 327
(10)	10 670	Gain (loss) from sale of assets	20 170	3 820	4 108
		Operating expenses			
17 419	12 057	Voyage expenses and commission	30 656	21 747	47 575
1 211	7 120	Ship operating expenses	13 480	2 530	11 374
35 011	66 009	Charterhire expenses	132 860	52 823	144 152
1 756	1 673	Administrative expenses	4 160	3 134	7 259
1 735	4 442	Depreciation	9 218	3 669	10 145
57 132	91 301	Total operating expenses	190 374	83 903	220 505
14 671	44 075	Net operating income	75 724	31 961	53 930
		Other income (expenses)			
203	735	Interest income	1 291	291	1 100
(3 982)	(5 262)	Interest expense	(10 691)	(7 871)	(17 098)
	1 787	Gain on sale of marketable securities	1 748		3 261
7	(15 430)	Gain on freight future contracts	(16 638)	200	4 369
(74)	(282)	Other financial items	(590)	60	124
(1 506)		Loss on Lease		(1 506)	(1 983)
726		Impairment loss		(8 000)	(8 000)
(4 626)	(18 452)	Net other income (expenses)	(24 880)	(16 826)	(18 227)
		Taxation			(51)
10 045	25 623	Net income	50 844	15 135	35 652
$0.04	$0.09	Basic earnings per share	$0.19	$0.06	$0.14


GOLDEN
OCEAN

BALANCE SHEET

(in thousands of $)	'2007 Jun 30	'2006 Jun 30	'2006 Dec 31
ASSETS			
Current			
Cash and cash equivalents	75 578	19 001	40 771
Other current assets	96 451	37 149	58 022
Total current assets	172 029	56 150	98 793
Long-term			
Non-current assets avalable for sale		31 605	
Vessels and equipment, net	72 872	127 547	155 047
Vessels under finance lease	299 593	82 582	223 382
Vessel purchase options	-	28 832	28 832
Newbuildings	236 860	14 211	14 355
Investment in future net income	26 964	37 185	30 795
Deferred charges and other long-term assets	1 821	3 652	1 011
Total assets	810 139	381 764	552 215
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term and current portion of long-term debt	137 043	47 871	50 473
Current portion of finance lease obligation	18 443	23 166	13 976
Other current liabilities	119 521	26 814	60 718
Total current liabilities	275 007	97 851	125 167
Long-term			
Long-term debt	197 641	145 578	159 462
Finance lease obligation	171 355	41 771	130 460
Stockholders' equity	166 136	96 564	137 126
Total liabilities and stockholders' equity	810 139	381 764	552 215


GOLDEN
OCEAN

Main events Q2/Q3 2007

- In April 2007, the Company acquired two newbuilding contracts at Daehan Shipbuilding Co., Ltd., South Korea and two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 170,000 dwt and 176,000 dwt respectively will be delivered between December 2008 and October 2009. The total purchase price for the four units is $296 million.

- In May 2007, the Company declared options for two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. The vessels of 176,000 dwt are expected to be delivered in the middle of 2010. The delivered cost of the two vessels will be around $145 million en bloc.

- In May 2007, the Company declared and subsequently nominated two newbuilding contract options at Daehan Shipbuilding Co., Ltd., South Korea at $81 million per vessel to Knightsbridge Tankers Limited. These vessels will be delivered in June and September 2009 respectively. Golden Ocean will earn $3.2 million for arranging the deal and will act as commercial manager through Golden Ocean Management AS, a subsidiary of Golden Ocean Group Limited.

- In May 2007, the Company fixed out on time charter three Capesize Bulkers from Daehan Shipbuilding Co., Ltd., South Korea. Each vessel is committed for a period of five years and will be delivered to their respective Charterer's between August 2008 and March 2009. The time charter rates are $48,000 per day net for the first vessel, $46,000 per day net for the second vessel and $43,800 per day net for the third vessel. The vessels will commence their charter immediately after delivery from the yard in August 2008, December 2008 and March 2009 respectively. In addition Golden Ocean has committed the fifth ice class Panamax from Rongsheng, China, for a five years time charter. The vessel will be delivered to the Charter during the third quarter of 2008 at a rate of $23,700 net per day.


GOLDEN
OCEAN

Main events Q2/Q3 2007

- In July 2007, the Company exercised its option for two additional ice class Panamax vessels at Pipavav Shipyard in India. The vessels of 75,000 dwt will be delivered during the first half of 2010. The agreed purchase price is $36 million per vessel.

- In August 2007, the Company agreed to sell the vessel "M/V Shinyo Brilliance". The vessel is a Panamax bulker and is one of the long term time charter vessels previously acquired from Louis Dreyfus with an option to purchase attached to the time charter. The vessel will be delivered to the Buyers within the end of December 2007 and the agreed purchase price is $72 million net. The strike price for the option is about $20 million net and the transaction will thereby free up approximately $52 million in cash liquidity.

- The Board has decided to declare a cash dividend of $0.05 per share.


GOLDEN
OCEAN

Newbuildings - Panamax

Type	Hull	Yard	Delivery
Panamax Ice class	1008	Rongsheng	Q4 / 2007
Panamax Ice class	1009	Rongsheng	Q1 / 2008
Panamax Ice class (s)	1046	Rongsheng	Q1 / 2008
Panamax Ice class (s)	1010	Rongsheng	Q2 / 2008
Panamax Ice class	1021	Rongsheng	Q2 / 2008
Panamax Ice class	1047	Rongsheng	Q2 / 2008
Panamax Ice class	P001	Pipavav	Q2 / 2009
Panamax Ice class	P002	Pipavav	Q2 / 2009
Panamax Ice class	P003	Pipavav	Q3 / 2009
Panamax Ice class	P004	Pipavav	Q3 / 2009
Panamax Ice class	P009	Pipavav	Q2 / 2010
Panamax Ice class	P010	Pipavav	Q3 / 2010


GOLDEN
OCEAN

Newbuildings - Capesize

Type	Hull	Yard	Delivery
Capesize	1001	Daehan	Q2 / 2008
Capesize	1002	Daehan	Q3 / 2008
Capesize (SF)	1003	Daehan	Q4 / 2008
Capesize (SF)	1004	Daehan	Q1 / 2009
Capesize	1013	Daehan	Q4 / 2008
Capesize	1014	Daehan	Q1 / 2009
Capesize	J0003	Golden Bay	Q4 / 2009
Capesize	J0004	Golden Bay	Q4 / 2009
Capesize	J0007	Golden Bay	Q4 / 2010
Capesize	J0008	Golden Bay	Q4 / 2010

DRY BULK TRADE



GOLDEN OCEAN
DRY BULK IMPORTS
BY COUNTRY/REGION
MILL TONNES PER YEAR
600
500
400
300
200
100
0
98
99
2000
01
02
03
04
05
06
07 P
CHINA
OTH ASIA
W.EUROPE
M.EAS
JAPAN
INDIA
USA
DRY BULK IMPORTS
BY COMMODITY
MILL TONNES PER YEAR
900
800
700
600
500
400
300
200
100
0
+ 10 %
+ 10 %
+ 3 %
+ 3-3.5 %
+ 2.5 %
98
99
2000
01
02
03
04
05
06
07 P
IRON ORE
COKING COAL
OTHER STEEL REL.
STEAM COAL
GRAIN+SOYA
FOREST
OTHERS

R.S. Platou
Economic Research a.s

SHIPS ARE BECOMING OLDER, BUT MORE OFFHIRE


AGE PROFILE BULK CARRIERS
AS AT 1.5.2007
MILL . DWT
120
100
80
60
40
20
0
AVERAGE AGE:
10-19,999 DWT: 21.4
20-29,999 DWT: 18.4
30-39,000 DWT: 19.7
40-59,999 DWT: 10.5
60-79,999 DWT: 11.2
80-99,999 DW : 7.9
100,000 DW + : 10.6
TOTAL: 13.1
ABOUT 44 MILL DWT OF SHIPS ARE OLDER THAN 25 YEARS, TOTAL ORDERBOOK IS 100 MILL DWT.
ABOVE30 YEARS
26-30 YEARS
21-25 YEARS
15-20 YEARS
11-14 YEARS
6-10 YEARS
0 - 5 YEARS
100,000 DWT +
60-79,999 DWT
30-39,999 DWT
10-19,999 DWT
80-99,999 DWT
40-59,999 DWT
20-29,999 DWT

LONGER LIVESPAIN

INCREASING OFFHIRE

REDUCED YARD CAPACITY

RESULTING IN ADDITIONAL DEMAND FOR SHIPS.

12 EXTRA DAYS OFFHIRE FOR SHIPS ABOVE 25 YEARS IS CREATING NEARLY 1 PERCENT ADDITIONAL DEMAND FOR TONNAGE.

R.S. Platou
Economic Research a.s


GOLDEN
OCEAN

CHINA - STRONG INCREASE IN DOMESTIC COAL TRANSPORTS WITH LARGER AND LARGER SHIPS


CHINESE CABOTAGE TRADE (COASTAL TRADE)
COAL SHIPMENTS BY SEA (OVERSEAS AND DOMESTIC)
MILL TONNES/YEAR
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
2005
2006
2007 E
TOTAL SHIPMENTS
OVERSEAS
DOMESTIC

IN 2007, CHINESE COAL PRODUCTION CAPACITY IS ESTIMATED TO INCREASE AROUND 250 MILL TONNES

R.S. Platou
Economic Research a.s


GOLDEN
OCEAN

EXTREMELY HIGH UTILIZATION OF THE DRY BULK FLEET

SUPPLY, DEMAND AND UTILIZATION RATE
DRY BULK FLEET 10.000 DWT +

MILL DWT
UTILIZATION RATE
400
300
200
100
110
100
90
80
70
SUPPLY
DEMAND
UTILIZATION RATE
93.1 94.1 95.1 96.1 97.1 98.1 99.1 2000.1 2001.1 2002.1 2003.1 2004.1 2005.1 2006.1 2007.1

DEMAND FOR TRADING — TOTAL FLEET — UTILIZATION RATE

ANNUAL CHANGES IN SUPPLY AND DEMAND

PERCENT CHANGE FROM YEAR BEFORE
20
15
10
5
0
2000 01 02 03 04 05 06 07H1 VS 06H1

SUPPLY
DEMAND

R.S. Platou
Economic Research a.s


GOLDEN
OCEAN

FREIGHT RATES VS UTILIZATION RATE PANAMAX

1995 - 2007


1000 $/DAY
60
50
40
30
20
10
0
80
85
90
95
100
UTILIZATION RATE
Q1 2004
Q2 2007
Q4 2004
Q1 2005
Q1 2007
Q3 2004
Q2 2004
Q4 2005
Q1 2006
R-square = 0.981 # pts = 50
y = 0.000199e^0.126x



R.S. Platou
Economic Research a.s


GOLDEN
OCEAN

WORLD STEEL PRODUCTION


YEAR ON YEAR CHANGES IN PERCENT
50
40
30
20
10
0
(10)
(20)
93
94
95
96
97
98
99
2.000
01.1
02.1
03.1
04.1
05.1
06.1
07.1
WORLD TOTAL STEEL PROD
CHINA STEEL PROD
REST OF THE WORLD

R.S. Platou
Economic Research a.s


GOLDEN
OCEAN

AVERAGE DISTANCE IN IRON ORE EXPORTS

NAUTICAL MILES

10.000
9.000
8.000
7.000
6.000
5.000
4.000

2005.1
2006.1
2007.1

AUSTRALIA EXPORT — BRAZIL

R.S. Platou
Economic Research a.s


GOLDEN
OCEAN

INTERNATIONAL IRON ORE PRICES

INDICATORS IRON ORE PRICES WILL BR HIGHER FOR 2008 FISCAL YEAR


Iron ore price change year-on-year

80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
-10 %
-20 %

6,0 %
1,1 %
2,8 %
-11,0 %
4,4 %
4,3 %
-2,4 %
9,0 %
18,6 %
71,5 %
19,0 %
9,5 %
20,0 %

1995/96
1996/97
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07
2007/08E
2009/10E

Source: Lorentzen & Stemoco

GOLDEN OCEAN

CHINESE ENERGY HEAVILY BASED ON COAL

ENERGY CONSUMPTION BY SOURCE

2005



NUCLEAR
11
HYDRO
74
OIL
309
NATURAL GAS
35
COAL
957

MILL TONNES OIL EQUIVALENT

CHINA'S COAL IMPORT AND EXPORT



MILL TONNES/MONTH
10
9
8
7
6
5
4
3
2
1
0
00.1
01.1
02.1
03.1
04.1
05.1
06.1
07.1
EXPORTS
IMPORTS

SOURCE: BP

R.S. Platou
Economic Research a.s

Snapshot bulk carrier market


GOLDEN
OCEAN
Monthly Employment for Capesize in Atl Ocean
million dwt demanded
Average Rate ($/day)
0.0
10.0
20.0
30.0
40.0
50.0
60.0
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Feb.06
Apr.06
Jun.06
Aug.06
Oct.06
Dec.06
Feb.07
Apr.07
Jun.07
Aug.07
Ballasting to
Loaded to
Normal Port
Extra Port
Slow/Wait
Pan Avg TC
Monthly Employment for Capesize in Pac Ocean
million dwt demanded
Average Rate ($/day)
0.0
20.0
40.0
60.0
80.0
100.0
120.0
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Feb.06
Apr.06
Jun.06
Aug.06
Oct.06
Dec.06
Feb.07
Apr.07
Jun.07
Aug.07
Ballasting to
Loaded to
Normal Port
Extra Port
Slow/Wait
Pan Avg TC

Source: Lorentzen & Stemoco

GOLDEN OCEAN

MARKET PROSPECTS 2007 - 10



SUPPLY, DEMAND AND UTILIZATION RATE
DRY BULK FLEET 10.000 DWT +
MILL DWT
UTILIZATION RATE
500
400
300
200
100
110
100
90
80
70
SUPPLY
DEMAND
UTILIZATION
RATE
FORECAST
97.1
98.1
99.1
00.1
01.1
02.1
03.1
04.1
05.1
06.1
07.1
08.1
09.1
10.1
DEMAND FOR TRADING
UTILIZATION RATE
TOTAL FLEET

R.S. Platou
Economic Research a.s


GOLDEN
OCEAN

DRY BULK DEMAND VERY SENSITIVE TO CHANGES IN WORLD GDP

TO DEMONSTRATE THE SENITIVITY , TWO ALTERNATIVE SCENARIOS:

ECONOMICS ONCE AGAIN		WORLD ECONOMY OUTPERFORM CONSENSUS			LOSE MORE STEAM THAN CONSENSUS		
2006 2007 2008	2009	2007	2008	2009			
WORLD GDP %	5.4	5.2	5.4	5.2	4.8	4.4	4.5
STEEL DEMAND %	8.5	7.7	8.0	7.7	6.5	4.8	5.0
CHINA STEEL PRODUCTION (MT)	418	488	565	655	475	530	595
CHINA IRON ORE IMPORTS (MT)	326	400	465	525	385	425	470
CHINA STEEL EXPORTS (MT)	52	68	82	96	55	59	63
CHINA CEMENT EXPORTS (MT)	26	35	45	54	30	35	41
CHINA COASTAL TRADE (MT)	376	460	550	640	435	510	585
PORT CONGESTION (%)	4.7	8.0	7.0	6.5	6.0	4.5	3.5
INCREASED OFFHIRE - EXTRA DEMAND		PROBABLY INCREASING					
SCRAPPING (MDWT)	2.2	0.5	1.0	1.5	1.5	5.5	12.0
TONNAGE DEMAND (%)	6.4%	10.9%	7.5%	7.0%	9.0%	4.5%	4.1%
FLEET INCREASE (%)	6.8%	6.8%	6.5%	8.1%	6.2%	5.7%	6.3%
FLEET UTILIZATION (AVERAGE)	93.3 %	97.4%	98.4%	97.3%	96.1%	94.9%	92.7%

R.S. Platou
Economic Research a.s

SENSITIVITIES TWO SCENARIOS

MARKET PROSPECTS 2007-09


UTILIZATION RATE
DRY BULK FLEET 10.000 DWT +


FORECAST
110
90
80
70
UTILIZATION RATE
UTILIZATION
RATE
ECONOMICS
ONCE AGAIN
OUTPERFORM
CONSENSUS
WORLD ECONOMY
LOSE MORE STEAM
THAN CONSENSUS
97.1
98.1
99.1
00.1
01.1
02.1
03.1
04.1
05.1
06.1
07.1
08.1
09.1

R.S. Platou
EconomicResearch a.s

SENSITIVITIES TWO SCENARIOS......


GOLDEN OCEAN
FREIGHT MARKET INDICATION
QUARTERLY AVERAGE
1000 $/DAY
70
60
50
40
30
20
10
0
ECONOMICS
ONCE AGAIN
OUTPERFORM
CONSENSUS
WORLD ECONOMY
LOSE MORE STEAM
THAN CONSENSUS
2000.1
01.1
02.1
03.1
04.1
05.1
06.1
07.1
08.1
09.1
PANAMAX
FREIGHT MARKET INDICATION
- QUARTERLY AVERAGE
1000 $/DAY
120
100
80
60
40
20
0
ECONOMICS
ONCE AGAIN
OUTPERFORM
CONSENSUS
WORLD ECONOMY
LOSE MORE STEAM
THAN CONSENSUS
CAPESIZE
R.S. Platou
Economic Research a.s

GOLDEN OCEAN

CONCLUSION

DRY BULK MARKET TO REMAIN FIRM OVER THE NEXT TWO YEARS

- Limited negative short term effect from turbulence in financial markets (could create opportunities)
- Chinese growth remains sustainable
- Iron ore price hike in April 2008 will result stockpile building during 4th quarter 2007 and first quarter 2008
- Japanese nuclear power plant shut down will increase demand for coal
- Port congestion to remain high
- Record high order book will not have any impact until end of 2009

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
20	August 22, 2007	Press Release - Mandatory Notification of Trade and Share Options and Acquisition of Newbuilding

GOGL - Mandatory Notification of Trade and Share Options and Acquisition of Newbuilding

Press release from Golden Ocean Group Ltd. 22.08.2007

On March 21, 2005, a Special General Meeting of Shareholders of Golden Ocean Group Limited (the "Company" or Golden Ocean") approved the adoption of a Share Option Plan: The Golden Ocean Group Limited Share Option Scheme (the "Plan"). The Plan was established for the purpose of encouraging or facilitating the holding of shares in the Company by the Company's employees, directors and officers and to assist the Company in recruiting, retaining and providing performance incentives to employees.

In June 2005, the Board granted a total of 9,300,000 options to acquire shares in the Company to certain employees and directors. These options vested over a two year period and the terms include a 10% annual increase in the exercise price effective from January 1, 2007.

On August 21, 2007, Mr. Herman Billung, CEO of Golden Ocean Management AS and a Primary Insider, declared his intention to exercise 375,000 options at a price of NOK 3.85. As permitted by the rules of the Plan, the Company has exercised its right to make a cash payment in lieu of issuing shares that would be due on the exercise of these option. In addition, three other employees have exercised a total of 437,500 options at a price of NOK 4.06 of which 250,000 will be subject to cash settlement and 187,500 shares will be issued.

On August 21, 2007, the Board of the Company had granted a further 812,500 options to employees under the terms of the Plan. These options have a five year term and will be come exercisable one-third annually over a three year period. These options have an exercise price on grant of NOK 24.62 which represents the closing share price of the Company on August 21, 2007 plus 5%. 375,000 of these options have been granted to Mr. Billung and the balance granted to other employees.

On August 21, 2007, Mr. Herman Billung has also sold 30,000 shares in the Company at a price of NOK 23.45. Mr. Billung's shareholding in the Company after these transactions is 0 and he holds 1,500,000 options to acquire shares in the Company.

Total shares outstanding in the Company following the issue of new shares will be 271,565,107.

Golden Ocean Group Limited ("Golden Ocean") is further pleased to advise that the Company has acquired one additional newbuilding contract at Zhoushan Jinhaiwan Shipyard in China. The vessel of 176.000 dwt will be delivered in September 2010 and the agreed purchase price is $79 million.

Given the firm prices for newbuildings in today's market, the Board of Golden Ocean sees that the new signed deal based on the attractive contract price will create additional value for the shareholders in Golden Ocean.

Hamilton, Bermuda
August 21, 2007



GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
21	September 7, 2007	Press Release - Notice of Annual General Meeting

GOGL - Notice of Annual General Meeting


RECEIVED
2008 OCT -1 A 7:23

Press release from Golden Ocean Group Ltd. 07.09.2007

Golden Ocean Group Limited announces that its 2007 Annual General Meeting will be held on September 28, 2007. A copy of the Notice of Annual General Meeting and associated information including the Company's Consolidated Financial Statements for 2006 can be found on our website at www.goldenocean.bm and in the links below.

September 7, 2007
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Consolidated Financial Statements 2006
Notice of Annual General Meeting
Bye-laws




GOLDEN
OCEAN

Golden Ocean Group Limited

Consolidated Financial Statements

for the year ended December 31, 2006


RECEIVED
2008 OCT -1 A 7:23

Golden Ocean Group Limited
Index to Consolidated Financial Statements

Independent Auditors' Report to the Shareholders of Golden Ocean Group Limited

We have audited the accompanying financial statements of Golden Ocean Group Limited, which comprise the consolidated balance sheet as at December 31, 2006 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

This report is made solely to the company's members, as a body, in accordance with the terms of our engagement. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Group as of December 31, 2006 and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards and comply with Bermudan law.

MOORE STEPHENS LLP
Chartered Accountants

St Paul's House
London, EC4M 7BP

June 29, 2007

Golden Ocean Group Limited
Consolidated Income Statement
For the year ended December 31, 2006

(in thousands of $, except per share data)	Notes	Year ended 12/31/2006	Year ended 12/31/2005
Operating revenue			
Revenue	3	265,703	95,716
Other operating income	3	4,624	95
Total operating revenue	3	270,327	95,811
Operating expenses			
Voyage expenses and commission		47,575	762
Vessel operating expenses		11,374	3,509
Charter hire expenses		144,152	50,510
Administrative expenses		7,259	3,535
Depreciation	10,11	10,145	5,022
Total operating expenses		220,505	63,338
Operating profit	5	49,822	32,473
Profit on sale of subsidiaries	4	4,108	-
Financial income	6	8,730	20,109
Finance costs	7	(16,847)	(9,325)
Other financial items		(127)	(510)
Impairment loss		(9,983)	(1,802)
Profit before taxation		35,703	40,945
Taxation	8	(51)	-
Profit for the year		35,652	40,945
Basic earnings per share	9	$0.14	$0.17
Fully diluted earnings per share	9	$0.13	$0.17

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
Consolidated Balance Sheet
At December 31, 2006

(in thousands of $)	Notes	12/31/2006	12/31/2005
ASSETS			
Non current assets			
Vessels and equipment, net	10	169,402	165,752
Vessels under finance leases, net	11	223,382	124,022
Investment in purchase options	12	28,832	28,832
Other financial assets	20	22,561	514
Investment in future revenue, net	13	30,795	45,011
Other non-current assets		1,011	1,109
Total non-current assets		475,983	365,240
Current assets			
Cash and cash equivalents	28	40,771	16,484
Trade and other receivables	15	27,412	7,938
Inventories	14	6,530	370
Amount due from related parties	27	-	2,218
Marketable securities	16	1,519	711
Total current assets		76,232	27,721
Total assets		552,215	392,961
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	17	27,138	24,688
Contributed surplus		30,940	12,458
Other reserves		621	(187)
Retained earnings		78,427	42,775
Shareholders' equity		137,126	79,734
Non Current Liabilities			
Long term debt	18	159,462	175,985
Obligations under finance leases	19	130,460	61,145
Total non current liabilities		289,922	237,130
Current Liabilities			
Long-term debt - current portion	18	50,473	60,154
Obligations under finance leases – current portion	19	13,976	5,783
Other financial liabilities	20	25,352	1,544
Amount due to related parties	27	4,365	-
Trade payables and other current liabilities	21	31,001	8,616
Total current liabilities		125,167	76,097
Total liabilities and shareholders' equity		552,215	392,961

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
Consolidated Statement of Cash Flows
For the year ended December 31, 2006

(in thousands of $)	Notes	Year ended 12/31/2006	Year ended 12/31/2005
OPERATING ACTIVITIES			
Profit for the year		**35,652**	40,945
Adjustments to reconcile profit for the year to net cash provided by operating activities:			
Stock options	25	**750**	501
Profit on sale of subsidiaries	4	**(4,108)**	-
Profit on sale of marketable securities	6	**(3,261)**	(10,733)
Interest income	6	**(1,100)**	(596)
Depreciation	10, 11	**10,145**	5,022
Amortisation of deferred charges		**251**	130
Amortisation of future revenue	13	**14,216**	12,181
Impairment loss	11, 12	**9,983**	1,802
Net change in:			
Amount due from related parties		**6,583**	(372)
Other financial assets		**(22,047)**	(514)
Trade and other receivables		**(19,474)**	(4,344)
Inventories		**(6,160)**	(244)
Other financial liabilities		**23,808**	1,544
Trade payables and other current liabilities		**22,385**	7,427
Net cash provided by operating activities		**67,623**	52,749
INVESTING ACTIVITIES			
Interest received	6	**1,100**	596
Additions to vessels and equipment	10	**(57,116)**	(120,505)
Acquisition of business assets	11	**(38,000)**	(143,329)
Payment for vessel, previously classified as finance lease	11	**(22,167)**	-
Proceeds from the sale of vessel		**31,605**	-
Proceeds from the sale of subsidiaries	4	**52,238**	-
Purchase of marketable securities		**(18,457)**	(33,602)
Sale of marketable securities		**21,718**	43,437
Net cash used in investing activities		**(29,079)**	(253,403)
FINANCING ACTIVITIES			
Payment of financing charges		**(312)**	(1,019)
Repayment of obligations under finance leases		**(7,923)**	(3,154)
Repayment of long term debt		**(95,906)**	(141,611)
Proceeds from long term debt		**69,702**	328,800
Proceeds from issue of shares		**20,182**	14,183
Net cash (used in)/provided by financing activities		**(14,257)**	197,199
Net increase/(decrease) in cash and cash equivalents		**24,287**	(3,455)
Cash and cash equivalents at beginning of year		**16,484**	19,939
Cash and cash equivalents at end of year		**40,771**	16,484

Supplementary cash flow information:			
Interest paid		**16,607**	9,091

See accompanying notes that are an integral part of these financial statements

Golden Ocean Group Limited
Consolidated Statement of Changes in Equity

(in thousands of $)	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Attributable to equity holders of the parent
Balance at January 1, 2005	22,448	14	-	1,830	24,292
Profit for the year	-	-	-	40,945	40,945
Loss on revaluation of marketable securities	-	-	(187)	-	(187)
Total recognised income and expense for the year	-	-	**(187)**	**40,945**	**40,758**
Shares issued for cash	2,240	11,943	-	-	14,183
Stock options	-	501	-	-	501
Balance at January 1, 2006	**24,688**	**12,458**	**(187)**	**42,775**	**79,734**
Profit for the year	-	-	-	35,652	35,652
Gain on revaluation of marketable securities	-	-	808	-	808
Total recognised income and expense for the year	-	-	**808**	**35,652**	**36,460**
Shares issued for cash	2,450	17,732	-	-	20,182
Stock options	-	750	-	-	750
Balance at December 31, 2006	**27,138**	**30,940**	**621**	**78,427**	**137,126**

See accompanying notes that are an integral part of these financial statements

1. GENERAL

Golden Ocean Group Limited (the "Company" or "Golden Ocean") was incorporated in Bermuda on November 8, 2004 as a limited company. The Company's registered address is Par la Ville Place 4th Floor, Par la Ville Road, Hamilton, Bermuda. The Company was formed as a wholly owned subsidiary of Frontline Ltd. ("Frontline"), a Bermuda publicly listed company, for the purpose of acquiring, by way of contribution, certain drybulk shipping interests held by Frontline. These assets were transferred to the Company on December 1, 2004 and were, at the same date, capitalised in the Company's accounts as contributed surplus.

On December 1, 2004 the Board of Frontline approved the spin off, or demerger, of Golden Ocean to Frontline's shareholders. The demerger of Golden Ocean from Frontline was consummated and effective for accounting purposes from December 1, 2004. The Company subsequently de-merged from Frontline and was listed on the Oslo Stock Exchange on December 15, 2004.

The Group consists of the Company and its subsidiary companies (Note 30). The principal activities of the Group are ship chartering and ship owning. The Group operates a fleet of owned and leased panamax and capesize drybulk vessels. The Group also trades freight forward agreements for the purpose of managing its exposure to vessel spot market rates and for speculating.

2. PRINCIPAL ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards. The following are the significant accounting policies adopted by the Group:

(a) Basis of consolidation
The consolidated financial statements include the financial statements of the Company and entities (including special purpose entities) controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The Company has the intention to consolidate when the substance of the relationship between the Company and the entity indicates that the entity is controlled by the Company. The Company will only consolidate if the necessary information is available and seems to be available in the future.

The results of the subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

The Company was incorporated on November 8, 2004 for the purpose of acquiring by way of a contribution, certain drybulk shipping assets and associated liabilities of Frontline. This is a group reconstruction and has been accounted for using de-merger principles. This has resulted in the assets and liabilities contributed by Frontline being recorded at their historical net book values as recorded in Frontline's consolidated financial statements.

(b) Revenue and expenditure
Revenue and expenditure are measured at fair value received or receivable and paid or payable. Revenue and expenses for voyage charters are recorded on a percentage of completion basis. Full provision is made for any losses on voyages in progress at the balance sheet date. Where the Group is party to a profit sharing arrangement, revenue is accounted for on a daily basis as earned and receivable in accordance with the terms of the arrangement.

Normal vessel repair and maintenance costs are charged to the income statement when incurred. The Group capitalises the cost of a dry docking at the time the dry docking takes place. The capitalised costs are written off as vessel running costs on a straight line basis over the estimated period to the next dry docking.

(c) Leasing
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the income statement.

Rentals payable under operating leases are charged to the income statement on a straight line basis over the term of the relevant lease.

(d) Translation of foreign currencies

The Group's functional and reporting currency is the United States Dollar (US Dollars) as most of the Group's revenue and expenses are denominated in US Dollars.

Transactions in currencies other than the functional currency are recorded at the rate of exchange on the date of the transaction. At the balance sheet date all monetary items are translated at the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical rates, unless such items are carried at fair value, in which case they are translated at the rate of exchange in effect at the balance sheet date.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the period. Exchange differences on non-monetary items carried at fair value are included in income statement for the period, except for differences arising on the retranslation of non-monetary items in respect of which gains or losses are recognised directly in equity.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group's foreign operations are expressed in US Dollars using the prevailing exchange rates on the balance sheet date. Income and expense items are translated at the average rates for the period. Exchange differences are presented in equity, if material, otherwise in the income statement.

(e) Fixed assets and depreciation

Assets are recorded at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided on the basis that the book value of the assets, less any estimated residual value is written off on a straight line basis over the remaining useful life. In accordance with IAS16 – "Property, Plant and Equipment", the Group annually reviews the useful life and residual value of assets.

Assets in the course of construction are carried at cost, less any recognised impairment losses. Costs include professional fees and borrowing costs capitalised in accordance with the Group's accounting policy. Depreciation commences when assets are available for their intended use.

Vessels are depreciated on the basis that the cost of the vessels, less any estimated residual value based on $410 per lightweight tonnage of the vessel, is written off on a straight line basis over the remaining useful life of the vessel taken to be 25 years from the date the vessel is available for its intended use.

Vessels held under finance leases are depreciated over their expected useful lives on the same basis as owned vessels or, where shorter, the term of the relevant lease.

The gain or loss arising on the disposal or retirement of a vessel is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Computer hardware, software and office equipment are depreciated over their expected useful lives or, where shorter, three years.

(f) Impairment of tangible and intangible assets

At each balance sheet date, the Group reviews the carrying amount of its tangible and intangible assets to determine if there is any indication the assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the assets is estimated in order to determine the extent of the impairment loss.

The recoverable amount is the higher of the fair value of the asset less costs to sell and value in use. Fair value is determined as the average of three independent broker valuations. When determining the value in use, the discounted future cash flow is based on normalized revenues less normalized expenses over the remaining useful life at a discount rate equivalent to the Group's incremental borrowing cost. Assets are assessed individually.

When an impairment loss is identified the carrying value of the asset is reduced to the recoverable amount and the impairment loss is recorded in the income statement.

(g) Inventories
Inventories are valued at the lower of cost and net realisable value. Cost is calculated on a first in first out basis.

(h) Financial instruments
Financial assets and liabilities are recognised on the balance sheet when the Group has become a party to the contractual provisions of the instrument.

Derivatives
Derivative financial instruments are measured at fair value. Movement in the fair value of derivative financial instruments that are not effective hedges are recognised in the income statement for the period.

Trade and other Receivables
Trade and other Receivables are stated at their nominal values as reduced by appropriate allowances for estimated irrecoverable amounts.

Borrowing costs
Borrowing costs directly and indirectly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in the income statement during the period in which they are incurred.

Investments
Investments are recognised and disposed of on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the time frame established by the market concerned, and are initially measured at fair value plus directly attributable transaction costs.

Investments other than held-to-maturity debt securities are classified as either held for trading or as available for sale, and are measured at subsequent reporting dates at fair value. Where investments are held for trading, gains and losses arising from changes in the fair value are included in the income statement for the period. For available for sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period. Impairment losses recognised in the income statement for debt instruments classified as available for sale are subsequently reversed if there is an increase in the fair value of the instrument after the recognition of the impairment loss.

Cash and cash equivalents
Cash and cash equivalents comprise cash in hand, demand deposits with a maturity of less than three months, and other highly liquid investments with a maturity of less than three months when acquired that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Bank borrowings
Interest bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement and redemption of borrowings is recognised over the term of the borrowings in accordance with the Group's accounting policy for borrowing costs (see above).

Trade and other payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest method.

Equity instruments
Equity instruments issued by the company are recorded at the proceeds received.

(j) Share based payments
The Group issues equity settled share-based payments to certain directors and employees. Equity settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of the shares that will vest and adjusted for the effect of non market-based vesting conditions.

The fair value is measured using the Binomial pricing model. The inputs used in the model are based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

(k) Related parties
Parties are related if one party has the ability, directly or indirectly, to control or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or common significant influence.

(l) Segmental reporting
A segment is a distinguishable component of the Group that is engaged either in providing products or services (industry segment), or in providing products or services within a particular economic environment (geographical segment), that is subject to risks and rewards that are different from those of other segments.

The group operates exclusively in the dry bulk carriers' industry and does business throughout the world with no focus on specific geographical segments.

(m) Critical accounting estimates and judgements
Estimates and judgements are evaluated and based on experience and other factors that are believed to be reasonable under the current circumstances. The following summarises the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities and the judgements made in applying the Group's accounting policies.

Leases
The group is party to leasing transactions as both lessee and lessor. The accounting for a lease transaction is mainly determined by whether the lease is considered to be a finance lease or an operating lease. Management look to the substance of the transaction in judging whether all the risks and rewards of ownership are transferred.

Asset impairment testing
The Group reviews its non-current assets for impairment at each balance sheet date. In order to assess if an impairment exists, management estimates discounted future cash flows, residual value, and remaining life of the asset. Market factors affecting expected future income, operating costs, residual values and obsolescence may affect the discounted future cash flows. Actual outcomes may very significantly from the estimates of the discounted future cash flows.

Revenue recognition
The Group has made accruals and provisions for partially completed contracts and for losses or adjustments to existing and previously completed contracts. Management believes that the provisions made for these items are adequate based upon the information available. As these estimates are based upon information available at the balance sheet date, they are subject to change as further information becomes available. Such changes in estimates may affect the earnings of future periods.

Provision for bad debt and doubtful accounts
The policy for bad debt and doubtful accounts of the Group is based on the evaluation of collectibles, ageing analysis of trade receivables and on managements' judgement. A considerable amount of judgement is required in assessing the ultimate realization of receivables, including credit worthiness and collection history of customers. Deterioration in a customer's financial conditions may affect provisions.

Legal provisions
The Group is party to various legal proceedings. Additional claims could be made that may not be covered by existing provisions or by insurance. There can be no assurance that there will not be further claims, proceedings or investigations. Such further claims may be material and impact future periods

(n) Recent Accounting Pronouncements

The following standards and interpretations are in issue but not in force at December 31, 2006:

New Standards and Interpretations

IFRS 7	Financial instruments: disclosure
IFRS 8	Operating Segments
IFRIC 7	Applying the restatement approach under IAS 29
IFRIC 8	Scope of IFRS 2
IFRIC 9	Reassessment of Embedded Derivatives
IFRIC 10	Interim Financial Reporting and Impairment
IFRIC 11	Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements

Revisions to Existing Standards

IAS 1	Changes to capital disclosures

The directors do not expect the new standards and interpretations, or the revisions to existing standards, to have any impact on the primary financial statements. However:

IFRS 7	This standard will require additional disclosures concerning the Group's financial instruments, to enable users of the financial statements to appreciate the financial risks to which the Group is subject. This standard is effective for accounting periods beginning on or after January 1, 2007.
IAS 1	The revisions to this standard will require additional disclosures, both qualitative and quantitative, concerning the capital of the company. The revisions to this standard are effective for accounting periods beginning on or after January 1, 2007.

3. REVENUE

More than 99 per cent of the Group's revenue and operating results relate to its chartering operations which are carried out internationally and cannot be attributable to any particular geographical location, and accordingly no analysis by either business or geographical segment is included in the financial statements.

Revenue recognised by category is analysed as follows:

(in thousands of $)	2006	2005
Time charter and voyage charter revenue	**267,099**	94,971
Relet and affreightment (expense)/ revenue	**(1,396)**	745
	265,703	95,716
Other operating income	**4,624**	95
Total operating revenue	**270,327**	95,811

4. PROFIT ON SALE OF SUBSIDIARIES

(in thousands of $)	2006	2005
Consideration received	**52,238**	-
Net assets disposed of	**(48,130)**	-
Profit on sale of subsidiaries	**4,108**	-

During 2006 the Group sold its shares in Golden Door Corporation and Golden Loch Corporation each of which owned a newbuilding contract, and realized a profit of $4,108,000 on the sale (2005 - $nil).

5. OPERATING PROFIT

Operating profit for the year from continuing operations is stated after charging:

(in thousands of $)	2006	2005
Net foreign exchange (gain)/ loss	**(537)**	348
Depreciation of owned vessels and equipment (note 10)	**5,336**	3,459
Depreciation of vessels under finance leases (note 11)	**4,809**	1,563
Amortisation of future revenue (note 13)	**14,216**	12,181
Amortisation of deferred financing charges	**251**	130
Employee benefit expense	**4,249**	1,302

6. FINANCIAL INCOME

(in thousands of $)	2006	2005
Interest on bank deposits	**1,100**	596
Profit on sale of marketable securities	**3,261**	10,733
Profit on freight forward agreements	**4,369**	8,780
	8,730	20,109

The company invests in marketable securities. During 2006, the company realised a profit of $3,261,000 on the sale of marketable securities (2005 - $10,733,000).

The company routinely enters into freight forward agreements to manage its exposure to vessel spot market rates and for speculating. During 2006, the company has reported a profit of $4,369,000 in respect of this trading (2005 - $8,780,000).

7. FINANCE COSTS

(in thousands of $)	2006	2005
Interest on bank overdrafts and loans	**12,589**	7,087
Interest on obligations under finance leases	**5,275**	2,835
Total finance costs	**17,864**	9,922
Less amounts included in the cost of qualifying assets	**(1,017)**	(597)
	16,847	9,325

8. TAXATION

At the date of this report, there is no Bermuda income, corporation, or profits tax, nor is there any withholding tax, capital tax, capital transfer tax, estate duty or inheritance tax payable by the Company.

The Company has obtained, from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, an assurance that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 28, 2016, be applicable to the Company or to any of its operations, or to the Company's shares, debentures or other obligations, except in so far as such tax applies to persons ordinarily resident in Bermuda and holding the Company's shares, debentures or other obligations, or any property in Bermuda leased or let to the Company.

The Company's subsidiary Golden Ocean Management AS is subject to taxation in Norway. The tax charge for 2006 was $51,000 (2005 -$nil)

9. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent for continuing operations is based on the following data:

(in thousands of $)	2006	2005
Earnings for the purposes of basic earnings per share (profit for the year attributable to equity holders of the parent)	**35,652**	40,945
Effect of dilutive potential ordinary shares:	**-**	-
Earnings for the purposes of diluted earnings per share	**35,652**	40,945

(in thousands of shares)	2006	2005
Weighted average number of ordinary shares for the purposes of basic earnings per share	**256,610**	234,726
Effect of dilutive potential ordinary shares:		
Number of options granted	**10,550**	10,050
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**267,160**	244,776

(in $)	2006	2005
Earnings per share basic	**$0.139**	$0.174
Earnings per share fully diluted	**$0.133**	$0.167

10. VESSELS AND EQUIPMENT, NET

The Group's owned vessels are as follows:

Vessel	Built	DWT	Flag
Channel Navigator	1997	172,058	Philippines
Channel Alliance	1996	171,978	Philippines
Golden Dena	2005	74,759	Panama
Golden Gunn	2005	75,759	Panama
Golden Shadow	2005	73,732	Hong Kong

Cost or valuation **(in thousands of $)**	*Vessels*	*Drydocking*	*New Buildings*	*Fixtures and Equipment*	*Total*
At January 1, 2005	**59,550**	-	-	-	**59,550**
Additions	84,712	-	35,670	123	**120,505**
At January 1, 2006	**144,262**	-	**35,670**	**123**	**180,055**
Additions	28,413	1,884	26,815	4	**57,116**
Disposal of subsidiaries	-	-	(48,130)	-	**(48,130)**
At December 31, 2006	**172,675**	**1,884**	**14,355**	**127**	**189,041**
Accumulated depreciation					
At January 1, 2005	**10,844**	-	-	-	**10,844**
Charge for the year	3,432	-	-	27	**3,459**
At January 1, 2006	**14,276**	-	-	**27**	**14,303**
Charge for the year	5,311	-	-	25	**5,336**
At December 31, 2006	**19,587**	-	-	**52**	**19,639**
Carrying amount:					
At December 31, 2006	**153,088**	**1,884**	**14,355**	**75**	**169,402**
At December 31, 2005	129,986	-	35,670	96	165,752

The following is the expected useful life of vessels and fixture and equipment.

Vessels	25 years
Drydocking	5 years
Fixtures and Equipment	3 years

During the year the company carried out a review of recoverable amounts of vessels, new buildings, vessel options and fixtures and equipment. The recoverable amounts of the relevant assets have been determined as the higher of fair value less costs to sell and value in use. The value in use for a vessel is the discounted future cash flow based on normalized time charter rates, using the 10 year industry average rate, less normalized operating expenses over the vessel's remaining useful life, at a discount rate of 6.0 per cent. No impairment loss is evident in the year.

The Group has reviewed the useful life and residual value used for the purposes of the depreciation calculation. The review indicated that the rate used per light weight metric tonne ("LWT") to calculate the residual value of the vessels should be revised to $410 per LWT. The rate in use at the time of the review was $330 per LWT. The adjustment to the residual value of the vessels reduced the depreciation expense by $302,000 in 2006 (2005 - $511,000).

M/V Golden Shadow is owned by Front Shadow Inc, a 100% subsidiary of Ship Finance International Limited. Front Shadow Inc is controlled by the Group and is therefore treated as a special purpose entity with its assets and liabilities consolidated in the financial statements.

The Group has pledged vessels to secure various banking facilities, (note 18.)

11. VESSELS HELD UNDER FINANCE LEASES, NET

The Group's leased vessels are as follows:

Vessel	Built	DWT	Flag
Shinyo Brilliance	2004	75,707	Hong Kong
Bellflower	2004	76,423	Panama
Golden Lyderhorn	1999	74,242	Hong Kong
Golden Jade	1994	70,047	Bahamas
Golden Jasmine	1994	70,044	Bahamas
Golden Joy	1994	70,045	Bahamas
Golden Glory	1990	65,651	Bahamas
Golden Gem	1990	65,667	Bahamas
Lake Sequoia (sold during 2006)	2001	75,955	Panama

Cost or valuation **(in thousands of $)**	
At January 1, 2005	-
Additions	70,082
Investment in purchase option	56,220
Impairment	(717)
At January 1, 2006	**125,585**
Additions	145,757
Disposal	(32,328)
Impairment	(9,983)
At December 31, 2006	**229,031**
Accumulated depreciation	
At January 1, 2005	-
Charge for the year	1,563
At January 1, 2006	**1,563**
Disposal	(723)
Charge for the year	4,809
At December 31, 2006	**5,649**
Carrying amount:	
At December 31, 2006	**223,382**
At December 31, 2005	124,022

Vessels under finance leases are depreciated on the same basis as owned vessels. The component of the finance lease assets that relates to the investment in purchase option is not depreciated (note 12).

During the year the Group carried out a review of the recoverable amount of vessels held under finance leases. The recoverable amounts of the relevant assets have been determined as the higher of fair value less costs to sell and value in use. The value in use for a vessel under finance lease is the discounted future cash flow based on normalized time charter rates, using the 10 year industry average rate, less normalized operating expenses over the vessel's remaining useful life, at a discount rate of 6.0 percent. No impairment loss is evident in the period (2005- $717,000).

During the year the Group entered into an agreement to take over the bareboat agreements for five Panamax vessels (Golden Jade, Golden Jasmine, Golden Joy, Golden Glory and Golden Gem) for a total consideration of $38,000,000. The Group has a purchase option to buy these vessels at the end of the leases at an average of $6,400,000 each.

The Group exercised its purchase option to acquire M/V Lake Sequoia during the year for $22,167,000. The vessel was subsequently sold for a total consideration of $31,605,000. Following the classification of the vessel as an asset held for sale and based on the allocation of the purchase consideration of the Dreyfus fleet in 2005 the sale resulted to an impairment loss of $9,983,000.

The Group leases M/V Golden Lyderhorn in from Mount Lyderhorn LLC, a third party. The substance of the transaction indicates that the activities of Mount Lyderhorn LLC are controlled by the Group and this makes it a special purpose entity under SIC Interpretation 12 – "Special purpose Entities" and should therefore be consolidated. The necessary information to consolidate is not available from the third party's parent company and as a result Mount Lyderhorn LLC has not been consolidated. This has no impact on either the profit for the year or net assets of the Group but only affects the presentation of certain amounts in the balance sheet.

The Group has reviewed the useful life and residual value used for the purposes of the depreciation calculation. The review indicated that the rate used per light weight metric tonne ("LWT") to calculate the residual value of the vessels should be revised to $410 per LWT. The rate in use at the time of the review was $330 per LWT. The adjustment to the residual value of the vessels reduced the depreciation expense by $293,000 in 2006 (2005 -$142,000).

Two vessels due to be delivered in 2007 have also been identified as assets to be held under finance leases. Until the vessels are delivered, the finance leases are not recorded. Purchase options of $28,832,000 (2005 - $28,832,000) relating to the vessels have been recorded. Upon delivery of the vessels the finance leases will be recorded and the purchase options will be combined with the finance lease assets and disclosed as a single asset. The vessels were delivered in the first quarter of 2007. If the finance leases had been recorded at December 31, 2006 the value of the vessels would have been as follows:

(in thousands of $)	*2006*	*2005*
Value of Finance Leases	**53,703**	53,703
Value of Purchase Options (note 12)	**28,832**	28,832
Value of Vessels under finance lease	**82,535**	82,535

An outstanding loan of $68,450,000 (2005 -$93,167,000) has been secured against vessels accounted for as finance leases and future purchase options (note 18).

12. INVESTMENT IN PURCHASE OPTIONS

Cost or valuation **(in thousands of $)**	
At January 1, 2005	-
Additions	29,917
Impairment	(1,085)
At January 1, 2006	28,832
Additions	-
At December 31, 2006	28,832
At December 31, 2005	28,832

During the period the Group carried out a review of the recoverable amount of assets. The recoverable amounts of the relevant assets have been determined as the higher of fair value less costs to sell and value in use. The value in use is the discounted future cash flow based on normalized time charter rates, using the 10 year industry average rate, less normalized operating expenses over the vessel's remaining useful life at a discount rate of 6.0 per cent. No impairment is evident in the period. (2005 - $1,085,000)

13. INVESTMENT IN FUTURE REVENUE

Cost or valuation **(in thousands of $)**	
At January 1, 2005	-
Additions	57,192
At January 1, 2006	**57,192**
Additions	-
At December 31, 2006	**57,192**
Amortisation	
At January 1, 2005	-
Charge for the year	12,181
At January 1, 2006	**12,181**
Charge for the year	14,216
At December 31, 2006	**26,397**
Carrying amount:	
At December 31, 2006	**30,795**
At December 31, 2005	45,011

The investment in future revenue is amortised on a straight line basis over a 365 day period based on the minimum lease period for the individual vessels as defined under IAS 17. Future revenue is not amortised until the vessel is delivered to the Group.

14. INVENTORIES

(in thousands of $)	2006	2005
Inventories	**6,530**	370

Inventories consist of ship stores and supplies and are recorded on a first in first out basis.

15. TRADE AND OTHER RECEIVABLES

(in thousands of $)	2006	2005
Trade receivables	**9,017**	3,768
Other receivables	**1,943**	815
Prepayments	**4,196**	1,646
Accrued income	**12,256**	1,709
	27,412	7,938

Trade and other receivables are presented net of allowances for doubtful accounts amounting to $nil for the year ended December 31, 2006 (2005 -$nil).

A balance of $450,000 (2005 -$450,000) in respect of a legal claim against Kleimar N.V. for the early redelivery of the vessel Channel Navigator is included in trade and other receivables. Settlement of the claim is expected during the next twelve months.

The carrying amount of trade and other receivables approximates their fair value.

16. MARKETABLE SECURITIES

(in thousands of $)	2006	2005
Marketable securities	**1,519**	711

Marketable securities are held for investment purposes and are classified as available for sale financial assets. The shares were originally purchased at a cost of $898,000, and have been carried at their market value (bid price) which equates to fair value at December 31, 2006. The unrealised gain of $808,000 (2005 -unrealised loss of $187,000) is recorded directly in equity.

17. SHARE CAPITAL

Authorised share capital is as follows:

(in thousands of $)	2006	2005
500,000,000 ordinary shares of $0.10 par value each	**50,000**	50,000

Issued and fully paid share capital is as follows:

(in number of shares)	2006	2005
At the beginning of the year	**246,877,607**	224,477,607
Issued	**24,500,000**	22,400,000
At the end of the year	**271,377,607**	246,877,607

(in thousands of $)	2006	2005
At the beginning of the year	**24,688**	22,448
Issued for cash	**2,450**	2,240
At the end of the year	**27,138**	24,688

The Company's ordinary shares are listed on the Oslo Stock Exchange ("OSE").

The issued shares are fully paid. All issued shares in the Company are of the same class and have the same rights in the Company. Each share in the Company carries one vote.

During the year the company issued 500,000 share options to board members (2005 – 10,050,000), directors and other key employees (note 25). There are no loans or other securities outstanding with a right to demand issue of shares in the Company.

The twenty largest shareholders are as follows:

Name	Number of Shares	Percentage of outstanding shares
Hemen Holding Limited	104,289,159	38.43%
Goldman Sachs & Co	11,855,142	4.37%
Pictet & Cie Banquiers	11,085,236	4.08%
Vital Forsikring ASA	8,749,243	3.22%
Skagen Kon-tiki	5,995,000	2.21%
Skandinaviska Enskilda Banken	5,738,781	2.11%
Dnb Nor Norge	4,763,847	1.76%
Dnb Nor Markets	3,967,403	1.46%
Dnb Nor Smb	3,442,662	1.27%
Skagen Vekst	3,000,000	1.11%
Teigen Frode Naka Racha	3,000,000	1.11%
Avanse Norge	2,825,754	1.04%
Dnb Nor Navigator	2,621,846	0.97%
Dnb Nor Norge Selektv	2,477,284	0.91%
UBS (Luxembourg) S.A.	2,165,838	0.80%
Principal Life Ins Co.	2,086,099	0.77%
Holberg Norge v/Holberg Fondsforvaltning AS	2,000,000	0.74%
State Street Bank and Trust Co	2,000,000	0.74%
Verdipapirfondet Delphi Norge	1,950,000	0.72%
MLPF & S	1,846,728	0.68%
Total 20 largest shareholders	**185,860,022**	**68,49%**
Other shareholders	85,517,585	31,51%
Total	**271,377,607**	**100.00%**

18. LONG-TERM DEBT

(in thousands of $)	2006	2005
Within one year	**50,473**	60,154
Between one and two years	**30,472**	43,113
Between two and five years	**82,042**	67,737
After five years	**46,948**	65,135
Total debt	**209,935**	236,139
Current portion	**(50,473)**	(60,154)
Long-term debt	**159,462**	175,985

Of the total debt, $127,485,000 (2005 -$142,972,000) is secured by mortgages over the vessels Channel Alliance, Channel Navigator, Golden Dena, Golden Gunn and Golden Shadow together with assignments over the vessels' earnings, insurance proceeds, and bank accounts. Loans of $68,450,000 (2005 -$93,167,000) have been secured against vessels accounted for as finance leases and future purchase options. Loans of $14,000,000 (2005-$nil) have been secured against two newbuilding contracts.

The interest rate payable on loans ranges from LIBOR plus 0.55 per cent to LIBOR plus 1.15 per cent. The Group has seven principal loans:

a. A loan of $40,675,000 (2005 - $44,750,000). Repayments commenced in November 2004 and will continue until August 2011. The loan is secured by assets and equity interests of vessel owning subsidiaries.
b. A loan of $53,450,000 (2005 - $93,167,000). Repayments commenced in September 2005 and will continue until June 2010. The loan is secured by a charge over the charter agreements for the vessels.
c. A loan of $58,109,000 (2005 - $62,822,000). Repayments commenced in December 2005 and will continue until September 2013. The loan is secured by assets and equity interests of vessel owning subsidiaries.
d. A loan of $6,000,000 (2005-$nil). The loan was repaid in January 2007. The loan was secured by assets of vessel owning subsidiaries.
e. A loan of $14,000,000 (2005-$nil). The loan was repaid in January 2007. The loan was secured against two new building contracts.
f. A loan of $15,000,000 (2005-$nil). Repayments will commence in April 2007 and continue until December 2011. The loan is secured by a charge over the bareboat agreements for the vessels.
g. A loan of $22,701,000 (2005-$nil). Repayments commenced in March 2007 and will continue until September 2016. The loan is secured against the vessel Golden Shadow.

19. OBLIGATIONS UNDER FINANCE LEASES

	Minimum Lease Payments		**Present Value of Minimum Lease Payments**	
(in thousands of $)	**2006**	2005	**2006**	2005
Within one year	**20,297**	10,312	**13,976**	5,783
In the second to fifth years	**133,429**	61,895	**130,460**	61,145
	153,726	72,207	**144,436**	66,928
Future finance charges	**(9,290)**	(5,279)	**-**	-
Present Value of Lease Obligations	**144,436**	66,928	**144,436**	66,928
Current portion			**(13,976)**	(5,783)
Obligations under finance leases			**130,460**	61,145

It is the Group's policy to lease certain vessels under finance leases. The average remaining lease term is 3.75 years (2005- 3.25 years). The discount rate used to calculate the present value of minimum lease payment was 7 percent (2005- 7 percent), the weighted average cost of capital or the implicit rate of the lease. Interest rates are fixed at the contract date, and thus expose the Group to fair value interest rate risk. All leases are on a fixed repayment basis.

The Group has recorded finance leases on eight vessels at December 31, 2006 (2005- three vessels). The leases have a purchase option and the exercise price of the option changes based upon the date the option is exercised. The table below lays out the approximate dates and amounts, based on the date the purchase options are first exercisable, and the first lease renewal date.

(in thousands of $)	Purchase option first exercisable date	Purchase option amount	Lease renewal date
Shinyo Brilliance	January 2007	22,570	March 2009
Shinyo Bellflower	July 2007	20,500	July 2010
Golden Lyderhorn	September 2009	26,350	September 2016
Golden Jade	June 2011	8,000	June 2011
Golden Jasmine	June 2011	8,000	June 2011
Golden Joy	June 2011	8,000	June 2011
Golden Glory	June 2011	4,000	June 2011
Golden Gem	June 2011	4,000	June 2011

The Group has unrecorded finance leases on two vessels at December 31, 2006. The vessels have not been delivered at December 31, 2006 and the obligation under finance lease has not been recorded. The vessels have been delivered in the first quarter of 2007 and the following table shows the estimated impact on the finance lease obligation:

	Minimum Lease Payments		**Present Value of Minimum Lease Payments**	
(in thousands of $)	**2006**	2005	**2006**	2005
Within one year	**6,741**	-	**3,526**	-
In the second to fifth years	**58,414**	46,338	**50,177**	35,099
Later than five years	**-**	18,817	**-**	18,604
	65,155	65,155	**53,703**	53,703
Future finance charges	**(11,452)**	(11,452)	**-**	-
Present Value of Lease Obligations	**53,703**	53,703	**53,703**	53,703

Each of the unrecorded finance leases has a purchase option and the exercise price of the purchase option changes based upon the date the option is exercised. The table below lays out the approximate dates the leases will commence, the dates and amounts, based on the date the purchase options are first exercisable, and the first lease renewal date.

Finance lease *(in thousands of $)*	Expected delivery date	Purchase option first exercisable date	Purchase option amount	Lease renewal date
Golden Heiwa 1440	March 2007	March 2011	23,031	March 2015
Ocean Minerva 1249	January 2007	February 2010	23,952	February 2015

All lease payments are denominated in US Dollars.

The carrying amount of the Group's finance lease obligations approximates their fair value.
The Group's finance lease obligations are secured by the lessor's title to the leased assets.

20. OTHER FINANCIAL ASSETS AND LIABILITIES

(in thousands of $)	**2006 Assets**	**2006 Liabilities**	*2005* Assets	*2005* Liabilities
Freight forward agreements	**22,561**	**(25,352)**	514	(1,544)
Current	**-**	**(25,352)**	-	(1,544)
Non Current	**22,561**	**-**	514	-

The Group uses freight forward agreements to manage its exposure to vessel spot market rates and for speculating.

At December 31, 2006, the fair value of the Group's freight forward agreements in the "over the counter" (OTC) market, is estimated to be approximately a loss of $2,791,000 (2005 -$1,030,000). This loss is based on quoted market prices for equivalent instruments at the balance sheet date and is comprised of $22,561,000 (2005 -$514,000) in assets and $25,352,000 (2005 -$1,544,000) in liabilities.

The Group does not designate its freight forward agreements or bunker futures as effective hedges and as such movements in the market values of these instruments are recorded in the income statement.

21. TRADE PAYABLES AND OTHER CURRENT LIABILITES

(in thousands of $)	2006	2005
Trade payables	**9,901**	1,172
Vessel operating and administrative expense accruals	**8,197**	830
Interest expense accruals	**704**	831
Income received in advance	**10,354**	3,892
Other current liabilities	**1,845**	1,891
	31,001	8,616

Income received in advance relates to time charter revenue paid in advance that relates to future periods and has therefore been deferred.

One of the Group's subsidiaries is party to a dispute with Kleimar N.V. in respect of an underperformance claim on the vessel Channel Navigator. A liability of $450,000 (2005 -$450,000) has been recorded in respect of this claim.

The carrying amount of the Group's trade payables and other current liabilities approximates their fair value.

22. NON CASH TRANSACTIONS

Vessels amounting to $145,757,000 (2005 -$70,082,000) were acquired during the year and financed by new finance leases (see note 11).

23. COMMITMENTS

(in thousands of $)	2006	2005
New building contracts	**482,000**	82,600

The Group has entered into new building contracts for six ice class Panamax vessels at $34. 5 million per vessel and four Capesize vessels at $72.25 million per vessel. $14 million has been paid up to December 31, 2006.

24. OPERATING LEASES

Rental expense

The future minimum rental payments under the Group's non-cancellable operating leases as of December 31, 2006 are as follows:

(in thousands of $)	2006	2005
Within one year	**115,401**	50,612
In the second to fifth years	**86,297**	86,841
Later than five years	**-**	4,854
Total minimum lease payments	**201,698**	142,307

Total rental expense for the year ended December 31, 2006 for operating leases was $144,152,000 (2005 -$50,510,000).

The Group has minimum rental payments on two non-cancellable operating leases that do not commence until the vessels are delivered. The vessels are currently scheduled for delivery in 2007 and the future minimum rental payments are as follows:

(in thousands of $)	2006	2005
Within one year	**1,665**	-
In the second to fifth years	**32,558**	26,785
Later than five years	**22,798**	30,236
Total minimum lease payments	**57,021**	57,021

Rental income
The minimum future revenue to be received under the Group's non-cancellable operating leases as of December 31, 2006 is as follows:

(in thousands of $)	2006	2005
Within one year	**158,599**	109,709
In the second to fifth years	**242,893**	46,503
Later than five years	**73,897**	-
Total minimum lease revenue	**475,389**	156,212

Total rental income from operating leases was $279,919,000 for the year ended December 31, 2006 (2005 - $107,897,000). Amortisation of future revenue from operating leases of $14,216,000 (2005 -$12,181,000) is taken against the rental income (note 13).

25. SHARE BASED PAYMENTS

Equity settled share option scheme

On March 21, 2005 the Company approved a share option plan under which share options may be granted to directors and eligible employees. The plan has a limited term of ten years and may issue up to 15 million shares. During the term of the plan the Board may grant options to acquire the Company's shares at a subscription price that the Board shall resolve, provided that such price is not lower than the average of the middle market quotations of the shares as derived from the Oslo Stock Exchange (or any stock exchange on which the Company's shares are traded) for the three immediately preceding dealing days on that Exchange, and the nominal value of $0.10. The subscription price will increase by 10 per cent per annum on each anniversary of the relevant grant date after January 1, 2007. Options which are not exercised will lapse on the tenth anniversary of the relevant grant date.

Details of the share options outstanding during the year are as follows:

	2006		2005	
	Number of share options	***Weighted average exercise price USD***	Number of share options	*Weighted average exercise price USD*
At the beginning of the year	**10,050,000**	**0.60**	-	-
Granted during the year	**500,000**	**1.33**	10,050,000	0.60
Forfeited during the year	-	-	-	-
Exercised during the year	-	-	-	-
Expired at the end of the year	-	-	-	-
Outstanding at the end of the year	**10,550,000**	**0.63**	10,050,000	0.60
Exercisable at the end of the year	**5,025,000**	**0.60**	-	-

The options at the end of 2006 have a weighted average remaining contractual life of 8.57 years (2005 - 9.5 years). In 2006 options were granted on December 1. The estimated fair value of the options granted on that date was $368,000.

The fair value was calculated using the Binomial option pricing model. The inputs into the model were as follows:

Issue of share options in 2006

	Dec 1 grant
Number of options granted	500,000
Underlying equity	Golden Ocean Group Limited Ordinary Shares
Vesting Period	50% annually over two years
Contractual life	10 years
Weighted average fair value of options issued	0.73
Option pricing model used	Binomial
Variables used in option pricing model	
• exercise price – options vesting in year 1	1.33
– options vesting in year 2	1.46
• share price at grant date	1.33
• expected volatility	120.6%
• risk free interest rate – options vesting in year 1	4.83%
– options vesting in year 2	4.67%
• expected dividend yield	Nil
• expected vesting of options	100%

Expected volatility was determined by calculating the historical volatility of the Company's share price since the company listing. Management expects that all options will be exercised before expiry.

The Company's shares are traded on the Oslo Stock Exchange in Norwegian Kroner ('NOK'). All share option calculations have been made in NOK and converted at the exchange rate prevailing at the balance sheet date.

The group recognized total expenses of $750,000 (2005 -$501,000) related to equity settled share-based payment transactions during the year.

26. PENSION PLAN

The company has a defined benefit pension plan that covers seven employees as of December 31, 2006 (2005 –seven). The majority of the plan administration is handled by a third party insurance company.

The primary beneficiaries are residents of Norway and they are entitled to approximately 70 per cent of their last year's salary at a retirement age of 67 years, together with a long term disability pension of up to 12 G (where one G is the equivalent of approximately $10,074). The pension is transferable on death of the employee to the spouse or children up to a maximum of 60 per cent of the employee's original benefit.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	2006	2005
Discount rate	**4.35%**	6.00%
Expected return on plan assets	**5.40%**	7.00%
Expected rate of increase in compensation	**4.50%**	3.50%
Expected rate of increase in pensions	**1.60%**	3.00%

The amount recognized in the balance sheet in respect of the Group's defined benefit retirement plan is as follows:

(in thousands of $)	**2006**	2005
Present value of defined benefit obligations	**(661)**	(336)
Fair value of plan assets	**569**	390
(Deficit)/Surplus in plan	**(92)**	54

No amounts were paid out to employees under the pension plan during 2006 (2005 -$nil)

The amount recognized in the income statement in respect of the Group's defined benefit retirement plan is a follows:

(in thousands of $)	**2006**	2005
Current service cost	**272**	93
Expected return on plan assets	**(7)**	(8)
Pension cost	**265**	85

Changes in the present value of the defined benefit obligation are as follows:

(in thousands of $)	**2006**	2005
At January 1	**336**	-
Current service cost	**272**	93
Actuarial losses	**53**	243
At December 31	**661**	336

Changes in the fair value of the plan assets are as follows:

(in thousands of $)	**2006**	2005
At January 1	**390**	-
Actual return on plan assets	**311**	148
Contributions by employer	**(133)**	242
At December 31	**568**	390

The fair value of the plan assets is analyzed as follows:

(in thousands of $)	**2006**	2005
Equity instruments	**27%**	22%
Debt instruments	**57%**	59%
Property	**10%**	9%
Other assets	**6%**	10%

27. RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries have been eliminated on consolidation and not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Frontline and its subsidiaries, Ship Finance International Limited and its subsidiaries and Seatankers Management Co. Limited ("Seatankers") are all related parties due to the significant influence of a single shareholder and common directors on the boards of each company.

Frontline provides the Group with certain administrative services under the terms of an administrative management contract. The Group also pays Frontline a fixed fee of $12,000 per owned vessel plus $12,000 for each of the Company and its subsidiaries. In the year ended December 31, 2006, the Group was charged $152,022 (2005: $109,000) under this arrangement.

On January 1, 2005 the Company entered into an agency agreement with Frontline whereby it provides chartering services in relation to Frontline's fleet of oil/bulk/ore carriers. Frontline pays the Company a fixed amount per vessel for charters arranged under this agreement. During the year $96,000 (2005 - $96,000) was charged in respect of the agency agreement.

The Group has the following year end balances with related parties:

	Amounts owed by related parties		Amounts owed to related parties	
(in thousands of $)	**2006**	2005	**2006**	2005
Frontline	-	2,422	**473**	-
Subsidiaries of Frontline	-	193	**536**	473
Ship Finance International Limited	-	76	**3,356**	-

The amounts outstanding are unsecured, bear no interest, and will be settled in cash. No guarantees have been given or received except for Frontline which has guaranteed the settlement of $1,422,000 (2005 -$1,704,000) in profit share on the vessel Channel Alliance. In 2006 Frontline settled $4,394,000 in profit share as part of its guarantee (2005 – $6,638,000)

During 2005 the Group entered into two loan agreements with Frontline in the amounts of $84,000,000 and $35,400,000, at an interest rate of LIBOR plus 1.0 per cent. These were fully repaid in 2005.

During 2006 the Group entered into two short term loan agreements with Seatankers in the amounts of $7,000,000 and $5,000,000 at an interest rate of LIBOR plus 1.0 percent. The Group has repaid all outstanding principal amounts shortly after drawdown, including interest of $40,000.

No expense has been recognized in the period for bad or doubtful debts in respect of the amounts owed by related parties.

Remuneration of key management personnel and directors

The remuneration of directors and other key management during the year was as follows:

(in thousands of $)	**2006**	2005
Short term employee benefits	**522**	260
Directors fees	**90**	90
Share based payments	**569**	419
	1,181	769

The table below shows the total number of shares owned directly or indirectly by key management and directors.

	Number of shares	Percentage of outstanding shares
John Fredriksen (Director)	104,289,159	38.430%
Tor Olav Troim (Director)	594,012	0.219%
Herman Billung (Chief Executive Officer)	30,000	0.011%
Kate Blankenship (Director)	6,000	0.002%
	104,919,171	38.662%

On Dec 16, 2006 the chief executive officer of the Group was advanced funds of $162,000 (2005 -$236,000) with no set terms of repayment and interest to be accrued at NIBOR.

28. CASH AND CASH EQUIVALENTS

(in thousands of $)	**2006**	2005
Current accounts	**32,271**	16,484
Restricted cash	**8,500**	-
	40,771	16,484

Cash of $8,500,000 has been restricted in relation to the initial Margin requirement by NOS clearing ASA on open freight forward contracts. The current accounts carry interest of LIBOR minus 0.1 per cent.

29. FINANCIAL INSTRUMENTS

Interest rate risk

At December 31, 2006, 100 per cent (2005 – 100 per cent) of the Group's long term debt is exposed to fluctuations in the LIBOR rate.

At December 31, 2006, 100 per cent (2005 -100 per cent) of the Group's obligations under finance leases are at a fixed rate, and thus expose the Group to fair value interest rate risk

In certain situations, the Group may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Group currently does not hold or issue instruments for speculative or trading purposes.

At December 31, 2006 the Group was not party to any interest rate swap contracts (2005 – none).

Credit risk

Credit risk exists to the extent that the counter parties are unable to perform under the contracts, but this risk is considered remote.

Four charterers accounted for about 20 per cent of total operating revenue during the year ended December 31, 2006 (2005 – 10 per cent).

There is a concentration of credit risk with respect to cash and cash equivalents and time deposits to the extent that all of the amounts are carried with Skandinaviska Enskilda Banken, The Royal Bank of Scotland, Nordea and NOS Clearing ASA.

Freight forward contracts

The Group may enter into freight forward contracts and futures contracts in order to manage its exposure to the risk of movements in the spot market for certain trade routes and for speculative or trading purposes. Market risk exists to the extent that spot market fluctuations have a negative effect on the Group's cash flows and income statement.

Foreign currency risk

The majority of the Group's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Group. There is a risk that currency fluctuations will have a negative effect on the value of the Group's cash flows but this risk is minimal. The Group has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Group's financial condition and results of operations.

Fair Values

The carrying value and estimated fair value are based on the following assumptions:

Cash and cash equivalents: Carrying amount approximates fair value
Trade and other receivables: Fair value is represented by the carrying value less any allowances for doubtful accounts
Amounts due from/to related parties: Carrying amount approximates fair value
Marketable securities: Carrying amount approximates fair value
Trade payables and other current liabilities: Carrying amount approximates fair value
Long-term debt: The estimated fair value for long-term debt is considered to be equal to the carrying value as the debt is based on variable interest rates that are reset on a monthly or quarterly basis.

The carrying values and estimated fair values of the Group's non-derivative financial instruments are as follows:

	2006		2005	
(in thousands of $)	**Carrying value**	**Fair value**	Carrying value	Fair value
Non-derivatives:				
Cash and cash equivalents	**40,771**	**40,771**	16,484	16,484
Trade and other receivables	**27,412**	**27,412**	7,938	7,938
Amounts due from related parties	**-**	**-**	2,218	2,218
Marketable securities	**1,519**	**1,519**	711	711
Total of financial instruments (assets)	**69,702**	**69,702**	27,351	27,351
Trade payables and other liabilities	**31,001**	**31,001**	8,616	8,616
Amounts due to related parties	**4,365**	**4,365**	-	-
Long-term debt	**209,935**	**209,935**	236,139	236,139
Total of financial instruments (liabilities)	**245,301**	**245,301**	244,755	244,755

The Group does not generally require collateral on its financial instruments.

30. SUBSIDIARY COMPANIES

The following are the Company's subsidiary companies as per December 31 2006.

Name	Country of residence	Ownership interest
Golden President Shipping Corporation	Liberia	100%
Golden Hilton Shipping Corporation	Liberia	100%
Front Carriers Inc.	Liberia	100%
Golden Dena Corporation	Liberia	100%
Golden Gunn Corporation	Liberia	100%
Golden Door Corporation (sold during 2006)	Liberia	-
Golden Loch Corporation (sold during 2006)	Liberia	-
Golden Saguenay Inc	Liberia	100%
Golden Opportunity Inc	Liberia	100%
Golden Ocean Management Asia Pte Ltd	Singapore	100%
Golden Ocean Management AS	Norway	100%
Golden Ocean Group Management (Bermuda) Limited	Bermuda	100%

The accounts of Golden Ocean Management AS are prepared in Norwegian Kroner. At December 31, 2006 the foreign exchange on conversion to US Dollars is not material and has been recognised in the income statement.

31. SUBSEQUENT EVENTS

In February 2007, the Company declared a dividend of $0.05 per share in respect of the accounts for the year ended December 31, 2006.

In February 2007, the Company sold newbuilding contracts for two Capesize vessels on back to back terms to Ship Finance International Limited based on a total delivery price of $80 million per unit with a 15 year bareboat charter to Golden Ocean. The charter rate per vessel is $27,450 per day for the first five years, $22,600 per day for the next five years and $19,750 for the last five years. The Company has been granted a purchase option for each of the vessels after 5, 10 and 15 years at $61million, $44 million and $24 million, respectively.

In March 2007, the Company sold M/V Golden Gunn and M/V Golden Dena at a gross price of $50.2 million and $51.02 million respectively. This transaction will give the company a positive result of $20.4 million. The delivery is expected in March and June 2007 respectively.

In March 2007, the Company entered into newbuilding contracts for four (plus two optional) panamax vessels at a purchase price of $35.5 million per vessel at Pipavav Shipyard in India. The vessels of 75,000 dwt will be delivered during 2009. At the same time the Company has agreed to sell the newbuilding contracts for two of its Panamax vessels ordered in 2006. The vessels will be sold at $45 million per unit and will give a positive result of approximately $17 million. This is expected to be recorded during the second and the third quarter of 2008 upon delivery from the shipyard to the new owners.

In April 2007, the Company entered into newbuilding contracts for two capesize vessels at Daehan Shipbuilding Co., South Korea and two capesize vessels at Zhoushan Jinhaiwan Shipyard in China. The vessels of 170,000 dwt and 176,000 dwt respectively will be delivered between December 2008 and October 2009. The total purchase price for the four vessels is $296 million.

In May 2007, the Company declared additional options for newbuilding contracts for two Capesize vessels at Zhoushan Jinhaiwan Shipyard in China. The vessels of 176,000 dwt are expected to be delivered in 2010. The purchase price will be around $145 million. The Company also sold its two options at Daehan Shipbuilding Co. at $81 million per vessel to Knightsbridge Tankers Limited. The Company will earn $3.2 million for arranging the deal and will act as commercial manager for the vessels after delivery.

In June 2007, the Company has agreed to purchase M/V Golden Glory and M/V Golden Gem for $11 million per vessel. Simultaneously the Company has agreed to sell the two vessels for net sale proceeds of $60 million in total and this will give a positive result of approximately $23 million. This is expected to be recorded in the third quarter of 2007.

32. AUDITORS' REMUNERATION

(in thousands of $)	**2006**	2005
Audit of parent company	**298**	200
Audit of subsidiaries	**26**	11
Total	**324**	211

33. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on June 25, 2007.

GOLDEN OCEAN GROUP LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 28, 2007

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Golden Ocean Group Limited (the "Company") will be held on September 28, 2007 at 10:30 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

1. To receive and adopt the financial statements of the Company for the period ended December 31, 2006.

2. To re-elect John Fredriksen as a Director of the Company.

3. To re-elect Tor Olav Trøim as a Director of the Company.

4. To re-elect Kate Blankenship as a Director of the Company.

5. To re-elect Hans Christian Børresen as a Director of the Company.

6. To appoint Moore Stephens as auditors and to authorise the Directors to determine their remuneration.

7. To amend the Company's Bye-laws in order to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.

8. To approve remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$300,000 for the year ended December 31, 2007.

9. To transact other such business as may properly come before the meeting or any adjournment thereof.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: August 31, 2007

Notes:

1. *The Board of Directors has fixed the close of business on August 15, 2007, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.*

2. *No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.*

3. *A Form of Proxy is enclosed for use in connection with the business set out above.*

4. *Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.*

Golden Ocean Group Limited (the "Company")
Form of Proxy for use at Annual General Meeting to be held on September 28, 2007

I/We ....
(NAME IN BLOCK CAPITALS)

Of ....

being (a) holder(s) of ....Ordinary Shares of $0.10 each of the above-named Company on the record date of August 15, 2007, hereby appoint the duly appointed Chairman of the meeting or .... to act as my/our proxy at the Annual General Meeting of the Company to be held on September 28, 2007, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Resolutions	*For*	*Against*	*Abstain*
1. To re-elect John Fredriksen as a Director of the Company.			
2. To re-elect Tor Olav Trøim as a Director of the Company.			
3. To re-elect Kate Blankenship as a Director of the Company.			
4. To re-elect Hans Christian Børresen as a Director of the Company.			
5. To appoint Moore Stephens as auditors and to authorise the Directors to determine their remuneration.			
6. To amend the Company's Bye-laws in order to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.			
7. To approve remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$300,000 for the year ended December 31, 2007.			
8. To transact other such of business as may properly come before the meeting or any adjournment thereof.			

Date .... Signature ....

Notes:

1. *A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.*
2. *Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.*
3. *In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.*
4. *In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.*
5. *If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.*
6. *This proxy should be completed and be sent to reach the following address by not later than 48 hours before the time for holding the meeting:* **Nordea Bank Norge ASA**

   Issuer Services
   PO Box 1166 Sentrum
   0107 Oslo, Norway
   Fax: +47 22 48 49 90/ +47 22 48 63 49

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "MEETING") OF GOLDEN OCEAN GROUP LIMITED TO BE HELD ON SEPTEMBER 28, 2007

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the period ended December 31, 2006 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The audited consolidated financial statements of the Company for the period ended December 31, 2006 have been provided to Shareholders by inclusion with this Notice of Annual General Meeting. The Company's audited consolidated financial statements are also available on our website at www.goldenocean.bm.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, AND 4 - ELECTION OF DIRECTORS

The Board has nominated the four persons listed below for selection as Directors of the Company. All nominees are presently members of the Board of Directors. Mr. John Sawyer is not standing for re-election at this Annual General Meeting. As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Position with the Company
John Fredriksen	63	2004	Director, Chairman, President and Chief Executive Officer
Tor Olav Trøim	44	2004	Director and Vice-President
Kate Blankenship	42	2004	Director
Hans Christian Børresen	57	2005	Director

John Fredriksen has been Chairman of the Board, President and a director of the Company since November 2004. Mr. Fredriksen has served for over ten years as a director of SeaTankers Management Co. Ltd, a ship operating company and an affiliate of the Company's principal shareholder. Mr. Fredriksen is Chairman, President, Chief Executive Officer and a director of Frontline Ltd, a Bermuda company publicly listed on the New York Stock Exchange, Oslo Stock Exchange and London Stock Exchange. He is also the Chairman, President and a director of Golar LNG Limited, a Bermuda company publicly listed on the Nasdaq National Market and the Oslo Stock Exchange and a director of Seadrill Limited, a Bermuda company listed on the Oslo Stock Exchange.

Tor Olav Trøim has been Vice President and a director of the Company since November 2004. Mr. Trøim graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include

Portfolio Manager Equity in Storebrand ASA (1987-1990) and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995, Mr. Trøim has been a director of SeaTankers Management in Cyprus. In this capacity, he has acted as Chief Executive Officer for the public companies Knightsbridge Tankers Limited and Golar LNG Limited (NASDAQ). Mr. Trøim was also Chief Executive Officer of Seadrill Ltd. until the takeover and integration of Smedvig ASA. Mr Trøim is currently Vice Chairman of these three companies and in addition is a director and Chairman of Ship Finance International Limited (NYSE) and a member of the Board of Marine Harvest ASA (OSE).

Kate Blankenship has been a director of the Company since November 2004. Mrs. Blankenship served as Chief Accounting Officer and Company Secretary of the Company from November 2004 until October 2005. Mrs. Blankenship is also a director of Frontline Ltd, Golar LNG Limited, Ship Finance International limited and Seadrill Limited. Mrs. Blankenship is a member of the Institute of Chartered Accountants of England and Wales.

Hans Christian Børresen has been a director of the Company since March 2005. Mr. Børresen has his shipping background from heading Fearnleys Shipbroking,Dry Cargo and Grieg Shipbrokers in Oslo. He has worked on the shipowning side, first with Salens of Sweden, in Stockholm and Tokyo, and later as managing director of dry cargo ship operator Western Bulk in Oslo. Mr. Børresen is currently the Managing Director of a real estate broking company Ring Eiendomsmegling, partly owned by Storebrand Bank of Norway.

PROPOSAL 5 - APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the appointment of Moore Stephens as the Company's independent auditors and to authorise the Board of Directors to determine the auditors' remuneration.

Audit services provided by Moore Stephens in 2006 included the examination of the consolidated financial statements of the Company and its subsidiaries.

PROPOSAL 6 – AMENDMENTS TO THE BYE-LAWS

In 2006, a review of the Bermuda Companies Act 1981 (the "Companies Act") was undertaken with the objective of modernising the Companies Act to take account of the various company law reform initiatives that have taken place in the United Kingdom and elsewhere. Upon the completion of the review a Bill entitled the "Companies Amendment Act 2006" (the "Amendment Act") was passed and subsequently enacted on 29 December 2006. There were some significant amendments introduced by the Amendment Act including:

Treasury Shares: The Amendment Act introduces the concept of "treasury shares" and sets out a number of conditions which must exist in order for a Bermuda company to hold shares as treasury shares.

Electronic Delivery of Documents: The Amendment Act makes it possible for a Bermuda company to deliver via electronic mode (including e-mail and website postings) an "electronic record" of documents. For the Company his means, subject to the provisions of its bye-laws, the Company can communicate with its shareholders by posting information (proxy material and notices of shareholders meetings) on a website. This method of delivery of documentation also complies with New York Stock Exchange requirements.

Execution of Instruments: Historically, a Bermuda company was required by statute to affix its common seal to various instruments or documents. The Amendment Act provides for companies to execute deeds and other instruments which previously were required to be executed under the company seal, by the signature of an authorised person.

Appointment of Officers: The Amendment Act has removed the requirement for a Bermuda company to appoint certain officers (who were also directors): a President and Vice President or a Chairman and Deputy Chairman.

Indemnification of Directors and Officers: The Amendment Act clarifies the position regarding a Bermuda company's ability to fund the costs of proceedings against directors and officers in circumstances where there have been allegations of fraud or dishonesty. A company is permitted to advance monies to an officer or auditor of a company for the cost of defending any civil or criminal action involving allegations of fraud or dishonesty against that officer or auditor, on condition that such officer must repay the advance if the allegations are proved.

At the Meeting, the Board will ask the shareholders to approve various amendments to the Company's Bye-laws to reflect the amendments included in the Amendment Act discussed above. The numbering in the Bye-laws will also be changed to reflect the proposed amendments.

For full texts of the proposed changes please see Appendix A to this Proxy Statement. The complete text of the amended Bye-laws of the Company as adopted on December 21, 2006, is available on our website at www.goldenocean.bm.

PROPOSAL 7 – TO APPROVE DIRECTORS' FEES

At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$300,000 for the year ended December 31, 2007.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting. Should any additional matters come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgement of the person or persons named in the proxy.

By Order of the Board of Directors

Georgina Sousa
Secretary

August 31, 2007
Hamilton, Bermuda

BYE-LAWS OF

GOLDEN OCEAN GROUP LIMITED

Adopted NOVEMBER 29, 2004

Amended by Resolution of the Shareholders at the Annual General Meeting held on December 21, 2006 and by Resolution of the Shareholders at the Annual General Meeting held on September 28, 2007.

INTERPRETATION

1. In these Bye-Laws unless the context otherwise requires-

- **"Associate"** means:

  (a) in respect of an individual, such individual's spouse, former spouse, sibling, aunt, uncle, nephew, niece or lineal ancestor or descendant, including any step-child and adopted child and their issue and step parents and adoptive parents and their issue or lineal ancestors;

  (b) in respect of an individual, such individual's partner and such partner's relatives (within the categories set out in (a) above);

  (c) in respect of an individual or body corporate, an employer or employee (including, in relation to a body corporate, any of its directors or officers);

  (d) in respect of a body corporate, any person who controls such body corporate, and any other body corporate if the same person has control of both or if a person has control of one and persons who are his Associates, or such person and persons who are his Associates, have control of the other, or if a group of two or more persons has control of each body corporate, and the groups either consist of the same persons or could be regarded as consisting of the same persons by treating (in one or more cases) a member of either group as replaced by a person of whom he is an Associate. For the purposes of this paragraph, a person has control of a body corporate if either (i) the directors of the body corporate or of any other body corporate which has control of it (or any of them) are accustomed to acting in accordance with his instructions or (ii) he is entitled to exercise, or control the exercise of, one-third or more of the votes attaching to all of the issued shares of the body corporate or of another body corporate which has control of it (provided that where two or more persons acting in concert satisfy either of the above conditions, they are each to be taken as having control of the body corporate);

- **"Bermuda"** means the Islands of Bermuda;

- **"Board"** means the Board of Directors of the Company or the Directors present at a meeting of Directors at which there is a quorum;

- **"Branch Register"** means a branch of the Register maintained by the Registrar in the VPS pursuant to the terms of an agreement with the Company;

- **"Business Day"** means a day on which banks are open for the transaction of general banking business in each of Oslo, Norway, New York, USA and Hamilton, Bermuda;

- **"Company"** means the company incorporated in Bermuda under the name ofGolden Ocean Group Limited;

- **"Companies Acts"** means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

"Electronic Record" means a record created, stored, generated, received or communicated by electronic means and includes any electronic code or device necessary to decrypt or interpret such a record;

"**Electronic Transactions Act**" means the Electronic Transactions Act 1999 as amended from time to time;

"**Employees' Share Scheme**" means a scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of: -

(a) the bona fide employees or former employees of the Company or any subsidiary of the Company; or

(b) the wives, husbands, widows, widowers or children or step-children under the age of 18 of such employees or former employees;

"**Extraordinary Resolution**" means a resolution passed by a majority of not less than two-thirds of the votes cast at a general meeting of the Company;

"**Listing Exchange**" means any stock exchange or quotation system upon which any of the shares of the Company are listed from time to time;

"**Ordinary Resolution**" means a resolution passed by a simple majority of votes cast at a general meeting of the Company;

"**Oslo Stock Exchange**" means the Oslo Stock Exchange;

"**paid up**" means paid up or credited as paid up;

"Principal Act" means The Companies Act, 1981 (Bermuda) as amended, restated or re-enacted from time to time;

"**Register**" means the Register of Shareholders of the Company kept in physical form at the Registered Office;

"**Registered Office**" means the registered office for the time being of the Company;

"**Registrar**" means Nordea Bank Norge ASA acting through its Registrar Department, or such other person or body corporate who may from time to time be appointed by the Board in place of Nordea Bank Norge ASA as registrar of the Company with responsibility to maintain the Register and/or the Branch Register under these Bye-laws;

"**Registration Office**" means the place where the Board may from time to time determine to keep the Register and/or the Branch Register and where (except in cases where the Board otherwise directs) the transfer and documents of title are to be lodged for registration;

"Resident Representative" means any person appointed to act as the resident representative of the Company and includes any deputy or assistant resident representatives;

"**Seal**" means the common seal of the Company and includes any duplicate thereof;

"**Secretary**" includes a temporary or assistant Secretary and any person appointed by the Board to perform any of the duties of the Secretary;

"**Shareholder**" means a shareholder of the Company;

"**these Bye-Laws**" means these Bye-Laws in their present form or as from time to time amended;

- **"Treasury Shares" means any share of the Company that was acquired and held by the Company, or as treated as having been acquired and held by the Company which has been held continuously by the Company since it was acquired and which has not been cancelled;**

- **"VPS"** means Verdipapirsentralen, a Norwegian corporation maintaining a computerized central share registry in Oslo, Norway, for bodies corporate whose shares are listed for trading on the Oslo Stock Exchange, and includes any successor registry;

For the purpose of these Bye-Laws a body corporate shall be deemed to be present in person if its representative duly authorized pursuant to the Companies Acts is present;

Words importing the singular number also include the plural number and vice versa;

Words importing the masculine gender also include the feminine and neuter genders respectively;

Words importing persons also include companies and associations or bodies of persons, whether corporate or unincorporated;

References to writing shall include typewriting, printing, lithography, facsimile, photography and other modes of reproducing or reproducing words in a legible and non-transitory form including electronic transfers by way of e-mail or otherwise and shall include any manner permitted or authorized by the Electronic Transactions Act;

Unless otherwise defined herein, any words or expressions defined in the Principal Act ~~Companies Acts~~ in force on ~~at~~ the date when these Bye-Laws or any part thereof are adopted shall bear the same meaning in these Bye-Laws or such part (as the case may be); and

any reference in these Bye-Laws to any statute or section thereof shall, unless expressly stated, be deemed to be a reference to such statute or section as amended, restated or re-enacted from time to time;

Headings in these Bye-Laws are inserted for convenience of reference only and shall not affect the construction thereof.

REGISTERED OFFICE

2. The Registered Office shall be at such place in Bermuda as the Board shall from time to time appoint.

SHARE RIGHTS

3. Subject to the Companies Acts and any special rights conferred on the holders of any other share of class of shares, any share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Company may by Ordinary Resolution determine.

4. Subject to the Companies Acts, any preference shares may, with the sanction of an Ordinary Resolution, be issued on terms:

   (a) that they are to be redeemed on the happening of a specified event or on a given date; and/or

   (b) that they are liable to be redeemed at the option of the Company; and/or

(c) if authorized by the memorandum of association or incorporating Act of the Company, that they are liable to be redeemed at the option of the holder.

The terms and manner of redemption shall be either as the Company may determine by Ordinary Resolution or, in the event that the Company in general meeting may have so authorized, as the Board of Directors or any committee thereof may by resolution determine before the issuance of such shares.

5. At any time that the Company holds Treasury Shares, all of the rights attaching to the Treasury Shares shall be suspended and shall not be exercised by the Company. Without limiting the generality of the foregoing, if the Company holds Treasury Shares, the Company shall not have any right to attend and vote at a general meeting or sign written resolutions and any purported exercise of such a right is void.

6. Except where required by the Principal Act, Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital or shares of the Company.

MODIFICATION OF RIGHTS

75. Subject to the Companies Acts, all or any of the rights for the time being attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy-five percent in nominal value of the issued shares of that class or with the sanction of a resolution passed by a majority of seventy-five percent of the votes cast at a separate general meeting of the holders of such shares voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply, but so that:

(a) the necessary quorum at any such meeting shall be two or more persons (or in the event that there is only one holder of the shares of the relevant class, one person) holding or representing by proxy in the aggregate at least one third in nominal value of the shares of the relevant class;

(b) every holder of shares of the relevant class present in person or by proxy shall be entitled on a poll to one vote for every such share held by him; and

(c) any holder of shares of the relevant class present in person or by proxy may demand a poll.

86. The rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith.

POWER TO PURCHASE OWN SHARES

9. The Company shall have the power to purchase its own shares for cancellation.

10. The Company shall have the power to acquire its own shares to be held as Treasury Shares.

11. The Board may exercise all of the powers of the Company to purchase or acquire its own shares, whether for cancellation or to be held as Treasury Shares in accordance with the Principal Act.

SHARES

127. Subject to the provisions of these Bye-Laws, the unissued shares of the Company (whether forming part of the original capital or any increased capital) shall be at the disposal of the Board, which may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration and upon such terms and conditions as the Board may determine.

13~~8~~. The Board may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by law.

14~~9~~. Except as ordered by a court of competent jurisdiction, as required by law or as otherwise provided in these Bye-Laws, no person shall be recognized by the Company as holding any share upon trust and the Company shall not be bound by or required in any way to recognize (even when having notice thereon) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or any other right in respect of any share except an absolute right to the entirety thereof in the registered holder.

15~~10~~. No shares shall be issued until they are fully paid except as may be prescribed by an Ordinary Resdution.

CERTIFICATES

16~~11~~. The preparation, issue and delivery of certificates shall be governed by the Companies Acts. A person whose name is entered in the Register as the holder of any shares shall be entitled to receive within two months of a demand for same a certificate for such shares under the Seal of the Company as prima facie evidence of title of such person to such shares. In the case of a share held jointly by several persons, delivery of a certificate for such share to one of several joint holders shall be sufficient delivery to all.

17~~12~~. If a share certificate is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence, indemnity and payment of the costs and out of pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board may think fit and, in case of defacement, on delivery of the old certificate to the Company.

18~~13~~. All certificates for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates and other like documents) shall, except to the extent that the terms and conditions for the time being relating thereto otherwise provide, be issued under the Seal. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certificates need not be autographic but may be affixed to such certificates by mechanical means or may be printed thereon or that such certificates need not be signed by any persons

LIEN

19~~14~~. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable, at a date fixed by or in accordance with the terms of issue of such share in respect of such share, and the Company shall also have a first and paramount lien on every share (other than a fully paid share) standing registered in the name of a Shareholder, whether singly or jointly with any other person, for all the debts and liabilities of such Shareholder or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Shareholder, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Shareholder or his estate and any other person, whether a Shareholder or not. The Company's lien on a share shall extend to all dividends payable thereon. The Board may at any time, either generally or in any particular case, waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this Bye-Law.

20~~15~~. The Company may sell, in such manner as the Board may think fit, any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment has been served on the holder for the time being of the share.

21~~16~~. The net proceeds of sale by the Company of any shares on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the holder of the share immediately before such sale. For giving effect to any such sale the Board may authorize some person to transfer the share sold to the purchaser thereof. The purchaser shall be registered as the holder of the share and he shall not be bound to see to the application of the purchase money nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

22~~17~~. The Board may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether on account of the par value of the shares or by way of premium) and not by the terms of issue thereof made payable at a date fixed by or in accordance with such terms of issue, and each Shareholder shall (subject to the Company serving upon him at least seven days notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Board may determine.

23~~18~~. A call may be made payable by installments and shall be deemed to have been made at the time when the resolution of the Board authorizing the call was passed.

24~~19~~. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

25~~20~~. If a sum called in respect of the share shall not be paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest wholly or in part.

26~~21~~. Any sum which, by the terms of issue of a share, becomes payable on allotment or at any date fixed by or in accordance with such terms of issue, whether on account of the nominal amount of the share or by way of premium, shall for all the purposes of these Bye-Laws be deemed to be a call duly made, notified and payable on the date on which, by the terms of issue, the same becomes payable and, in case of nonpayment, all the relevant provisions of these Bye-Laws as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

27~~22~~. The Board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

FORFEITURE OF SHARES

28~~23~~. If a Shareholder fails to pay any call or installment of a call on the day appointed for payment thereof, the Board may at any time thereafter during such time as any part of such call or installment remains unpaid serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

29~~24~~. The notice shall name a further day (not being less than fourteen days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the shares in respect of which such call is made or installment is payable will be liable to be forfeited. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, reference in these Bye-Laws to forfeiture shall include surrender.

30-25. If the requirements of any such notice as aforesaid are not compiled with, anyshare in respect of which such notice has been given may at any time thereafter, before payment of all calls or installments and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture.

3126. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice as aforesaid.

3227. A forfeited share shall be deemed to be the property of the Company and may be sold, re-offered or otherwise disposed of either to the person who was, before forfeiture, the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Board shall think fit, and, at any time before a sale, re-allotment or disposition, the forfeiture may be canceled on such terms as the Board may think fit.

3328. A person whose shares have been forfeited shall thereupon cease to be a Shareholder in respect of the forfeited shares, but shall, notwithstanding the forfeiture, remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares with interest thereon at such rate as the Board may determine from the date of forfeiture until payment, and the Company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited.

3429. An affidavit in writing that the deponent is a Director or the Secretary and that a share has been duly forfeited on the date stated in the affidavit shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration (if any) given for the share on the sale, re-allotment or disposition thereof and the Board may authorize some person to transfer the share to the person to whom the same is sold, re-allotted or disposed of, and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal of the share.

REGISTER OF SHAREHOLDERS

3530. The Secretary shall establish and maintain the Register of Shareholders at the Registered Office in the manner prescribed by the Companies Acts. Unless the Board otherwise determines, the Register of Shareholders shall be open to inspection in the manner prescribed by the Companies Acts between 10:00 a.m. and 12:00 noon on every working day. Unless the Board so determines, no Shareholder or intending Shareholder shall be entitled to have entered in the Register any indication of any trust or any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share and if any such entry exists or is permitted by the Board it shall not be deemed to abrogate any of the provisions of Bye-Law 149.

3631. Subject to the Companies Act, the Company may establish the Branch Register, and the Board may make and vary such regulations as it determines in respect of the keeping of the Branch Register, including maintaining a Registration Office in connection therewith.

REGISTER OF DIRECTORS AND OFFICERS

3732. The Secretary shall establish and maintain a register of the Directors and Officers of the Company as required by the Companies Acts. The register of Directors and Officers shall be open to inspection in the manner prescribed by the Companies Acts between 10:00a.m. and 12:00 noon on every working day.

TRANSFER OF SHARES

3833. Subject to the Companies Acts and to such of the restrictions contained in these Bye-Laws as may be applicable and to the provisions of any applicable United States securities laws (including, without limitation, the United States Securities Act, 1933, as amended, and the rules promulgated thereunder), any Shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may appnove.

3934. The instrument of transfer of a share shall be signed by or on behalf of the transferor and, where any share is not fully-paid, the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect thereof. Should the Company be permitted to do so under the laws of Bermuda, the Board may, either generally or in any particular case, upon request by the transferor or the transferee, accept mechanically or electronically executed transfer and may also make such regulations with respect to transfer in addition to the provisions of these Bye-Laws as it considers appropriate. The Board may, in its absolute discretion, decline to register any transfer of any share which is not a fully-paid share.

(i) The Board shall decline to register the transfer of any share, and shall direct the Registrar to decline (and the Registrar shall decline) to register the transfer of any interest in any share held through the Branch Register, to a person where the Board is of the opinion that such transfer might breach any law or requirement of any authority or any Listing Exchange until it has received such evidence as it may require to satisfy itself that no such breach would occur.

(ii) The Board may decline to register the transfer of any share, and may direct the Registrar to decline (and the Registrar shall decline if so requested) to register the transfer of any interest in any share held through the Branch Register, if the registration of such transfer would be likely, in the opinion of the Board, to result in fifty percent or more of the aggregate issued share capital of the Company or shares of the Company to which are attached fifty percent or more of the votes attached to all outstanding shares of the Company being held or owned directly or indirectly, (including, without limitation, through the Branch Register) by a person or persons resident for tax purposes in Norway, provided that this provision shall not apply to the registration of shares in the name of the Registrar as nominee of persons whose interests in such shares are reflected in theBranch Register, but shall apply, mutatis mutandis, to interests in shares of the Company held by persons through the Branch Register.

(iii) For the purposes of this Bye-Law, each Shareholder (other than the Registrar in respect of those shares registered in its name in the Register as nominee of persons whose interests in such shares are reflected in the Branch Register) shall be deemed to be resident for tax purposes in the jurisdiction specified in the address shown in the Register for such Shareholder, and each person whose interests in shares are reflected in the Branch Register shall be deemed to be resident for tax purposes in the jurisdiction specified in the address shown in the Branch Register for such person. If such Shareholder or person is not resident for tax purpose in such jurisdiction or if there is a subsequent change in his residence for tax purposes, such Shareholder shall notify the Company immediately of his residence for tax purposes.

(iv) Where any Shareholder or person whose interests in shares are reflected in the Branch Register fails to notify the Company in accordance with the foregoing, the Board and the Registrar may suspend sine die such Shareholder's or person's entitlement to vote or otherwise exercise any rights attaching to the shares or interests therein and to receive payments of income or capital which become due or payable in respect of such shares or interests and the Company shall have no liability to such Shareholder or person arising out of the late payment or non-payment of such sums and the Company may retain such sums for its own use and benefit. In addition to the foregoing the Board and the Registrar may dispose of the shares in the Company or interests herein of such Shareholder or person at the best price reasonably obtainable in all the circumstances. Where a

notice informing such Shareholder or person of the proposed disposal of his shares or interests therein has been served, his shares or interest therein may not be transferred otherwise than in accordance with this Bye-Law 39~~34~~ and any other purported transfer of such shares or interests therein shall not be registered in the Register and/or the Branch Register and shall be null and void.

(v) The provision of these Bye-Laws relating to the protection of purchaser of shares sold under lien or upon forfeiture shall apply mutatis mutandis to a disposal of shares or interests therein by the Company or the Registrar in accordance with this Bye-Law.

(vi) Without limiting the generality of the foregoing, the Board may also decline to register any transfer unless:-

(i) the instrument of transfer is duly stamped and lodged with the Company accompanied by the certificate for the shares to which it relates if any and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) where applicable, the permission of the Bermuda Monetary Authority with respect thereto has been obtained.

(vii) Subject to any directions of the Board from time to time in force the Secretary may exercise the powers and discretion of the Board under this Bye-Law and Bye-Laws 38~~33~~ and 40~~35~~.

(viii) If fifty percent or more of the aggregate issued share capital of the Company or shares to which are attached fifty percent or more of the votes attached to all outstanding shares of the Company are found to be held or owned directly or indirectly (including, without limitation, through the Branch Register) by a person or persons resident for tax purposes in Norway, other than the Registrar in respect of those shares registered in its name in the Register as nominee of persons whose interests in such shares are reflected in the Branch Register, the Board shall make an announcement to such effect through the Oslo Stock Exchange, and the Board and the Registrar shall thereafter be entitled and required to dispose of such number of shares of the Company or interests therein held or owned by such persons as will result in the percentage of the aggregate issued share capital of the Company held or owned as aforesaid being less than fifty percent, and, for these purposes, the Board and the Registrar shall in such case dispose of shares or interests therein owned by persons resident for tax purposes in Norway on the basis that the shares or interests therein most recently acquired shall be the first to be disposed of (i.e. on the basis of last acquired first sold) save where there is a breach of the obligation to notify tax residency pursuant to the foregoing, in which event the shares or interests therein of the person in breach thereof shall be sold first. Shareholders shall not be entitled to raise any objection to the disposal of their shares, but the provisions of these Bye-Laws relating to the protection of purchasers of shares sold under lien or upon forfeiture shall apply mutatis mutandis to any disposal of shares or interests therein made in accordance with this Bye-Law. ~~34.~~

(ix) If a person or entity, through any form of acquisition of the Company's shares, becomes the owner of shares in the Company representing more than 30 per cent of its then outstanding shares (an "**Acquirer**"), the Board may decline to register and direct the Registrar to decline (and the Registrar shall decline if so requested) to register the transfer of any such interest in excess of 30 per cent of the Company's then outstanding shares unless:

(i) such Acquirer makes an offer for the purchase of the remaining shares in the Company on the terms set forth in the following

or

(ii) such Acquirer agrees to sell such part of the shares so acquired as shall result in his/its ownership being reduced to represent less than 30 per cent of the Company's then outstanding shares.

Shares owned by Associates of the Acquirer and persons or entities acting in concert with the Acquirer shall be consolidated with the share ownership position of the Acquirer.

If the Acquirer decides to reduce its/his ownership stake below the 30 per cent level, such sale shall take place no later than 2 weeks after the date of its/his acquisition of such number of shares as took its/his ownership past the 30 per cent level.

Offers for the purchase of the remaining shares in the Company shall be made without undue delay from the date of the acquisition of the shares which took the Acquirer's ownership position above the 30 per cent level and no later than 4 weeks after the date thereof.

Such offer shall embrace all of the shares outstanding in the Company. The offer shall not be conditional.

The offer price shall be at least as high as the highest price paid by the Acquirer for shares in the Company in the period 6 months prior to the date which the Acquirer passed the 30 per cent threshold. If it is clear that the market price when the offer obligation was activated is higher than the price referred to above, the offer price shall be at least as high as the market price.

If the Acquirer, after the offer obligation has arisen and before expiry of the period of the offer, has paid or agreed to pay a higher price than the price reflected in the offer, a new offer shall be deemed to have been made with an offer price equivalent to thehigher price.

Settlement under the terms of the offer shall be made in cash. An offer may nonetheless give the Shareholders the right to accept any other form of settlement.

The Acquirer's settlement obligation shall be guaranteed by a bank or insurance institution which has been authorised to conduct business in Norway in accordance with the rules established by the Oslo Stock Exchange.

Settlement shall take place as soon as possible and no later than 14 days after the expiry of the offer period.

The Acquirer may not, in making the offer, differentiate the offer between groups of or individual shareholders.

The offer shall include a time limit for the Shareholders to accept the offer. The time limit shall not be shorter than 4 weeks and not longer than 6 weeks.

The Acquirer may make a new offer prior to the expiry of the original offer period. The Shareholders are, in such event, entitled to choose between the two offers so made.

If a new offer is made, the period of acceptance of such offer shall be extended so that at least 2 weeks remain until its expiry when made.

Any acquirer deciding to make an offer (the "**Offeror**") as aforesaid shall issue an offer document which shall document the main terms of the offer and provide correct and complete information about matters of importance in evaluating such offer.

The following information shall be specifically included in the offer document:

1. The Offeror's name and address, type of organisation and organisation number if the Offeror is a legal entity other than individual person.
2. Information about parties with whom the Offeror is acting in concert including the basis for the consolidation thereof and any shareholder agreements relevant thereto.
3. The number of shares in the Company which, at the time the offer is made, are owned by the Offeror or any person or entity acting in concert with the Offeror.
4. The offer price, the time limit for settlement, the form of settlement and security provided for the Offeror's settlement obligations.
5. The principles applying to the valuation of any asset offered in settlement for the shares purchased under the offer other than cash.
6. The time limit for accepting the offer and how acceptance notice should be made.
7. Information as to how the Offeror's purchase of the shares is to be financed.
8. Any special advantages or rights which are accorded by agreements with members of the management and governing bodies of the Company by the Offeror.
9. The content of any contact the Offeror has had with the management or governing bodies of the Company prior to the date the offer was made.
10. The Offeror's purpose of taking over control of the Company and any plans for further operation or reorganisation of the Company.
11. The significance the implementation of the offer will have in relation to the Company's employees, including legal, financial and work related effects; and
12. Legal and tax consequences of the offer.

The offer document shall be signed by the Offeror.

When an offer is made in accordance with the above, the Board shall issue a statement on the offer which shall include information on the employee's views and other factors of significance for assessing whether the offer should be accepted by the Shareholders or not. Information shall also be given about the views, if any, of the Board and the management of the Company as Shareholders.

After the Company has been informed that an offer will be made pursuant hereto, and until the expiry of the offer period, the Board and/or management of the Company may not make any decisions in respect of:

1. the issue of shares or other financial instruments by the Company;

2. a merger of the Company;

3. the sale or purchase of substantial assets or the restructuring by way of consolidation or otherwise of substantial areas of the Company's activities or any other disposition of material significance to the nature or scope of the Company's operation;

4. the purchase or sale of any treasury shares.

This section shall not apply to the dispositions which form part of the Company's normal ongoing business operation or cases where the general meeting has authorised the Board or management in charge to make decisions as aforesaid with buy-out situations specifically in mind.

Any Shareholder who fails to make an offer in accordance herewith shall not be entitled to exercise any right whatsoever in the Company in respect of the shares acquired by him in excess of 30% of the Company's shares.

The obligations set forth herein shall not apply to any individual Shareholders or Shareholders acting in concert who, at the time of the adoption of these bye-laws or at the time the Company's shares are distributed from the Company's sole shareholder to its shareholders shall hold more than 30% of the Company's outstanding shares. Such persons or entities shall thus be free to acquire

further shares without having to comply with the obligation to make an offer set forth above. Should any such Shareholder reduce its ownership stake in a Company below the 30 per cent level, the provisions of this bye-law shall apply to any subsequent acquisition by such Shareholder taking his/its ownership stake above the 30% level.

4035. If the Board declines to register a transfer it shall, within sixty days after the date on which the instrument of transfer was lodged, send to the transferee notice of such refusal.

4136. No fee shall be charged by the Company for registering any transfer, probate, letters of administration, certificate of death or marriage, power of attorney, distringas or stop notice, order of court or other instrument relating to or affecting the title to any share, or otherwise making an entry in the Register and/or the Branch Register relating to any share.

42. The Company may dispose of or transfer Treasury Shares for cash or other consideration.

TRANSMISSION OF SHARES

4337. In the case of the death of a Shareholder, the survivor or survivors, where the deceased was a joint holder, and the estate representative, where he was sole holder, shall be the only person recognized by the Company as having any title to his shares; but nothing herein contained shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share held by him solely or jointly with other persons. For the purpose of this Bye-Law, estate representative means the person to whom probate or letters of administration has or have been granted in Bermuda or, failing any such person, such other person as the Board may in its absolute discretion determine to be the person recognized by the Company for the purpose of this Bye-Law 37.

4438. Any person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law may, subject as hereafter provided and upon such evidence being produced as may from time to time be required by the Board as to his entitlement, either be registered himself as the holder of the share or elect to have some person nominated by him registered as the transferee thereof. If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered, he shall signify his election by signing an instrument of transfer of such share in favor of that other person. All the limitations, restrictions and provisions of these Bye-Laws relating to the right to transfer and the registration of transfer of shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Shareholder or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer shared by such Shareholder.

4539. A person becoming entitled to a share in consequence of the death of a Shareholder or otherwise by operation of applicable law shall (upon such evidence being produced as may from time to time be required by the Board as to his entitlement) be entitled to receive and may give a discharge for any dividends or other moneys payable in respect of the share, but he shall not be entitled in respect of the share to receive notices of or to attend or vote at general meetings of the Company or, save as aforesaid, to exercise in respect of the share any of the rights or privileges of a Shareholder until he shall have become registered as the holder thereof. The Board may at any time give notice requiring such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within sixty days the Board may thereafter withhold payment of all dividends and other moneys payable in respect of the shares until the requirements of the notice have been complied with.

4640. Subject to any directions of the Board from time to time in force, the Secretary may exercisethe powers and discretions of the Board under Bye-Laws 4337, 4438 and 4539.

DISCLOSURE OF MATERIAL INTERESTS

4741. a) Any person (other than the Registrar in respect of those shares registered in its name in the Register as the nominee of persons whose interests in such shares are reflected in the Branch Register) who acquires or disposes of an interest in shares to the effect that the requirements of the Oslo Stock Exchange in effect from time to time concerning the duty to flag changes in a person's interest in shares require such changes to be notified shall notify the Registrar immediately of such acquisition or disposal and the resulting interest of that person in shares.

b) For the purposes of this Bye-Law, a person shall be deemed to have an interest in shares:

(i) owned by such person's spouse, minor child or cohabitant;

(ii) owned by any body corporate in which such person owns shares representing the majority of the votes attaching to all of the issued and outstanding shares of such body corporate or over which he has as owner of shares in such body corporate or by virtue of an agreement a determining influence and a substantial participation (as those terms are interpreted by the Norwegian courts from time to time) in the results of such body corporate's operations;

(iii) owned by any person with whom such person acts in concert (as such term is interpreted from time to time by the Oslo Stock Exchange), by virtue of any agreement or otherwise;

(iv) registered in the name of a nominee of such person or of any person referred to in clause (i), (ii), or (iii) in relation to such person;

(v) which are issuable on the exercise of any options, convertible bonds, subscription rights or any other rights to acquire shares in which such person has aninterest;

(vi) subject to a lien or other security interest in favor of such person;

(vii) which are issuable on the exercise of purchase rights, preemption rights, or other rights related thereto in which such person has an interest and which are activated by the acquisition, disposal or conversion of shares;

(viii) subject of any other agreed restriction on a Shareholder's right to dispose of same or to exercise such Shareholder's rights as a Shareholder, in favor of such person, except agreements to separate the dividend right from the ownership right of a share;

(ix) in connection with the acquisition of which there was given guarantee of their purchase price by such person or such person otherwise undertook a risk with respect to the value thereof and which guarantee or risk remains outstanding.

(c) The Registrar shall promptly report any such notification of interest to the Oslo Stock Exchange and the Company.

(d) If a person fails to give notification of a change in his interest in shares in accordance with this Bye-Law 4741 and the Board believes that such person has acquired or disposed of an interest in shares in circumstances in which he would be subject to the notification requirements of this Bye-Law 4741, the Board shall require the Registrar to serve upon that person a notice:

(i) requiring him to comply with the notification requirements in relation to the change in his interest in shares; and

(ii) informing him that, pending compliance with the notification requirements, the registered holder or holders of the shares in which that person is interested shall not be entitled to vote or otherwise exercise any rights attaching to the shares to which the notice relates nor shall such registered holder or holders be entitled to receive payments of income or capital which become due or payable in respect of such shares. The registered holder's or holders' entitlement to such payments shall be suspended pending compliance with the notification requirements without any liability of the Company to such holder or holders arising for late payment or nonpayment and the Company may retain such sums for its own use and benefit during such period of suspension.

(e) The provisions of these Bye-Laws relating to the protection of purchasers of shares sold under a lien or upon forfeiture shall apply mutatis mutandis to disposals under this ByeLaw 4741.

INCREASE OF CAPITAL

4842. The Company may from time to time increase its capital by such sum to be divided into shares of such par value as the Company by Ordinary Resolution shall prescribe.

4943. The Company may, by the Ordinary Resolution increasing the capital, direct that the new shares or any of them shall be offered in the first instance either at par or at a premium or (subject to the provisions of the Companies Act) at a discount to all the holders for the time being of shares of any class or classes in proportion to the number of such shares held by them respectively or make any other provision as to the issue of the new shares.

5044. The new shares shall be subject to all the provisions of these Bye-Laws with reference to lien, the payment of calls, forfeiture, transfer, transmission and otherwise.

ALTERATION OF CAPITAL

5145. The Company may from time to time by Ordinary Resolution:

(a) increase its capital as provided by Bye-Law 48;

(ba) divide its shares into several classes and attach thereto respectively any preferential, deferred, qualified or special rights, privileges or conditions;

(cb) consolidate and divide all or any of its share capital into shares of larger par value than its existing shares;

(dc) sub-divide its shares or any of them into shares of smaller amount than is fixed by its memorandum, so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(ed) make provision for the issue and allotment of shares which do not carry any voting rights;

(fe) cancel shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled;

(gf) change the currency denomination of its share capital.

Where any difficulty arises in regard to any division, consolidation, or sub-division under this Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may arrange for the sale of the shares representing fractions and the distribution of the net proceeds of sale in due proportion amongst the Shareholders who would have been entitled to the fractions, and, for this purpose, the Board may authorize some person to transfer the shares representing fractions to the purchaser thereof, who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

5246. Subject to the provisions of the Companies Act and to any confirmation or consent required by law or these Bye-Laws, the Company may by Ordinary Resolution from time to time convert any preference shares into redeemable preference shares.

5347. The Company may from time to time purchase its own shares on such terms and in such manner as may be authorized by the Board of Directors, subject to the rules, if applicable, of the Listing Exchange. In the event the Company conducts a tender offer for its shares, any such offer which is made through the facilities of the Oslo Stock Exchange shall be expressed as being conditional upon no Shareholders or persons resident for tax purposes in Norway owning or controlling fifty percent or more of the issued share capital or the votes attaching to the issued and outstanding share capital of the Company following such purchase.

Any share so purchased shall be treated as cancelled, and the amount of the Company's issued share capital shall be diminished by the nominal value of the shares purchased, but such purchase shall not be taken as reducing the amount of the Company's authorized share capital.

54.48 Subject to the Companies Act, the Company shall have the option, but not the obligation, to repurchase from any Shareholder or Shareholders all fractions of shares, and all holdings of fewer than 100 shares, registered in the name of said Shareholder or Shareholders. Such repurchase shall be on such terms and conditions as the Board may determine, provided that in any event, the repurchase price shall be not less than the closing market price per share quoted on the Oslo Stock Exchange on the effective date of the repurchase. Each Shareholder shall be bound by the determination of the Company to repurchase such shares or fractions thereof. If the Company determines to repurchase any such shares or fractions, the Company shall give written notice to each Shareholder concerned accompanied by a cheque or warrant for the repurchase price and the relevant shares, fractions and certificates in respect thereof shall thereupon be cancelled.

REDUCTION OF CAPITAL

5549. Subject to the Companies Acts, its memorandum and any confirmation or consent required by law or these Bye-Laws, the Company may from time to time by Ordinary Resolution authorize the reduction of its issued share capital or any capital redemption reserve fund or any share premium or contributed surplus account in any manner.

5650. In relation to any such reduction the Company may by Ordinary Resolution determine the terms upon which such reduction is to be effected, including, in the case of a reduction of part only of a class of shares, those shares to be affected.

GENERAL MEETINGS AND WRITTEN RESOLUTIONS

5751. (a) The Board shall convene and the Company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts ("**Annual General Meetings**") at such times and places subject to the limitation set out below as the Board shall appoint. The Board may whenever it thinks fit, and shall when required by the Companies Acts, convene general meetings other than Annual General Meetings which shall be called "**Special General Meetings**". Any such Annual or Special General Meeting shall be held at any place other than Norway.

(b) Except in the case of the removal of auditors and directors, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the shareholders of the Company may, without a meeting and without any previous notice being required, be done by resolution in writing, signed by a simple majority of all of the Shareholders (or such greater majority as is required by the Companies Acts or these Bye-Laws) or their proxies, or in the case of a shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) on behalf of such Shareholder, being all of the Shareholders of the Company who at the date of the resolution in writing would be entitled to attend a meeting and vote on the resolution. Such resolution in writing may be signed by, or in the case of a shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts), on behalf of, all the Shareholders of the Company, or any class thereof, in as many counterparts as may be necessary.

(c) A resolution in writing is passed when the resolution is signed by, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts), on behalf of, such number of the Shareholders of the Company who at the date of the notice represent such majority of votes as would be required if the resolution had been voted on at a meeting of the Shareholders.

(d) A resolution in writing made in accordance with this Bye-Law is as valid as if it had been passed by the Company in general meeting or, if applicable, by a meeting of the relevant class of shareholders of the Company, as the case may be. A resolution in writing made in accordance with this Bye-Law shall constitute minutes for the purposes of the Companies Acts and these Bye-Laws.

(e) Notice of any resolution to be made pursuant to Bye-Law 57 (b) shall be given, and a copy of the resolution shall be circulated to all Shareholders who would be entitled to attend a meeting and vote on the resolution in the same manner as that required for a notice of a meeting of the Shareholders at which the resolution could have been considered except that any requirement in the Companies Acts or these Bye-Laws as to the length of the period of notice shall not apply.

NOTICE OF GENERAL MEETINGS

5852. An Annual General Meeting shall be called by not less than seven days notice in writing and a Special General Meeting shall be called by not less than seven days notice in writing. The notice period shall be exclusive of the day on which the notice is served or deemed to be served and of the day on which the meeting to which it relates is to be held and shall specify the place, day and time of the meeting, and in the case of a Special General Meeting, the general nature of the business to be considered. Notice of every general meeting shall be given in any manner permitted by these Bye-Laws to all Shareholders other than such as, under the provisions of these Bye-Laws or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company. Notwithstanding that a meeting of the Company is called by shorter notice than that specified in this Bye-Law, it shall be deemed to have been duly called if it is so agreed:

(a) in the case of a meeting called as an Annual General Meeting by all the Shareholders entitled to attend and vote thereat;

(b) in the case of any other meeting by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent in nominal value of the shares giving that right;

provided that notwithstanding any provision of these Bye-Laws, no Shareholder shall be entitled to attend any general meeting unless notice in writing of the intention to attend and vote in person or by proxy signed by or on behalf of the Shareholder (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) addressed to the Secretary is deposited (by post,

courier, facsimile transmission or other electronic means) at the Registered Office at least 48 hours before the time appointed for holding the general meeting or adjournment thereof.

59~~53~~. The accidental omission to give notice of a meeting or (in cases where instruments of proxy are sent out with the notice) the accidental omission to send such instrument of proxy to or the non-receipt of notice of a meeting or such instrument of proxy by any person entitled to receive such notice shall not invalidate the proceedings at that meeting.

60~~54~~. The Board may convene a Special General Meeting whenever it thinks fit. A Special General Meeting shall also be convened by the Board on the written requisition of Shareholders holding at the date of the deposit of the requisition not less than one tenth in nominal value of the paid-up capital of the Company which as at the date of the deposit carries the right to vote at a general meeting of the Company. The requisition must state the purposes of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more of the requisitionists.

PROCEEDINGS AT GENERAL MEETING

61~~55~~. No business shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these Bye-Laws, the quorum at any general meeting shall be constituted by one or more shareholders, either present in person or represented by proxy, holding in the aggregate shares carrying 33 1/3% of the voting rights entitled to be exercised at such meeting.

62~~56~~. If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case, it shall stand adjourned to such other day and such other time and place as the chairman of the meeting may determine and at such adjourned meeting two Shareholders or, in the event that there is only one Shareholder, one Shareholder, present in person or by proxy (whatever the number of shares held by them) shall be a quorum. The Company shall give not less than five days notice of any meeting adjourned through want of a quorum and such notice shall state that two Shareholders or, in the event that there is only one Shareholder, one Shareholder, present in person or by proxy (whatever the number of shares held by them) shall be a quorum.

63~~57~~. A meeting of the Shareholders or any class thereof may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such meeting shall constitute presence in person at such meeting.

64~~58~~. Each Director and the Company's auditor and Secretary shall be entitled to attend and speak at any general meeting of the Company.

65~~59~~. The Chairman (if any) of the Board or, in his absence, the President shall preside as chairman at every general meeting. If there is no such Chairman or President, or if at any general meeting neither the Chairman nor the President is present within five minutes after the time appointed for holding the general meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act or if one Director only is present he shall preside as chairman if willing to act. If no Director is present or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll shall elect one of their number to be chairman.

66~~60~~. The chairman of the general meeting may, with the consent of those present at any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the general meeting from time to time and from place to place but no business shall be transacted at any adjourned general meeting except

business which might lawfully have been transacted at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned general meeting shall be given as in the case of an original general meeting.

6761. Save as expressly provided by these Bye-Laws, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

VOTING

6862. Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by Ordinary Resolution. In any case where an Ordinary Resolution of an Extraordinary Resolution is to be put to the Company, each Shareholder shall be entitled to communicate such Shareholder's vote in the form of an electronic record.

6963. The Board may, with the sanction of an Ordinary Resolution, amalgamate the Company with another company (whether or not the Company is the surviving company and whether or not such an amalgamation involves a change in the jurisdiction of the Company).

7064. At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands or by a count of votes received in the form of electronic records unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(a) the chairman of the meeting; or

(b) at least three Shareholders present in person or represented by proxy; or

(c) any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one tenth of the total voting rights of all the Shareholders having the right to vote at such meeting; or

(d) a Shareholder or Shareholders present in person or represented by proxy holding shares conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to at least one-tenth of the total sum paid up on all such shares conferring such right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, or by a count of votes received in the form of electronic records, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence of the fact without proof of the number of votes recorded for or against suchresolution.

7165. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken in such manner and either forthwith or at such time (being not later than three months after the date of the demand) and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

7266. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded and it may be withdrawn at any time before the close of the meeting or the taking of the poll whichever is the earlier.

7367. On a poll, votes may be cast either personally or by proxy.

7468. A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

75~~69~~. If a poll is duly demanded, the result of the poll shall be deemed to be the resolution of the meeting at which the poll is demanded.

76~~70~~. In the case of any equality of votes at a general meeting, whether on a show of hands, a count of votes received in the form of electronic records, or on a poll, the chairman of such general meeting shall not be entitled to a second or casting vote.

77~~71~~. Subject to the provisions of these Bye-Laws and to any special rights or restrictions as to voting for the time being attached to any shares, every Shareholder who is present in person or by proxy or proxies shall have one vote for every share of which he is the holder.

78~~72~~. In the case of joint holders of a share, the vote of the senior joint holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the joint holding.

79~~73~~. A Shareholder who is a patient for any purpose of any statute or applicable law relating to mental health or in respect of whom an order has been made by any Court having jurisdiction for the protection or management of the affairs of persons incapable of managing their own affairs may vote by his receiver, committee, curator bonis or other person in the nature of a receiver, committee or curator bonis appointed by such Court and such receiver, committee, curator bonis or other person may vote by proxy, and may otherwise act and be treated as such Shareholder for the purpose of general meetings.

80~~74~~. No Shareholder shall, unless the Board otherwise determines, be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

81~~75~~. If (i) any objection shall be raised to the qualification of any voter or (ii) any votes have been counted which ought not to have been counted or which might have been rejected or (iii) any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the general meeting and shall only vitiate the decision of the general meeting on any resolution if the chairman decides that the same may have affected the decision of the general meeting. The decision of the chairman on such matters shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

82~~76~~. A Shareholder may appoint one or more proxies to attend at a general meeting of the Company and to vote on his behalf and proxies appointed by a single Shareholder need not all exercise their vote in the same manner. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorized by him in writing or, if the appointor is a body corporate, either under its seal or under the hand of an officer, attorney or other person authorized to sign the same. Provided that for all purposes of these Bye-laws an instrument of proxy may with the sanction of the Board be in the form of an electronic record.

83~~77~~. Any Shareholder may appoint a standing proxy or (if a body corporate) representative by depositing at the Registered Office a proxy or (if a body corporate) an authorization and such proxy or authorization shall be valid for all general meetings and adjournments thereof or, resolutions in writing, as the case may be, until notice of revocation is received at the Registered Office which, if permitted by the Principal Act, may be in the form of an electronic record. Where a standing proxy or authorization exists, its operation shall be deemed to have been suspended at any general meeting or adjournment thereof at which the Shareholder is present or in respect of which the Shareholder has specially appointed a proxy or representative. The Board may from time to time require such evidence as it shall deem necessary as to the due execution and

continuing validity of any such standing proxy or authorization and the operation of any such standing proxy or authorization shall be deemed to be suspended until such time as the Board determines that it has received the requested evidence or other evidence satisfactory to it.

8478. Subject to Bye-Law 8377, the instrument appointing a proxy together with such other evidence as to its due execution as the Board may from time to time require, shall be delivered at the Registered Office which, if permitted by the Principal Act may be in the form of an electronic record, at the place of the general meeting, or at such place as may be specified in the notice conveningthe general meeting or in any notice of any adjournment, or, in either case, in any document sent therewith, prior to the holding of the general meeting or adjourned general meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequent to the date of a general meeting or adjourned general meeting, before the time appointed for the taking of the poll or, in the case of a written resolution, prior to the effective date of the written resolution and in default the instrument of proxy shall not be treated as valid.

8579. Instruments of proxy shall be in any common form or in such other form as the Board may approve and the Board may, if it thinks fit, send out with the notice of any general meeting or any written resolution, forms of instruments of proxy for use at that meeting or in connection with that written resolution. The instrument of proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a written resolution or amendment of a resolution put to the general meeting for which it is given as the proxy thinks fit. The instrument of proxy shall unless the contrary is stated therein be valid as well for any adjournment of thegeneral meeting as for the general meeting to which it relates.

8680. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the instrument of proxy or of the authority under which it was executed, provided that no intimation in writing of such death, insanity or revocation shall have been received by the Company at the Registered Office which, if permitted by the Principal Act may be in the form of an electronic record, the place of the meeting or such other place as may be specified for the delivery of instruments of proxy in the notice convening the meeting or other documents sent therewith before the commencement of the general meeting or adjourned general meeting, or the taking of the poll, at which the instrument of proxy is used.

8781. Subject to the Companies Acts, the Board may at its discretion waive any of the provisions of these Bye-Laws related to proxies or authorizations and, in particular, may accept such verbal or other assurances as it thinks fit as to the right of any person to attend and vote on behalf of any Shareholder at general meetings.

88. Notwithstanding any other provisions of these Bye-Laws, any Shareholder may appoint an irrevocable proxy by depositing at the Registered Office an irrevocable proxy and such irrevocable proxy shall be valid for all general meetings and adjournments thereof, or resolutions in writing, as the case may be, until terminated in accordance with its own terms, or until written notice of termination is received at the Registered Office signed by the proxy. The instrument creating the irrevocable proxy shall recite that it is constituted as such and shall confirm that it is granted with an interest. The operation of the irrevocable proxy shall not be suspended at any general meeting or adjournment thereof at which the Shareholder who has appointed such proxy is present and the Shareholder may not specially appoint another proxy to vote himself in respect of any shares which arethe subject of the irrevocable proxy.

APPOINTMENT AND REMOVAL OF DIRECTORS

8982. The number of Directors shall be such number not less than two as the Company by Ordinary Resolution may from time to time determine and each Director shall, subject to the Companies Acts and these Bye-Laws, hold office until the next annual general meeting following his election or until his successor is elected.

9083. The Company shall at the Annual General Meeting and may in a general meeting by Ordinary Resolution determine the minimum and the maximum number of Directors and may by Ordinary Resolution determine

that one or more vacancies in the Board shall be deemed casual vacancies for the purposes of these Bye-Laws. Without prejudice to the power of the Company in any general meeting in pursuance of any of the provisions of these Bye-Laws to appoint any person to be a Director, the Board, so long as a quorum of Directors remains in office, shall have power at any time and from time to time to appoint any individual to be a Director so as to fill a casual vacancy.

9184. The Company may in a Special General Meeting called for that purpose remove a Director provided notice of any such Special General Meeting shall be served upon the Director concerned not less than fourteen days before the Special General Meeting and he shall be entitled to be heard at that Special General Meeting. Any vacancy created by the removal of a Director at a Special General Meeting may be filled at the Special General Meeting by the election of another person as Director in his place or, in the absence of any such election, by the Board.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

9285. The office of a Director shall be vacated upon the happening of any of the following events:

(a) if he resigns his office by notice in writing delivered to the Registered Office or tendered at a meeting of the Board;

(b) if he becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that he shall be removed from office;

(c) if he becomes bankrupt or compounds with his creditors;

(d) if he is prohibited by law from being a Director; or

(e) if he ceases to be a Director by virtue of the Companies Acts or is removed from office pursuant to these Bye-Laws.

ALTERNATE DIRECTORS

9386. (a) The Company may by Ordinary Resolution elect a person or persons qualified to be Directors to act as Directors in the alternative to any of the Directors of the Company or may authorize the Board to appoint such Alternate Directors and a Director may appoint and remove his own Alternate Director. Any appointment or removal of an Alternate Director by a Director shall be effected by depositing a notice of appointment or removal with the Secretary at the Registered Office which, if permitted by the Principal Act may be in the form of an electronic record, signed by such Director, and such appointment or removal shall become effective on the date of receipt by the Secretary. Any Alternate Director may be removed by Ordinary Resolution of the Company and, if appointed by the Board, may be removed by the Board. Subject as aforesaid, the office of Alternate Director shall continue until the next annual election of Directors or, if earlier, the date on which the relevant Director ceases to be a Director. An Alternate Director may also be a Director in his own right and may act as alternate to more than one Director.

(b) A Director may at any time, by notice in writing signed by him delivered to the Registered Office of the Company or at a meeting of the Board, appoint any person (including another Director) to act as Alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director such appointment unless previously approved by the Board shall have effect only upon and subject to being so approved. The appointment of an Alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or if his appointor ceases to be a Director.

DIRECTORS' FEES AND ADDITIONAL REMUNERATION AND EXPENSES

94~~87~~. The amount, if any, of Directors' fees shall from time to time be determined by the Company by Ordinary Resolution and in the absence of a determination to the contrary in general meeting, such fees shall be deemed to accrue from day to day. Each Director may be paid his reasonable traveling, hotel and incidental expenses properly incurred in attending and returning from meetings of the Board or committees constituted pursuant to these Bye-Laws or general meetings and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a Director. Any Director who, by request, goes or resides abroad for any purposes of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

DIRECTORS' INTERESTS

95~~88~~. (a) A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine and may be paid such extra remuneration therefor (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and such extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Bye-Law.

(b) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(c) Subject to the provisions of the Companies Acts, a Director may notwithstanding his office be a party to or otherwise interested in any transaction or arrangement with the Company or in which the Company is otherwise interested and may be a director or other officer of, employed by, a party to any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is interested. The Board may also cause the voting power conferred by the shares in any other body corporate held or owned by the Company to be exercised in such manner in all respects as it thinks fit, including the exercise thereof in favor of any resolution appointing the Directors or any of them to be directors or officers of such other body corporate, or voting or providing for the payment of remuneration to the directors or officers of such other body corporate.

(d) So long as, where it is necessary, he declares the nature of his interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Companies Acts, a Director shall not by reason of his office be accountable to the Company for any benefit which he derives from any office or employment to which these Bye-Laws allow him to be appointed or from any transaction or arrangement in which these Bye-Laws allow him to be interested, and no such transaction or arrangement shall be liable to be avoided on the ground of any interest or benefit.

(e) Subject to the Companies Acts and any further disclosure required thereby, a general notice to the Directors by a Director or officer declaring that he is a director or officer or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be a sufficient declaration of interest in relation to any transaction or arrangement so made.

POWERS AND DUTIES OF THE BOARD

9689. Subject to the provisions of the Companies Acts and these Bye-Laws and to any directions given by the Company in general meeting, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. No alteration of these Bye-Laws and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given. To the extent permitted by the Companies Acts, the Board may agree that the Company shall not exercise, in whole or in part, any of the powers in the Companies Acts that are reserved to Shareholders. The powers given by this Bye-Law shall not be limited by any special power given to the Board by these Bye-Laws and a meeting of the Board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions of the Company for the time being vested in or exercisable by the Board.

9790. The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking property and assets (present and future) and uncalled capital of the Company and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any other persons.

9891. All checks, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for money paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine.

9992. The Board on behalf of the Company may provide benefits, whether by the payment of gratuities or pensions or otherwise, for any person including any Director or former Director who has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary or affiliate of the Company or a predecessor in the business of the Company or of any such subsidiary or affiliate, and to any member of his family or any person who is or was dependent on him, and may contribute to any fund and pay premiums for the purchase or provision of any such gratuity, pension or other benefit, or for the insurance of any such person in connection with the provision of pensions. The Board may also establish and maintain an Employees' Share Scheme approved by Ordinary Resolution and (if an Employees' Share Scheme so provides) contribute to any Employees' Share Scheme for the purchase by the Company or transfer, allotment or issue from the Company to trustees of shares in the Company, such shares to be held for the benefit of the employees (including Directors and officers) of the Company and, subject to the Companies Act, lend money to such trustees or employees to enable the purchase of such shares.

10093. The Board may from time to time appoint one or more of its body to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the Board may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration (if any, whether by way of salary, commission, participation in profits or otherwise) as the Board may determine, and either in addition to or in lieu of his remuneration as a Director.

DELEGATION OF THE BOARD'S POWERS

10194. The Board may by power of attorney appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Board, to be the attorney or attorneys of the Company for such purposes and with such power, authorities and discretions (not exceeding those vested in or exercisable by the Board under these Bye-Laws) and for such period and subject to such conditions as it may think fit, and any such power of attorney may contain such provisions for the protection and

convenience of persons dealing with any such attorney and of such attorney as the Board may think fit, and may also authorize any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him. The Board may revoke or vary any such delegation of power, but no person dealing in good faith with such delegate without notice of such revocation or variation shall be affected by such revocation or variation.

102~~95~~. The Board may entrust to and confer upon any Director or officer or, without prejudice to the provisions of Bye-Law 103~~97~~, other individual any of the powers exercisable by it upon such terms and conditions with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of its own powers, and may from time to time revoke or vary all or any of such powers but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

103~~96~~. The Board may delegate any of its powers, authorities or discretions to committees, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed upon it by the Board. The Board may revoke or vary any such delegation of its powers, authorities and discretions, but no person dealing in good faith and without notice of such revocation or variation shall be affected thereby.

PROCEEDINGS OF THE BOARD

104~~97~~. The Board may meet for the dispatch of business, adjourn and otherwise regulate its meetings as it thinks fit, provided that Board meetings are to be held outside Norway and the United Kingdom. Questions arising at any meeting shall be determined by a majority of votes cast. In the case of an equality of votes the motion shall be deemed to have been lost. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a Board meeting.

105~~98~~. Notice of a Board meeting shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent to him by post, cable, telex, telecopier or other mode of representing or reproducing words in a legible and non-transitory form at his last known address or any other address given by him to the Company for this purpose. A Director may waive notice of any meeting either prospectively or retrospectively.

106~~99~~. (a) The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Board present in person or by proxy, provided that a quorum shall not be present unless a majority of the Directors present are not resident in Norway. Any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.

(b) Subject to the provisions of Bye-Law 95~~89~~, a Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract, transaction or arrangement with the Company and has complied with the provisions of the Companies Acts and these Bye-Laws with regard to disclosure of his interest shall be entitled to vote in respect of any contract, transaction or arrangement in which he is so interested and if he shall do so his vote shall be counted, and he shall be taken into account in ascertaining whether a quorum is present.

107~~100~~. So long as a quorum of Directors remains in office, the continuing Directors may act notwithstanding any vacancy in the Board but, if no such quorum remains, the continuing Directors or a sole continuing Director may act only for the purpose of calling a general meeing.

108~~101~~. The Chairman (if any) of the Board or, in his absence, the President shall preside as chairman at every meeting of the Board. If there is no such Chairman or President, or if at any meeting neither the Chairman

nor the President is present within five minutes after the time appointed for holding the meeting, or if neither of them is willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

109~~102~~. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these Bye-Laws for regulating the meetings and proceedings of the Board so far as the same are applicable and are not superseded by any regulations imposed by the Board

110~~103~~. A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board or by all the members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the Board or, as the case may be, of such committee duly called and constituted. Such resolution may be contained in one document or in several documents in the like form each signed by one or more of the Directors or members of the committee concened.

111~~104~~. A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. A meeting of the Board or committee appointed by the Board held in the foregoing manner shall be deemed to take place at the place where the largest group of participating Directors or committee members has assembled or, if no such group exists, at the place where the chairman of the meeting participates. The Board or relevant committee shall use its best endeavours to ensure that any such meeting is not deemed to have been held in Norway, and the fact that one or more Directors may be present at such teleconference by virtue of his being physically in Norway shall not deem such meeting to have taken place in Norway.

112~~105~~. All acts done by the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorized by the Board or any committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualified or had vacated their office, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director, member of such committee or person so authorized.

OFFICERS

113~~106~~. ~~The officers of the Company shall include a President and a Vice-President who shall be Directors and shall be elected by the Board as soon as possible after the statutory meeting and each annual general meeting. In addition, the~~ The Board may appoint ~~one of the Directors to be Chairman of the Board and~~ any person whether or not he is a Director to hold such other office ~~(including any additional Vice-Presidencies)~~ as the Board may from time to time determine. Any person elected or appointed pursuant to this Bye-Law shall hold office for such period and upon such terms as the Board may determine and the Board may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for damages that such officer may have against the Company or the Company may have against such officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Companies Acts or these Bye-Laws, the powers and duties of the officers of the Company shall be such (if any) as are determined from time to time by the Board.

MINUTES

114~~107~~. The Directors shall cause minutes to be made and books kept for the purpose of recording:

(a) all appointments of officers made by the Directors;

(b) the names of the Directors and other persons (if any) present at each meeting of Directors and of any committee;

(c) all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of committees; and

(d) all proceedings of managers (if any).

SECRETARY AND RESIDENT REPRESENTATIVE

115~~108~~. The Secretary and Resident Representative shall be appointed by the Board at such remuneration (if any) and upon such terms as it may think fit and any Secretary and Resident Representative so appointed may be removed by the Board.

The duties of the Secretary and Resident Representative shall be those prescribed by the Companies Acts together with such other duties as shall from time to time be prescribed by the Board.

116~~109~~. A provision of the Companies Acts or these Bye-Laws requiring or authorizing a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

THE SEAL

117~~110~~. (a) The Seal of the Company shall be in such form as the Board may determine. The Board mayadopt one or more duplicate seals for use outside Bermuda.

(b) The Seal of the Company shall not be affixed to any instrument except attested by the signature of a Director and the Secretary or any two Directors, or any person appointed by the Board for that purpose, provided that any Director, Officer or Resident Representative, may affix the seal of the Company attested by such Director, Officer or Resident Representative's signature to any authenticated copies of these Bye-laws, the incorporating documents of the Company, the minutes of any meetings or any other documents required to be authenticated by such Director, Officer or Resident Representative.

DIVIDENDS AND OTHER PAYMENTS

118~~111~~. The Board may from time to time declare cash dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests including interim dividends as appear to the Board to be justified by the position of the Company. The Board may also pay any fixed cash dividend which is payable on any shares of the Company half yearly or on such other dates, whenever the position of the Company in the opinion of the Board, justifies such payment.

119~~112~~. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(a) all dividends or distributions out of contributed surplus may be declared and paid according to the amounts paid up on the shares in respect of which the dividend or distribution is paid and an amount paid up on a share in advance of calls may be treated for the purpose of this Bye-Law as paid-up on the share;

(b) dividends or distributions out of contributed surplus may be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend or distribution is paid.

120~~113~~. The Board may deduct from any dividend, distribution or other moneys payable to a Shareholder by the Company on or in respect of any share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

121~~114~~. No dividend, distribution or other moneys payable by the Company on or in respect of any share shall bear interest against the Company unless otherwise provided by the rights attached to such share.

122~~115~~. Any dividend distribution, interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent through the mail addressed to the holder at his address in the Register or, as the case may be, the Branch Register or, in the case of joint holders, addressed to the holder whose name stands first in the Register or, as the case may be, the Branch Register in respect of the shares at his registered address as appearing in the Register or, as the case may be, the Branch Register or addressed to such person at such address as the holder or joint holders may in writing direct. Every such check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register or, as the case may be, the Branch Register in respect of such shares, and shall be sent at his or their risk, and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other moneys payable or property distributable in respect of the shares held by such joint holders.

123~~116~~. Any dividend or proceeds of share repurchase or distribution out of contributed surplus unclaimed for a period of three years from the date of declaration of such dividend or proceeds of share repurchase or distribution shall be forfeited and shall revert to the Company, and the payment by the Board of any unclaimed dividend, distribution, interest or proceeds of share repurchase or other sum payable on or in respect of the share into a separate account shall not constitute the Company a trustee in respect thereof.

124~~117~~. The Board may direct payment or satisfaction of any dividend or distribution out of contributed surplus wholly or in part by the distribution of specific assets and, in particular, of paid up shares or debentures of any other body corporate, and where any difficulty arises in regard to such distribution or dividend the Board may settle it as it thinks expedient and, in particular, may authorize any person to sell and transfer any fractions or may ignore fractions altogether and may fix the value for distribution or dividend purposes of any such specific assets and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed in order to secure equality of distribution and may vest any such specific assets in trustees as may seem expedient to the Board.

RESERVES

125~~118~~. The Board may, before recommending or declaring any dividend or distribution out of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

CAPITALIZATION OF PROFITS

126~~119~~. The Company may, upon the recommendation of the Board, at any time and from time to time resolve by Ordinary Resolution to the effect that it is desirable to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any share premium account or any capital redemption reserve fund or to the credit of any contributed surplus account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto if distributed by way of dividend and in the same

proportions, provided that the same be not paid in cash but be applied either in or towards paying up amounts for the time being unpaid on any shares in the Company held by such Shareholders respectively or in payment up in full of unissued shares, debentures or other obligations of the Company, to be allotted, distributed and credited as fully paid among such Shareholders, or partly in one way or partly in the other, and the Board shall give effect to such resolution, provided that for the purpose of this Bye-Law, a share premium account and a capital redemption reserve fund may be applied only in paying up of unissued shares to be issued to such Shareholders credited as fully paid and provided further that any sum standing to the credit of a share premium account may only be applied in crediting as fully paid shares of the same class as that from which the relevant share premium was derived.

127~~120~~. Where any difficulty arises in regard to any distribution under the last preceding Bye-Law, the Board may settle the same as it thinks expedient and, in particular, may authorize any person to sell and transfer any fractions, may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so, or may ignore fractions altogether, and may determine that cash payments should be made to any Shareholders in order to adjust the rights of all parties, as may seem expedient to the Board. The Board may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Shareholders.

RECORD DATES

128~~121~~. Notwithstanding any other provision of these Bye-Laws the Directors may fix any date as the record date for:

(a) determining the Members entitled to receive any dividend or other distribution and such record date may be on, or not more than 30 days before or after, any date on which such dividend or distribution is declared;

(b) determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

ACCOUNTING RECORDS - INFORMATION

129~~122~~. The Board shall cause to be kept accounting records sufficient to give a fair presentation in all material respects of the state of the Company's affairs and to show and explain its transactions in accordance with the Companies Acts.

130~~123~~. The records of account shall be kept at the Registered Office or at such other place or places as the Board thinks fit and shall at all times be open to inspection by the Directors; PROVIDED that if the records of account are kept at some place outside Bermuda, there shall be kept at an office of the Company in Bermuda such records as will enable the Directors to ascertain with reasonable accuracy the financial position of the Company at the end of each three-month period. No Shareholder (other than an officer of the Company) shall have any right to inspect any accounting record or book or document of the Company except as required by any Listing Exchange, by law, by regulations or as authorized by the Board or by Ordinary Resolution.

131~~124~~. A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the auditor's report, shall be sent to each person entitled thereto by sending it through the mail (by airmail where applicable) in a prepaid letter addressed to such Shareholder at his address as appearing in the Register or by delivering it to or leaving it at such registered address or by sending it by way of an electronic e-mail in accordance with the Electronic Transactions Act at the email address for such Shareholder as he shall have provided for this purpose for registration in the Register in accordance with the

requirements of the Companies Acts. The requirements of these Bye-laws shall be met by the publication of the relevant document as an electronic record on a website designated for the purpose by the Company.

132~~125~~. The Company shall, at the request of any Shareholder requesting the same, provide a brief statement of the nature of the Company's business and the products and services it offers to such Shareholder in a timely fashion.

AUDIT

133~~126~~. Save and to the extent that an audit is waived in the manner permitted by the Companies Acts, auditors shal be appointed and their duties regulated in accordance with the Companies Acts, any other applicable law and such requirements not inconsistent with the Companies Acts as the Board may from time to time determine, save that the fees of the auditor shall be determined by Ordinary Resolution.

SERVICE OF NOTICES AND OTHER DOCUMENTS

134~~127~~. Any notice or other document (including a share certificate) shall be in writing (except where otherwise expressly stated) and may be served on or delivered to any Shareholder by the Company either personally or by sending it through the mail (by airmail where applicable) in a prepaid letter addressed to such Shareholder at his address as appearing in the Register or by delivering it to or leaving it at such registered address or by sending it by way of an electronic e-mail in accordance with the Electronic Transactions Act at the email address for such Shareholder as he shall have provided for this purpose for registration in the Register. In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders. Any notice or other document if sent by mail shall be deemed tohave been served or delivered two Business Days after it was put in the mail; and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the mail. Any notice or document delivered in electronic record form shall be deemed to be served on delivery twenty-four hours after its dispatch and in proving service of delivery it shall be sufficient to prove that the notice or document was sent to the electronic mail address as appearing in the Register.

135~~128~~. Any notice of a general meeting of the Company shall be deemed to be duly given to a Shareholder if it is sent to him by telecopier, electronic mail or other mode of representing or reproducing words in a legible and non-transitory form at his postal or electronic address as appearing in the Register or any other address given by him to the Company for this purpose. The Shareholders are obliged to keep the Company advised of any change of postal address and e-mail address for service of notice and other documents.

135A. Notwithstanding any other provisions of these Bye-Laws:

(a) where there is a requirement under the Companies Acts or these Bye-Laws that the Company provide a document to a person, or for the document to accompany another document, the requirement may be met by the delivery, or deemed delivery, of an Electronic Record of the document in accordance with this Bye-Law;

(b) for the purposes of this Bye-Law, "to provide" includes to send, forward, give, deliver, submit, file, deposit, furnish, issue, leave at, serve, circulate, lay, make available or lodge;

(c) an Electronic Record of a document may be delivered to a person by communicating it by electronic means to the person at the address or number that has been notified by the person for the purposes of communication by electronic means;

(d) an Electronic Record of a document is deemed to have been delivered to a person if it is published on a website and:

(i) the person to whom the document is provided has agreed to have documents of that type provided by way of accessing them on a website instead of them being provided by other means;

(ii) the document is a document of the type to which the agreement applies; and

(iii) the person is notified in accordance with the agreement of the publication of a document on the website, the address of the website, the place on the website where the document may be found, and how the document must be published on the website throughout the whole of the period.

(e) Nothing in the foregoing shall invalidate the deemed delivery of an electronic copy of a document if:

(i) the document is published for a least part of a period; and

(ii) the failure to publish it throughout the whole of the period is wholly attributable to circumstances that the Company could not reasonably have been expected to prevent or avoid.

136~~129~~. Any notice or other document delivered, sent or given to a Shareholder in any manner permitted by these Bye-Laws shall, notwithstanding that such Shareholder is then dead or bankrupt or that any other event has occurred, and whether or not the Company has received notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Shareholder as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery shall for all purposes be deemed as sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

WINDING UP

137~~130~~. If the Company shall be wound up, the liquidator may, with the sanction of an Extraordinary Resolution and any other sanction required by the Companies Acts, divide among the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributors as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

138~~131~~. No Director, Alternate Director, Officer, member of a committee authorized under Bye-Law 103, Resident Representative of the Company or their respective heirs, executors or administrators shall be liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in the formation of the Company, or for any loss or expense incurred by the Company through the insufficiency or deficiency of title to any property acquired by the Company, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part,

or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to the Company or otherwise in relation thereto. ~~Subject~~

139. Every Director, Alternate Director, Officer, member of a committee constituted under Bye-Law 103, Resident Representative of the Company or their respective heirs, executors or administrators shall be indemnified and held harmless out of the funds of the Company to the fullest extent permitted by Bermuda law against all liabilities loss damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, Alternate Director, Officer, committee member or Resident Representative and the indemnity contained in this Bye-Law shall extend to any person acting as such Director, Alternate Director, Officer, committee member or Resident Representative in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election.

140. Every Director, Alternate Director, Officer, member of a committee constituted under Bye-Law 103, Resident Representative of the Company and their respective heirs, executors or administrators shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Director, Alternate Director, Officer, member of a committee constituted under Bye-Law 103, Resident Representative in defending any proceedings, whether civil or criminal, in which judgment is given in his favour, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.

141. To the extent that any Director, Alternate Director, Officer, member of a committee constituted under Bye-Law 103, Resident Representative of the Company or any of their respective heirs, executors or administrators is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relative indemnity to take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge.

142. The Board may arrange for the Company to be insured in respect of all or any part of its liability under the provisions of these Bye-Laws and may also purchase and maintain insurance for the benefit of any Directors, Alternate Directors, Officers, person or member of a committee authorized under Bye-Law 103, employees or Resident Representatives of the Company in respect of any liability that may be incurred by them or any of them howsoever arising in connection with their respective duties or supposed duties to the Company. This Bye-Law shall not be construed as limiting the powers of the Board to effect such other insurance on behalf of the Company as it may deem appropriate.

143. Notwithstanding anything contained in the Principal Act, the Company may advance moneys to an Officer or Director for the costs, charges and expenses incurred by the Officer or Director in defending any civil or criminal proceedings against them on the condition that the Director or Officer shall repay the advance if any allegation of fraud or dishonesty is proved against them.

144. Each Shareholder agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director, Alternate Director, Officer of the Company, person or member of a committee authorized under Bye-Law 103, Resident Representative of the Company or any of their respective heirs, executors or administrators on account of any action taken by any such person, or the failure of any such person to take any action in the performance of his duties, or supposed duties, to the Company or otherwise in relation thereto.

145. The restrictions on liability, indemnities and waivers provided for in Bye-Laws 138 to 145 inclusive shall not extend to any matter which would render the same void pursuant to the Companies Acts.

146. The restrictions on liability, indemnities and waivers contained in Bye-Laws 138 to 145 inclusive shall be in addition to any rights which any person concerned may otherwise be entitled by contract or as a matter of applicable Bermuda law.

~~Subject to the proviso below every person who is or was a Director, officer of the Company or member of a committee constituted under Bye-Law 96 (the "**Company Indemnitee**") or who is or was a director or officer of any of the Company's subsidiaries ("**Subsidiary Indemnitee**") shall be indemnified out of the funds of the Company against all civil liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such Director, officer of the Company or committee member, or as a director or officer of any of the Company's subsidiaries and the indemnity contained in this Bye-Law shall extend to any person acting as a Director, officer of the Company or committee member, or as a director or officer of any of the Company's subsidiaries in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election PROVIDED ALWAYS that the indemnity contained in this Bye-Law shall not extend to any matter which would render it void pursuant to the Companies Acts.~~

~~132. Every Company Indemnitee or Subsidiary Indemnitee shall be indemnified out of the funds of the Company against all liabilities incurred by him as such Company Indemnitee or Subsidiary Indemnitee in defending any proceedings, whether civil or criminal, in which judgment is given in his favor, or in which he is acquitted, or in connection with any application under the Companies Acts in which relief from liability is granted to him by the court.~~

~~133. To the extent that any Company Indemnitee or Subsidiary Indemnitee is entitled to claim an indemnity pursuant to these Bye-Laws in respect of amounts paid or discharged by him, the relevant indemnity shall take effect as an obligation of the Company to reimburse the person making such payment or effecting such discharge. The expenses incurred by the Company Indemnitee or Subsidiary Indemnitee pursuant to Bye-Laws 130 and 131 in any threatened or pending legal suits or proceedings shall be paid by the Company in advance upon the written request of the Company Indemnitee or Subsidiary Indemnitee upon proper documentation of such costs having been incurred. The same indemnity applies to expenses incurred in any proceedings where such Company Indemnitee or Subsidiary Indemnitee is a party or threatened to be made a party to any legal suits or proceedings by or in the rights of the Company or any of the Company's subsidiaries to procure a judgment in its favor by reason of the fact that the Company Indemnitee or Subsidiary Indemnitee is or was such Company Indemnitee or Subsidiary Indemnitee. Provided, however, that the Company Indemnitee or Subsidiary Indemnitee shall undertake to repay such amount to the extent that it is ultimately determined that the Company Indemnitee or Subsidiary Indemnitee is not entitled to indemnification.~~

~~134. Subject to the Companies Acts, the Company may purchase and maintain for any Company Indemnitee or Subsidiary Indemnitee, insurance against any liability arising in connection with his office with the Company or any of the Company's subsidiaries.~~

ALTERATION OF BYE-LAWS

147~~135~~. These Bye-Laws may be amended from time to time in the manner provided for in the Companies Acts, provided that any such amendment shall only become operative to the extent that it has been confirmed by Ordinary Resolution.

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
22	October 1, 2007	Press Release - 2007 Annual General Meeting

GOGL - 2007 Annual General Meeting

Press release from Golden Ocean Group Ltd. 01.10.2007

Golden Ocean Group Limited (the "Company") advises that the 2007 Annual General Meeting of the Company was held on September 28, 2007 at 10:30 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda. The following resolutions were passed:

1) To re-elect John Fredriksen as a Director of the Company.

2) To re-elect Tor Olav Trøim as a Director of the Company.

3) To re-elect Kate Blankenship as a Director of the Company.

4) To re-elect Hans Christian Børresen as a Director of the Company.

5) To appoint Moore Stephens as auditors and to authorise the Directors to determine their remuneration.

6) To approve amendments to the Company's Bye-laws in order to ensure conformity with recent revisions to the Bermuda Companies Act 1981, as amended.

7) That the remuneration payable to the Company's Board of Directors of a total amount of fees not to exceed US$300,000 be approved for the year ended December 31, 2007.

In addition, the audited consolidated financial statements for the Company for the year ended December 31, 2006 were presented to the Meeting.

Hamilton, Bermuda
October 1, 2007


RECEIVED
2008 OCT -1 A 7:23

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
23	October 1, 2007	Press Release - Sale of Vessel

GOGL - Sale of vessel

Press release from Golden Ocean Group Ltd. 01.10.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") has agreed to sell one of the Company's Capesize newbuildings for net sale proceeds of $145 million. Delivery to the buyers is expected to take place in May 2008.

The transaction will give a positive result of approximately $70 million.

This sale does not represent a change in strategy for the Company but is an opportunistic market sale which should be seen up against the Company's expansive newbuilding program. The newbuilding program currently involves 11 Capesize vessels and 12 Ice strengthen Panamax vessels which will be delivered between 2008 and early parts of 2010.

October 1, 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53



GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
24	October 25, 2007	Press Release - Sale of vessels

GOGL - SALE OF VESSELS

Press release from Golden Ocean Group Ltd. 25.10.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") has agreed to get released from the bare boat agreements for the two 1994 built Panamax vessels "M/V Golden Jade" and "M/V Golden Jasmine" against purchasing the vessels for $14.5 million per vessel.

Simultaneously the Company has agreed to sell the two vessels for net sale proceeds of $124.1 million in total. Delivery to the buyers is expected to take place in May 2008.

This transaction will give a positive addition to net income of approximately $77.9 million, and is estimated to release approximately $88 million in additional liquidity. In August 2006 the Company paid $38 million to take over the bareboat agreements for the five Panamax vessels under the deal with Clipper Bulk Shipping Ltd. Four out of these vessels are now sold and the Company does still keep one remaining 1994 built vessel. The company will continue to pay $5,600 in bare boat hire for this vessel until June 2011 when the Company has an option to buy the vessels in accordance with the original agreement.

This sale does not represent a change in strategy, but is rather showing the Company's ability to make profitable asset play and secure historic high earnings on portion of its fleet going forward. The sale of Golden Jade and Golden Jasmine should be seen up against the sizeable new building commitments Golden Ocean has taken on during the last year. From such point of view the deal constitutes a natural renewal and increased focus on high quality modern tonnage.

October 25, 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
25	October 29, 2007	Press Release - Acquisition of 8 Kamsarmax Newbuilding Contracts

GOGL - Acquisition of 8 Kamsarmax Newbuilding Contracts

Press release from Golden Ocean Group Ltd. 29.10.2007

Golden Ocean Group Limited ("Golden Ocean" or "the Company") is pleased to advise that the Company has acquired eight newbuilding contracts at Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China.

The vessels of 80.000 dwt will be delivered quarterly from September 2009.

The delivered cost for the eight vessels is estimated to be about $410 million in total.

Golden Ocean has already ordered five capesize bulkers at Jinhaiwan. The experience gained so far indicates that this yard is likely to become one of the leading yards in China going forward.

The competitive price on these contracts will secure Golden Ocean continued growth through investments in assets which have a reasonable low cash break even basis.

The signing of the eight newbuilding contracts will further modernize the Golden Ocean fleet and is financially balanced through the recent sale of the four 1990- and 1994 built Panamaxes and the Company's solid charter back log.

Given the firm prices for newbuildings in today's market, the Board of Golden Ocean anticipates that the new signed deals with attractive contract prices and the good delivery positions will create additional value for the shareholders in Golden Ocean on a short and long term basis.

Hamilton, Bermuda
October 29, 2007

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53


RECEIVED
2008 OCT -1 A

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
26	November 7, 2007	Press Release - Invitation to presentation of Q3 2007 Results

GOGL - INVITATION TO PRESENTATION OF Q3 2007 RESULTS

Press release from Golden Ocean Group Ltd. 07.11.2007

Golden Ocean`s Third Quarter 2007 Results will be released on Wednesday November 14, 2007. In connection with this a presentation will be held as described below:

Presentation
A presentation of Golden Ocean`s Third Quarter 2007 Results will take place in Oslo at Stranden 21 (DnB NOR building at Aker Brygge) in the Auditorium on second floor on Wednesday November 14, 2007 at 08:30 A.M. If you wish to attend please confirm to our Reception at +47 22 01 73 40.

Oslo, November 7, 2007

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
27	November 9, 2007	Press Release - Sale of vessels

GOGL - Sale of vessels

Press release from Golden Ocean Group Ltd. 09.11.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") has agreed to sell the six panamax newbuildings contracted in March 2007 at Pipavav in India. The vessels are sold for net sale proceeds of $352.8 million, and delivery to the buyers is expected to take place between March 2009 and July 2010.

Golden Ocean will initially receive $70.6 million of the purchase price. Golden Ocean will have the responsibility to finance the construction of the vessels with up to $174 million, before the remaining part of the sales proceeds of $282.2 will be paid at the delivery of the vessels.

The transaction will give a positive result of approximately $127 million, and this will be recorded at delivery of the vessels.

Golden Ocean's CEO Herman Billung says in a comment: "This transaction illustrates our Company's dynamic approach to the market. We are always looking for opportunities to increase values to our shareholders on short as well as long term basis."

November 9, 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53



GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
28	November 14, 2007	Press Release - Interim Results for the Quarter Ended September 30, 2007

GOGL - INTERIM RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007

Press release from Golden Ocean Group Ltd. 14.11.2007

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $52.9 million and earnings per share of $0.20 for the third quarter of 2007. This compares with net income and earnings per share of $25.6 million and $0.09 respectively for the second quarter of 2007. Total operating revenues for the third quarter were $181.2 million, total operating expenses were $135.5 million and net other expenses were $15.6 million.

Due to the continued strong freight market during the quarter and the gain on sale of two vessels the Company increased net operating income to $68.5 million compared to $44.1 million in the second quarter.

Cash and cash equivalents increased by $52.5 million during the quarter. The Company generated cash from operating activities of $52.8 million and had a net negative cash generation from financing activities of $8.0 million and received a net of $7.7 million from investing activities. The latter amount includes part payments on newbuilding instalments of $54.6 million and proceeds from sale of assets of $62.3 million. During the third quarter the Company repaid $39.2 million in debt and borrowed an additional $74.2 million.

Golden Ocean reports net income and earnings per share of $103.8 million and $0.38 for the first nine months of 2007. Total operating revenues were $427.1 million, total operating expenses were $325.9 million and net other expense was $40.5 million.

On November 14, 2007 the Board has declared a dividend of $0.50 per share. The record date for the dividend is December 3, 2007 ex. dividend date is November 28, 2007 and the dividend will be paid on or about December 12, 2007.

At September 30, 2007 the total number of shares outstanding in Golden Ocean was 271,377,607 of $0.10 par value each.

Corporate and Finance

In July 2007, the Company exercised its option for two additional ice class Panamax vessels at Pipavav Shipyard in India. The vessels of 75,000 dwt will be delivered during the first half of 2010. The agreed purchase price is $36 million per vessel.

In August 2007, the Company agreed to sell the vessel "M/V Shinyo Brilliance". The vessel is a Panamax bulker and is one of the long term time charter vessels previously acquired from Louis Dreyfus with an option to purchase attached to the time charter. The vessel will be delivered to the Buyers within the end of December 2007 and the agreed purchase price is $72 million net. The strike price for the option is $20 million net and the transaction will thereby generate approximately $52 million in cash liquidity.

In August 2007, the Company acquired one additional newbuilding contract at Zhoushan Jinhaiwan Shipyard in China. The vessel of 176,000 dwt will be delivered in September 2010 and the agreed purchase price is $79 million.

In October 2007, the Company agreed to sell one of its Capesize newbuildings for net sale proceeds of $145 million. Delivery to the buyers is expected to take place in May 2008. This transaction will give a gain of approximately $70 million.

In October 2007, the Company agreed to an arrangement to terminate the bare boat agreements for the two 1994 built Panamax vessels "M/V Golden Jade" and "M/V Golden Jasmine" against purchasing the vessels for $14.5 million per vessel. Simultaneously the Company agreed to sell the two vessels for net sale proceeds of $124.1 million in total. Delivery to the buyers is expected to take place in May 2008. This transaction will give a positive addition to net income of approximately $77.9 million, and is estimated to release approximately $88 million in additional liquidity.

In October 2007, the Company acquired eight newbuilding contracts at Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China. The vessels of 80.000 dwt will be delivered quarterly from September 2009. The delivered cost for the eight vessels is approximately $410 million in total.

In November 2007, the Company agreed to sell the six Panamax newbuildings contracted in March 2007 at Pipavav Shipyard in India. The vessels are sold for net sale proceeds of $352.8 million, and delivery to the buyers is expected to take place between March 2009 and July 2010. The transaction will give a gain of approximately $127 million, and this will be recorded at delivery of the vessels.

The full report is available in the enclosed attachment.

November 14, 2007
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53
Q3 2007 Results


GOLDEN
OCEAN

Golden Ocean Group Limited

Interim Report September 2007

Third Quarter and Nine Month Results.

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $52.9 million and earnings per share of $0.20 for the third quarter of 2007. This compares with net income and earnings per share of $25.6 million and $0.09 respectively for the second quarter of 2007. Total operating revenues for the third quarter were $181.2 million, total operating expenses were $135.5 million and net other expenses were $15.6 million.

Due to the continued strong freight market during the quarter and the gain on sale of two vessels the Company increased net operating income to $68.5 million compared to $44.1 million in the second quarter.

Cash and cash equivalents increased by $52.5 million during the quarter. The Company generated cash from operating activities of $52.8 million and had a net negative cash generation from financing activities of $8.0 million and received a net of $7.7 million from investing activities. The latter amount includes part payments on newbuilding instalments of $54.6 million and proceeds from sale of assets of $62.3 million. During the third quarter the Company repaid $39.2 million in debt and borrowed an additional $74.2 million.

Golden Ocean reports net income and earnings per share of $103.8 million and $0.38 for the first nine months of 2007. Total operating revenues were $427.1 million, total operating expenses were $325.9 million and net other expense was $40.5 million.

On November 14, 2007 the Board has declared a dividend of $0.50 per share. The record date for the dividend is December 3, 2007 ex. dividend date is November 28, 2007 and the dividend will be paid on or about December 12, 2007.

At September 30, 2007 the total number of shares outstanding in Golden Ocean was 271,377,607 of $0.10 par value each.

Corporate and Finance

In July 2007, the Company exercised its option for two additional ice class Panamax vessels at Pipavav Shipyard in India. The vessels of 75,000 dwt will be delivered during the first half of 2010. The agreed purchase price is $36 million per vessel.

In August 2007, the Company agreed to sell the vessel "M/V Shinyo Brilliance". The vessel is a Panamax bulker and is one of the long term time charter vessels previously acquired from Louis Dreyfus with an option to purchase attached to the time charter. The vessel will be delivered to the Buyers within the end of December 2007 and the agreed purchase price is $72 million net.
The strike price for the option is $20 million net and the transaction will thereby generate approximately $52 million in cash liquidity.

In August 2007, the Company acquired one additional newbuilding contract at Zhoushan Jinhaiwan Shipyard in China. The vessel of 176,000 dwt will be delivered in September 2010 and the agreed purchase price is $79 million.

In October 2007, the Company agreed to sell one of its Capesize newbuildings for net sale proceeds of $145 million. Delivery to the buyers is expected to take place in May 2008. This transaction will give a gain of approximately $70 million.

In October 2007, the Company agreed to an arrangement to terminate the bare boat agreements for the two 1994 built Panamax vessels "M/V Golden Jade" and "M/V Golden Jasmine" against purchasing the vessels for $14.5 million per vessel. Simultaneously the Company agreed to sell the two vessels for net sale proceeds of $124.1 million in total. Delivery to the buyers is expected to take place in May 2008. This transaction will give a positive addition to net income of approximately $77.9 million, and is estimated to release approximately $88 million in additional liquidity.

In October 2007, the Company acquired eight newbuilding contracts at Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China. The vessels of 80.000 dwt will be delivered quarterly from September 2009. The delivered cost for the eight vessels is approximately $410 million in total.

In November 2007, the Company agreed to sell the six Panamax newbuildings contracted in March 2007 at Pipavav Shipyard in India. The vessels are sold for net sale proceeds of $352.8 million, and delivery to the buyers is expected to take place between March 2009 and July 2010. The transaction will give a gain of approximately $127 million, and this will be recorded at delivery of the vessels.

The Market

During the third quarter of 2007, new all time highs were set both when it comes to the freight market as well as the asset values. In spite of slightly lower congestion in ports, the underlying demand for dry bulk transportation outstripped the supply of new tonnage. We believe that increased sailing distances for both iron ore and coal in combination with higher volumes of all the major dry bulk commodities resulted in historic high utilisation. As a consequence we believe that the overall demand for dry bulk tonnage grew by 14 percent during the first nine months of 2007.

The Capesize market averaged at $117,000 per day in the third quarter of 2007 against $98,000 per day for the second quarter of 2007. The corresponding numbers for Panamax were $62,000 per day for the third quarter of 2007 against $46,000 per day for the second quarter of 2007.

The total dry bulk fleet had a net fleet growth of 5.2 million dwt which corresponds to 1.4 percent growth compared to the previous quarter. Annual net fleet growth (Q3 2007/Q3 2006) was 6.5 percent, which is somewhat lower than consensus forecast. In total 13 Capesize vessels, 6 Post Panamax vessels and 13 Panamax vessels were delivered during the third quarter of 2007.

Second hand values rose significantly during the third quarter. The price hike was well supported by strong long term time charter fixtures. The value of a five year old Panamax rose to about $78 million and a similarly aged Capesize rose to about $130 million, which represents a rise of more than 30 percent for Panamax vessels and 25 percent for Capesize vessels compared to the second quarter of 2007.

Newbuilding contracts were signed at higher levels during third quarter, and we expect a Panamax contract in the third quarter of 2007 to be priced at $46 million and a Capesize contract to be priced at $92 million.

Outlook and strategy

During the last months the Forward Freight Market (FFA) for both 2008 and 2009 has made significant gains. 2008 is now priced at $140.000 per day for Capesize vessels and $75.000 per day for panamax vessels while similar values for 2009 are $94.000 per day and $51.000 per day respectively.

We are of the opinion that the physical spot market will remain strong over the next two years for the following reasons:

- Global coal trade has been a positive surprise and we expect that the tonnes miles effect will improve considerably going forward. With increased Chinese imports and limited export capacity in neighbouring countries sailing distances for this commodity will have to grow.
- The international steel industry will continue to perform well and China accounting for more than 40 percent of global steel consumption will have to increase iron ore imports by 50 million mt per annum for both 2008 and 2009.
- Supply of tonnage will grow with more or less the same level in 2008 as this year and at a somewhat higher pace in 2009.

After the recent sales of the vessels Golden Jade and Golden Jasmine, the Company has a spot exposure of 50 percent in 2008, and given the positive market outlook Golden Ocean intends to keep the exposure at these levels until further notice.

During the last couple of months the Company has visualised the added values in its newbuilding program by selling of some if its newbuildings. At the same time Golden Ocean has been able to secure new contracts at attractive levels. This illustrates the Company's dynamic approach to the market with the aim to increase values to shareholders on short as well as long term basis.

The Company has a chartering backlog of about $525 million and has sold assets for $783 million which will be delivered to their new owners in the period 2008 – 2010.

The result in the fourth quarter of 2007 is likely to show material improvement compared to the third quarter of 2007. This puts the company in a strong financial position both to grow the business and increase the dividend capacity to shareholders.

November 14, 2007
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED THIRD QUARTER REPORT (UNAUDITED)

Golden Ocean Group Limited
Unaudited Consolidated Statement of Operations
(in thousand's of $)

2006 Jul - Sep	2007 Jul - Sep		2007 Jan - Sep	2006 Jan - Sep	2006 Jan – Dec
		Operating revenues			
68,344	180,882	Time charter and voyage revenues	426,869	179,058	267,099
122	299	Other income	240	1,385	3,228
68,466	181,181	Total operating revenues	427,109	180,444	270,327
297	22,902	Gain (loss) from sale of assets	43,072	4,117	4,108
		Operating expenses			
11,642	22,954	Voyage expenses and commission	53,610	33,323	47,575
2,553	5,900	Ship operating expenses	19,380	5,083	11,374
37,222	99,716	Charter hire expenses	232,576	90,045	144,152
1,899	2,902	Administrative expenses	7,062	5,033	7,259
2,614	4,075	Depreciation	13,293	6,283	10,145
55,930	135,547	Total operating expenses	325,921	139,767	220,505
12,833	68,536	Net operating income	144,260	44,794	53,930
		Other income/(expenses)			
407	919	Interest income	2,210	698	1,100
(4,341)	(4,944)	Interest expense	(15,635)	(12,212)	(17,098)
2,103	(30)	Gain on sale of marketable securities	1,718	2,103	3,261
4,290	(11,167)	Gain from freight future contracts	(27,805)	4,490	4,369
522	(395)	Other financial items	(985)	582	124
(477)	-	Loss on lease	-	(1,983)	(1,983)
-	-	Impairment loss	-	(8,000)	(8,000)
2,504	(15,617)	Net other income/(expenses)	(40,497)	(14,322)	(18,227)
		Taxation	-		(51)
15,337	52,919	Net income	103,763	30,472	35,652
$0.04	$0.20	Basic earnings per share	$0.38	$0.12	$0.14
$0.04	$0.19	Fully diluted earnings per share	$0.37	$0.11	$0.13

Golden Ocean Group Limited
Unaudited Consolidated Balance Sheet

(in thousand's of $)	2007 Sep 30	2006 Sep 30	2006 Dec 31
ASSETS			
Current			
Cash and cash equivalents	119,543	12,794	32,271
Restricted cash	8,500	14,500	8,500
Other current assets	135,620	39,568	58,022
Total current assets	263,663	66,862	98,793
Long-term			
Non-current assets available for sale	-	-	-
Vessels and equipment, net	72,129	126,225	155,047
Vessels under finance lease	261,514	203,099	223,382
Vessel purchase options	-	28,832	28,832
Newbuildings	291,453	14,142	14,355
Investment in future net income	25,482	33,611	30,795
Deferred charges and other long-term assets	2,211	948	1,011
Total assets	916,452	473,719	552,215
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term and current portion of long term debt	131,104	48,579	50,473
Other current liabilities	194,433	33,786	74,694
Total current liabilities	325,537	82,365	125,167
Long term			
Long term debt	237,602	133,175	159,462
Finance lease obligation	149,851	126,672	130,460
Stockholders' equity	203,462	131,507	137,126
Total liabilities and stockholders' equity	916,452	473,719	552,215

Golden Ocean Group Limited
Unaudited Consolidated Statement of Cashflow
(in thousand's of $)

2006 Jul-Sep	2007 Jul-Sep		2007 Jan-Sep	2006 Jan-Sep	2006 Jan-Dec
		OPERATING ACTIVITIES			
15,337	52,919	Net income	103,763	30,472	35,653
		Adjustments to reconcile net income to net cash provided by operating activities:			
3,574	1,482	Amortisation of investment in future net income	5,313	11,400	14,216
2,285	4,398	Depreciation and amortisation	14,019	6,460	10,395
(2,400)	(22,872)	Gain on sale of assets	(44,790)	(6,220)	(7,369)
988	587	Other	1,440	11,003	11,028
		Net change in:			
(5,642)	16,254	Operating assets and liabilities	32,821	(8,737)	4,802
14,142	52,768	Net cash provided by operating activities	112,566	44,378	
		INVESTING ACTIVITIES			
(21,514)	(54,593)	Purchase of fixed assets	(277,127)	(51,045)	(78,955)
(22,800)	-	Acquisition of business assets	-	(22,800)	(38,006)
31,571	62,326	Proceeds from the sale of vessel	161,897	31,571	31,571
-	-	Proceeds from the sale of investment in subsidiary	-	51,950	51,950
(11,202)	(8,398)	Purchase of short term investments	(19,376)	(15,812)	(18,457)
11,588	8,368	Sale of short term investments	21,992	11,588	21,718
(12,357)	7,703	Net cash provided by investing activities	(112,614)	5,452	(30,179)
		FINANCING ACTIVITIES			
(118)	(713)	Payment of debt financing charges	(1,622)	(183)	(313)
(1,861)	(26,528)	Repayment of finance lease obligation	(33,334)	(4,633)	(7,923)
(16,695)	(39,188)	Repayment of short and long term debt	(168,745)	(80,386)	(95,906)
5,000	74,240	Proceeds from short and long term debt	328,548	26,000	69,701
	(15,817)	Payment of dividends/Options	(37,527)		-
20,182	-	Proceeds from issue of shares	-	20,182	20,182
(4,000)	-	Reclassified as restricted cash		(14,500)	(8,500)
2,508	(8,006)	Net cash provided by (used in) financing activities	87,320	(53,520)	(22,759)
4,293	52,465	Net increase (decrease) in cash and cash equivalents	87,272	(3,690)	15,787
8,501	67,078	Cash and cash equivalents at start of period	32,271	16,484	16,484
12,794	119,543	Cash and cash equivalents at end of period	119,543	12,794	32,271

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
29	November 14, 2007	Press Release - Q3 2007 Presentation

GOGL - Q3 2007 Presentation

Press release from Golden Ocean Group Ltd. 14.11.2007

Please find enclosed the presentation of the Preliminary Third Quarter 2007 Results, held in the morning on Wednesday November 14, 2007.

Oslo November 14, 2007

Q3 2007 Presentation

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

FORM ADV

Uniform Application for Investment Adviser Registration

Part II - Page 1

Name of Investment Adviser: C.N.M. Management, L.L.C.				
Address: (Number and Street) 571 Timberline Trail	(City) Mayfield Village	(State) Ohio	(Zip Code) 44143	Area Code: Telephone number: (440) 646-2526

This part of Form ADV gives information about the investment adviser and its business for the use of clients. The information has not been approved or verified by any governmental authority.

Table of Contents

(Schedules A, B, C, D, and E are included with Part I of this Form, for the use of regulatory bodies, and are not distributed to clients.)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. A. **Advisory Services and Fees.** (check the applicable boxes)

For each type of service provided, state the approximate % of total advisory billings from that service. (See instructions below.)

Applicant:

			%
☒	(1)	Provides investment supervisory services	100 %
☐	(2)	Manages investment advisory accounts not involving investment supervisory services	%
☐	(3)	Furnishes investment advice through consultations not included in either service described above	%
☐	(4)	Issues periodicals about securities by subscription	%
☐	(5)	Issues special reports about securities not included in any service described above	%
☐	(6)	Issues, not as part of any service described above, any charts, graphs, formulas, or other devices which clients	%
		may use to evaluate securities	%
☐	(7)	On more than an occasional basis, furnishes advice to clients on matters not involving securities	%
☐	(8)	Provides a timing service	%
☐	(9)	Furnishes advice about securities in any manner not described above	%

(Percentages should be based on applicant's last fiscal year. If applicant has not completed its first fiscal year, provide estimates of advisory billings for that year and state that the percentages are estimates.)

B. Does applicant call any of the services it checked above financial planning or some similar term? Yes ☐ No ☒

C. Applicant offers investment advisory services for: (check all that apply)

- ☐ (1) A percentage of assets under management
- ☐ (2) Hourly charges
- ☒ (3) Fixed Fees (not including subscription fees)
- ☐ (4) Subscription fees
- ☐ (5) Commissions
- ☒ (6) Other

D. For each checked box in A above, describe on Schedule F:

- the services provided, including the name of any publication or report issued by the adviser on a subscription basis or for a fee
- applicant's basic fee schedule, how fees are charged and whether its fees are negotiable
- when compensation is payable, and if compensation is payable before service is provided, how a client may get a refund or may terminate an investment advisory contract before its expiration date

2. **Types of clients** - Applicant generally provides investment advice to: (check those that apply)

- ☐ A. Individuals
- ☐ B. Banks or thrift institutions
- ☐ C. Investment companies
- ☐ D. Pension and profit sharing plans
- ☐ E. Trusts, estates, or charitable organizations
- ☐ F. Corporations or business entities other than those listed above
- ☒ G. Other (describe on Schedule F)

Answer all items. Complete amended pages in full, circle amended items and file with execution page (page 1).

3. **Types of Investments.** Applicant offers advice on the following: (check those that apply)

A. Equity securities
- ☒ (1) exchange-listed securities
- ☒ (2) securities traded over-the-counter
- ☐ (3) foreign issuers

☐ B. Warrants

☐ C. Corporate debt securities (other that commercial paper)

☐ D. Commercial paper

☐ E. Certificates of deposit

☐ F. Municipal securities

G. Investment company securities:
- ☐ (1) variable life insurance
- ☐ (2) variable annuities
- ☐ (3) mutual fund shares

☐ H. United States government securities

I. Options contracts on:
- ☐ (1) securities
- ☐ (2) commodities

J. Futures contracts on:
- ☐ (1) tangibles
- ☐ (2) intangibles

K. Interests in partnerships investing in:
- ☐ (1) real estate
- ☐ (2) oil and gas interests
- ☐ (3) other (explain on Schedule F)

☐ L. Other (explain on Schedule F)

4. **Methods of Analysis, Sources of Information, and Investment Strategies.**

A. Applicant's security analysis methods include: (check those that apply)

- (1) ☒ Charting
- (2) ☒ Fundamental
- (3) ☒ Technical
- (4) ☒ Cyclical
- (5) ☐ Other (explain on Schedule F)

B. The main sources of information applicant uses include: (check those that apply)

- (1) ☒ Financial newspapers and magazines
- (2) ☒ Inspections of corporate activities
- (3) ☒ Research materials prepared by others
- (4) ☒ Corporate rating services
- (5) ☐ Timing services
- (6) ☒ Annual reports, prospectuses, filings with the Securities and Exchange Commission
- (7) ☒ Company press releases
- (8) ☐ Other (explain on Schedule F)

C. The investment strategies used to implement any investment advice given to clients include: (check those that apply)

- (1) ☒ Long term purchases (securities held at least a year)
- (2) ☒ Short term purchases (securities sold within a year)
- (3) ☒ Trading (securities sold within 30 days)
- (4) ☒ Short sales
- (5) ☒ Margin transactions
- (6) ☐ Option writing, including covered options, uncovered options or spreading strategies
- (7) ☐ Other (explain on Schedule F)

Answer all items. Complete amended pages in full, circle amended items and file with execution page (page 1).

5. **Education and Business Standards.**

Are there any general standards of education or business experience that applicant requires of those involved in determining or giving investment advice to clients? . . . . . . Yes ☒ No ☐

(If yes, describe these standards on Schedule F.)

6. **Education and Business Background**

For:

- each member of the investment committee or group that determines general investment advice to be given to clients, or
- if the applicant has no investment committee or group, each individual who determines general investment advice given to clients (if more than five, respond only for their supervisors)
- each principal executive officer of applicant or each person with similar status or performing similar functions.

On Schedule F, give the:

- name
- year of birth
- formal education after high school
- business background for the preceding five years

7. **Other Business Activities**. (check those that apply)

☐ A. Applicant is actively engaged in a business other than giving investment advice.

☐ B. Applicant sells products or services other than investment advice to clients.

☐ C. The principal business of applicant or its principal executive officers involves something other than providing investment advice.

(For each checked box describe the other activities, including the time spent on them, on Schedule F.)

8. **Other Financial Industry Activities or Affiliations**. (check those that apply)

☐ A. Applicant is registered (or has an application pending) as a securities broker-dealer.

☐ B. Applicant is registered (or has an application pending) as a futures commission merchant, commodity pool operator or commodity trading adviser.

C. Applicant has arrangements that are material to its advisory business or its clients with a related person who is a:

☐ (1) broker-dealer
☐ (2) investment company
☐ (3) other investment adviser
☐ (4) financial planning firm
☐ (5) commodity pool operator, commodity trading advisor or futures commission merchant
☐ (6) banking or thrift institution
☐ (7) accounting firm
☐ (8) law firm
☐ (9) insurance company or agency
☐ (10) pension consultant
☐ (11) real estate broker or dealer
☐ (12) entity that creates or packages limited partnerships

(For each checked in box in C, on Schedule F identify the related person and describe the relationship and the arrangements.)

D. Is applicant or a related person a general partner in any partnership in which clients are solicited to invest? Yes ☒ No ☐

(If yes, describe on Schedule F the partnerships and what they invest in.)

9. **Participation or Interest in Client Transactions.**

Applicant or a related person: (check those that apply)

☐ A. As principal, buys securities for itself from or sells securities it owns to any client.

☐ B. As broker or agent effects securities transactions for compensation for any client.

☐ C. As broker or agent for any person other than a client effects transactions in which client securities are sold to or bought from a brokerage customer.

☒ D. Recommends to clients that they buy or sell securities or investment products in which the applicant or a related person has some financial interest.

☒ E. Buys or sells for itself securities that it also recommends to clients.

(For each box checked, describe on Schedule F when the applicant or a related person engages in these transactions and what restrictions, internal procedures, or disclosures are used for conflicts of interest in those transactions.)

10. **Conditions for Managing Accounts.** Does the applicant provide investment supervisory services, manage investment advisory accounts or hold itself out as providing financial planning or some similarly termed services and impose a minimum dollar value of assets or other conditions for starting or maintaining an account? . . . . Yes ☒ No ☐

(If yes, describe on Schedule F)

11. **Review of Accounts.** If applicant provides investment supervisory services, manages investment advisory accounts, or holds itself out as providing financial planning or some similarly termed services:

A. Describe below the reviews and reviewers of the accounts. **For reviews**, include their frequency, different levels, and triggering factors. **For reviewers**, include the number of reviewers, their titles and functions, instructions they receive from applicant on performing reviews, and number of accounts assigned each.

Currently, applicant has one investment advisory account in ELI Investment Partners, L.P. All advisory accounts will be under constant review by Carmen J. Ilacqua, the Managing Member of the Applicant.
Because all accounts are under constant supervision, there will no specific factors which trigger review.

B. Describe below the nature and frequency of regular reports to clients on their accounts.

The limited partners of ELI Investment Partners, L.P. are reported to on a quarterly basis, with an annual audit being conducted by the investment partnership's accountants at fiscal year end. Applicant communicates with each limited partner frequently during each quarter.

The Applicant will provide reports to its investment management clients at least quarterly, or more often as requested by client.

The Applicant will provide investment management clients with an audited financial statement annually.

12. **Investment or Brokerage Discretion.**

A. Does applicant or any related person have authority to determine, without obtaining specific client consent, the:

	Yes	No
(1) securities to be bought or sold?	☒	☐
(2) amount of the securities to be bought or sold?	☒	☐
(3) broker or dealer to be used?	☒	☐
(4) commission rates paid?	☒	☐

	Yes	No
B. Does applicant or a related person suggest brokers to clients?	☐	☒

For each yes answer to A describe on Schedule F any limitations on the authority. For each yes to A(3), A(4) or B, describe on Schedule F the factors considered in selecting brokers and determining the reasonableness of their commissions. If the value of products, research and services given to the applicant or a related person is a factor, describe:

- the products, research and services
- whether clients may pay commissions higher than those obtainable from other brokers in return for those products and services
- whether research is used to service all of applicant's accounts or just those accounts paying for it; and
- any procedures the applicant used during the last fiscal year to direct client transactions to a particular broker in return for product and research services received.

13. **Additional Compensation.**

Does the applicant or a related person have any arrangements, oral or in writing, where it:

	Yes	No
A. is paid cash by or receives some economic benefit (including commissions, equipment or non-research services) from a non-client in connection with giving advice to clients?	☒	☐
B. directly or indirectly compensates any person for client referrals?	☐	☒

(For each yes, describe the arrangements on Schedule F.)

14. **Balance Sheet.** Applicant must provide a balance sheet for the most recent fiscal year on Schedule G if applicant:

- has custody of client funds or securities; or
- requires prepayment of more than $500 in fees per client and 6 or more months in advance

	Yes	No
Has applicant provided a Schedule G balance sheet?	☐	☒

Answer all items. Complete amended pages in full, circle amended items and file with execution page (page 1).


GOLDEN
OCEAN

Golden Ocean Group Limited

Q3 2007 Results

November 14, 2007

GOLDEN OCEAN


GOLDEN SAGUENAY
HONG KONG


GOLDEN
OCEAN

PROFIT & LOSS

2006 Jul - Sep	2007 Jul - Sep	*(in thousands of $)*	2007 Jan - Sep	2006 Jan - Sep	2006 Jan - Dec
		Operating Revenues			
68,344	180,882	Time charter revenues	426,869	179,058	267,099
122	299	Other Income	240	1,385	3,228
68,466	181,181	Total operating revenues	427,109	180,444	270,327
297	22,902	Gain (loss) from sale of assets	43,072	4,117	4,108
		Operating expenses			
11,642	22,954	Voyage expenses and commission	53,610	33,323	47,575
2,553	5,900	Ship operating expenses	19,380	5,083	11,374
37,222	99,716	Charterhire expenses	232,576	90,045	144,152
1,899	2,902	Administrative expenses	7,062	5,033	7,259
2,614	4,075	Depreciation	13,293	6,283	10,145
55,930	135,547	Total operating expenses	325,921	139,767	220,505
12,833	68,536	Net operating income	144,260	44,794	53,930
		Other income (expenses)			
407	919	Interest income	2,210	698	1,100
(4,341)	(4,944)	Interest expense	(15,635)	(12,212)	(17,098)
2,103	(30)	Gain on sale of marketable securities	1,718	2,103	3,261
4,290	(11,167)	Gain on freight future contracts	(27,805)	4,490	4,369
522	(395)	Other financial items	(985)	582	124
(477)		Loss on Lease		(1,983)	(1,983)
		Impairment loss		(8,000)	(8,000)
2,504	(15,617)	Net other income (expenses)	(40,497)	(14,322)	(18,227)
		Taxation			(51)
15,337	52,919	Net income	103,763	30,472	35,652
$0.06	$0.20	Basic earnings per share	$0.38	$0.12	$0.14


GOLDEN
OCEAN

Net income / Dividends

Net Income Q3 2007 - $52.9 million

EPS - $0.20

Dividend per share $0.50


Net income (in $ million)
60,0
50,0
40,0
30,0
20,0
10,0
0,0
5,1
10,0
15,3
5,2
25,2
25,6
52,9
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07


Per Share ($ cent)
60
50
40
30
20
10
0
2
4
6
5
2
3
9
5
9
50
20
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Dividend per share ($)
EPS ($)


GOLDEN
OCEAN

BALANCE SHEET

(in thousands of $)	'2007 Sep 30	'2006 Sep 30	'2006 Dec 31
ASSETS			
Current			
Cash and cash equivalents	128,043	27,294	40,771
Other current assets	135,620	39,568	58,022
Total current assets	263,663	66,862	98,793
Long-term			
Vessels and equipment, net	72,129	126,225	155,047
Vessels under finance lease	261,514	203,099	223,382
Vessel purchase options	-	28,832	28,832
Newbuildings	291,453	14,142	14,355
Investment in future net income	25,482	33,611	30,795
Deferred charges and other long-term assets	2,211	948	1,011
Total assets	916,452	473,719	552,215
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term and current portion of long-term debt	131,104	48,579	50,473
Current portion of finance lease obligation	15,502	10,976	13,976
Other current liabilities	178,931	22,810	60,718
Total current liabilities	325,537	82,365	125,167
Long-term			
Long-term debt	237,602	133,175	159,462
Finance lease obligation	149,851	126,672	130,460
Stockholders' equity	203,462	131,507	137,126
Total liabilities and stockholders' equity	916,452	473,719	552,215


GOLDEN
OCEAN

Main events Q3/Q4 2007

- In July 2007, the Company exercised its option for two additional ice class Panamax vessels at Pipavav Shipyard in India. The vessels of 75,000 dwt will be delivered during the first half of 2010. The agreed purchase price is $36 million per vessel.

- In August 2007, the Company agreed to sell the vessel "M/V Shinyo Brilliance". The vessel is a Panamax bulker and is one of the long term time charter vessels previously acquired from Louis Dreyfus with an option to purchase attached to the time charter. The vessel will be delivered to the Buyers within the end of December 2007 and the agreed purchase price is $72 million net. The strike price for the option is about $20 million net and the transaction will thereby free up approximately $52 million in cash liquidity.

- In August 2007, the Company acquired one additional newbuilding contract at Zhoushan Jinhaiwan Shipyard in China. The vessel of 176.000 dwt will be delivered in September 2010 and the agreed purchase price is $79 million.

- In October 2007, the Company agreed to sell one of the Company's Capesize newbuildings for net sale proceeds of $145 million. Delivery to the buyers is expected to take place in May 2008. This transaction will give a positive result of approximately $70 million.

- In October 2007, the Company agreed to get released from the bare boat agreements for the two 1994 built Panamax vessels "M/V Golden Jade" and "M/V Golden Jasmine" against purchasing the vessels for $14.5 million per vessel. Simultaneously the Company agreed to sell the two vessels for net sale proceeds of $124.1 million in total. Delivery to the buyers is expected to take place in May 2008. This transaction will give a positive addition to net income of approximately $77.9 million, and is estimated to release approximately $88 million in additional liquidity.


GOLDEN
OCEAN

Main events Q3/Q4 2007

- In October 2007, the Company acquired eight newbuilding contracts at Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China. The vessels of 80.000 dwt will be delivered quarterly from September 2009. The delivered cost for the eight vessels is estimated to be about $410 million in total.

- In November 2007, the Company agreed to sell the six panamax newbuildings contracted in March 2007 at Pipavav Shipyard in India. The vessels are sold for net sale proceeds of $352.8 million, and delivery to the buyers is expected to take place between March 2009 and July 2010. The transaction will give a positive result of approximately $127 million, and this will be recorded at delivery of the vessels.


GOLDEN
OCEAN

Newbuildings

Panamax / Kamsarmax

Yard	Vessels	Sold	Delivery
Rong Sheng (China)	6	2	Q108/Q308
Jinhaiwan (China)	8		Q309/Q211
Pipavav (India)	6	6	Q209/Q310

Capesize

Yard	Vessels	Sold	Delivery
Jinhaiwan (China)	5		Q409/Q310
Daehan (Korea)	6	1 (3)	Q208/Q109

- Total investment: approx $1.613 million (31 vessels)
- Installments paid as per Q3 2007: $291million
- Sold 9 vessels with a total profit of approx: $235 million
- Remaining Capex on vessels that are not sold: $981 million
- Of the remaining 22 vessels, 9 vessels are fixed out on 5 years time charter contracts


GOLDEN
OCEAN

Newbuildings - Panamax

Type	Hull	Yard	Delivery
Panamax Ice class	1008	Rongsheng	Q4 / 2007
Panamax Ice class	1009	Rongsheng	Q1 / 2008
Panamax Ice class (s)	1046	Rongsheng	Q1 / 2008
Panamax Ice class (s)	1010	Rongsheng	Q2 / 2008
Panamax Ice class	1021	Rongsheng	Q2 / 2008
Panamax Ice class	1047	Rongsheng	Q2 / 2008
Panamax Ice class	P001	Pipavav	Q2 / 2009
Panamax Ice class	P002	Pipavav	Q2 / 2009
Panamax Ice class	P003	Pipavav	Q3 / 2009
Panamax Ice class	P004	Pipavav	Q3 / 2009
Panamax Ice class	P009	Pipavav	Q2 / 2010
Panamax Ice class	P010	Pipavav	Q3 / 2010


GOLDEN
OCEAN

Newbuildings - Kamsarmax

Type	Hull	Yard	Delivery
Kamsarmax	J0041	Jinhaiwan	Q3 / 2009
Kamsarmax	J0042	Jinhaiwan	Q4 / 2009
Kamsarmax	J0043	Jinhaiwan	Q1 / 2010
Kamsarmax	J0044	Jinhaiwan	Q2 / 2010
Kamsarmax	J0045	Jinhaiwan	Q3 / 2010
Kamsarmax	J0046	Jinhaiwan	Q4 / 2010
Kamsarmax	J0047	Jinhaiwan	Q1 / 2011
Kamsarmax	J0048	Jinhaiwan	Q2 / 2011


GOLDEN
OCEAN

Newbuildings - Capesize

Type	Hull	Yard	Delivery
Capesize	1001	Daehan	Q2 / 2008
Capesize	1002	Daehan	Q3 / 2008
Capesize (SF)	1003	Daehan	Q4 / 2008
Capesize (SF)	1004	Daehan	Q1 / 2009
Capesize	1013	Daehan	Q4 / 2008
Capesize	1014	Daehan	Q1 / 2009
Capesize	J0003	Jinhaiwan	Q4 / 2009
Capesize	J0004	Jinhaiwan	Q4 / 2009
Capesize	J0007	Jinhaiwan	Q2 / 2010
Capesize	J0008	Jinhaiwan	Q2 / 2010
Capesize	J0021	Jinhaiwan	Q3 / 2010

Shift in economic weight to Asia



New driving force
The major emerging markets have become the main engines of world growth. For the first time, China and India are making the largest country-level contributions to global growth.
(based on PPP weights, percent of world growth)
Contributions to real GDP growth
35
30
25
20
15
10
5
0
2006
2007
China
India
United States
Euro area
Russia
Japan
Brazil
Source: IMF staff calculations.

➢ Following the United States and Japan, China is already the world's third largest economy, and contributes the most strongly to world economic growth. The Chinese economy will grow by about 10 percent in 2008 and India will also remain bouyant

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Total demand for dry bulk vessels

Demand for cargo will increase by over 5% annually from 2007-2010


Trade by cargo, mill. tons
Mill. tons
Annual growth
3 500
3 000
2 500
2 000
1 500
1 000
500
0
7,00 %
6,00 %
5,00 %
4,00 %
3,00 %
2,00 %
1,00 %
0,00 %
2005
2006
2007
2008
2009
2010
Other:
Steel Product:
Grain:
Steam Coal:
Met Coal:
Iron Ore:
Growth

Mill. tons	2006	2007	2008	2009	2010	Contribution to total growth 2007-2010
Iron Ore:	729	790	854	936	1050	55,2 %
	10,3 %	8,3 %	8,1 %	9,6 %	12,2 %	
Met Coal:	190	210	223	240	256	9,7 %
	3,3 %	10,8 %	5,8 %	7,7 %	6,7 %	
Steam Coal:	544	589	632	680	735	31,0 %
	7,3 %	8,3 %	7,3 %	7,7 %	8,0 %	
Grain:	226	241	254	269	282	8,8 %
	4,7 %	6,4 %	5,6 %	6,0 %	4,8 %	
Steel Product:	236	231	231	238	241	2,1 %
	4,2 %	-1,8 %	-0,2 %	2,9 %	1,6 %	
Other:	691	690	699	686	657	-6,9 %
	1,7 %	-0,1 %	1,3 %	-1,8 %	-4,1 %	
Sum	2616	2751	2892	3049	3222	100,0 %
	5,8 %	5,2 %	5,1 %	5,4 %	5,7 %	

Source: Lorentzen & Stemoco

GOLDEN OCEAN

CHINA'S DRY BULK IMPORTS



MILL.TONNES/YEAR
600
500
400
300
200
100
0
2005
2006
2007 e
MANG.ORE+CONCENTRATES
FERTILIZERS
SOYBEAN
IRON ORE
NICKEL ORE
BAUXITE
COAL
METALS

Source: R.S. Platou Economic Research a.s


GOLDEN
OCEAN

Steel demand

Chinese steel demand accounting for one-third of total world demand

End-user	Percent
Construction	53.0 %
Machinery	13.0 %
Transport	5.0 %
Shipbuilding	1.0 %
Rail	2.0 %
Oil	1.0 %
Housing equipment	2.0 %
Containers	1.0 %
Others	22.0 %
Sum	100.0 %


22 %
1 %
2 %
1 %
2 %
1 %
5 %
13 %
53 %
Construction
Machinery
Transport
Shipbuilding
Rail
Oil
House equip.
Containers
Other

- According to IISI, apparent global steel demand will be 1.3 bn tons in 2008
- Chinese steel demand will grow to over 500 million tons in 2008

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Steel production

Chinese steel production is the focal growth area


STEEL PRODUCTION
Mill t
1400
1200
1000
800
600
400
200
0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Japan
Europe
China
Other Asia
STEEL PRODUCTION
Mill t
900
800
700
600
500
400
300
200
100
0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Japan
Europe
China
Other Asia

- Chinese steel production growing to 600 mill. tons in '08 and 800 mill. tons in '10
- China has changed from being a net importer to a net exporter of steel products

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Steel prices encourage additional investment


China steel price
China steel price
US steel price
FSU steel price
USD/MT
700
650
600
550
500
450
400
350
300
2005
2006
2007

- Steel prices have rebounded to comfortable profit margins for the mills
- Encourage additional investment in production capacity

Source: Lorentzen & Stemoco

Iron ore flows



GOLDEN
OCEAN
Iron ore imports into China by source
Mill. mt per year
700,0
600,0
500,0
400,0
300,0
200,0
100,0
0,0
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07
1q 08
1q 09
1q 10
Brazil
Australia
India & Other Asia
Other

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

World energy demand

Usage of steam coal will increase dramatically


US - energy demand
Million bd oe
70,00
60,00
50,00
40,00
30,00
20,00
10,00
0,00
2005 2006 2007 2008 2009 2010 2015 2020
Nuclear
Hydro
Natural gas
Coal
Oil



- Steam coal usage will increase radically
- Economically favorable to other energies
- Abundant supplies in Indonesia/Australia
- Politically safe compared with oil


Europe - energy demand
Million bd oe
50,00
45,00
40,00
35,00
30,00
25,00
20,00
15,00
10,00
5,00
0,00
2005 2006 2007 2008 2009 2010 2015 2020
Nuclear
Hydro
Natural gas
Coal
Oil
Asia - energy demand
Million bd oe
120,00
100,00
80,00
60,00
40,00
20,00
0,00
2005 2006 2007 2008 2009 2010 2015 2020
Nuclear
Hydro
Natural gas
Coal
Oil

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Steam coal imports to other-Asia by source

Mill. mt per year

250,0
200,0
150,0
100,0
50,0
0,0

1q 99 | 1q 00 | 1q 01 | 1q 02 | 1q 03 | 1q 04 | 1q 05 | 1q 06 | 1q 07 | 1q 08 | 1q 09 | 1q 10

China ■ Australia □ Indonesia ■ South Africa ■ Other

Source: Lorentzen & Stemoco

GOLDEN OCEAN



AVERAGE SAILING DISTANCES
SELECTED COMMODITIES
N. MILES
6.500
6.000
5.500
5.000
4.500
4.000
2000.1
2001.1
2002.1
2003.1
2004.1
2005.1
2006.1
2007.1
IRON ORE
COAL
GRAIN
STEEL PRODUCTS
CEMENT

Source: R.S. Platou Economic Research a.s


GOLDEN
OCEAN

Canal and Port congestion

Will ease off, but remain a chronic problem at loading terminals

Panama Canal
Brazil
South Africa
India
China
Australia

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Australian port congestion


Total vessel's at anchor or in port All Australian Ports

Sum of Total

Number of Vessels

300
250
200
150
100
50
0

2/07/04
13/08/04
24/09/04
5/11/04
17/12/04
28/01/05
11/03/05
22/04/05
3/06/05
15/07/05
26/08/05
7/10/05
18/11/05
30/12/05
10/02/06
24/03/06
5/05/06
16/06/06
28/07/06
8/09/06
20/10/06
1/12/06
12/01/07
23/02/07
5/04/07
18/05/07
29/06/07
10/08/07
21/09/07
2/11/07

Date

Vessel Size
Panamax
Minicape
Handysize
Handymax
Capesize


GOLDEN
OCEAN

Forecasts, Port Congestions

Index (2002 = 100)
114,0
112,0
110,0
108,0
106,0
104,0
102,0
100,0
98,0
96,0
94,0
92,0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

New orders

Order book of 47 percent compared with existing fleet

Mill. dwt
Cape
Pan
Handymax
BDI (Right axis)
50,0
45,0
40,0
35,0
30,0
25,0
20,0
15,0
10,0
5,0
0,0
8000
7000
6000
5000
4000
3000
2000
1000
0
1q 94
1q 95
1q 96
1q 97
1q 98
1q 99
1q 00
1q 01
1q 02
1q 03
1q 04
1q 05
1q 06
1q 07

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Age Profile Dry Bulk

100
80
60
40
20
0
Mio ton
0-4
5-9
10-14
15-19
20-24
25-29
30-34
>35
Handysize
Handymax
Panamax
Capesize

Source: Lorentzen & Stemoco

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
30	November 27, 2007	Press Release - Dividend Information

GOGL - Dividend information

Press release from Golden Ocean Group Ltd. 27.11.2007

We refer to the third quarter report released on November 14, 2007. Golden Ocean Group Limited will be trading ex-dividend of a cash dividend of $0,50 per share on November 28, 2007. The record date is November 30, 2007, and the dividend will be paid on or about December 12, 2007.

Oslo, November 27, 2007

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
31	December 3, 2007	Press Release - Long term time charter contracts

GOGL - Long term time charter contracts

Press release from Golden Ocean Group Ltd. 03.12.2007

Golden Ocean Group Limited ("Golden Ocean") is pleased to advise that the Company has fixed out on time charter the two Panamax vessels Mulberry Paris and Mulberry Wilton.

The vessels presently traded in the spot market will be delivered to their Charterer by the end of the first quarter of 2008 and will be on time charter until the termination of the Head Charter Agreement with Dreyfus in August and December 2011 respectively.

The agreed daily time charter hire is $51,250 less 5% total commission, and these time charter agreements are expected to generate a net cash flow in excess of $102 million over the time charter period.

This transaction is another example of the Company's ability to take the benefit of market opportunities and to create a solid and profitable company going foward.

Golden Ocean's spot exposure is now 35% for 2008.

Hamilton, Bermuda
December 3, 2007

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
32	December 7, 2007	Press Release - Launch of a $200 million convertible loan

GOGL - Launch of a $200 million convertible loan

Press release from Golden Ocean Group Ltd. 07.12.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") is pleased to announce that the Company intends to issue $200 million in principal amount of convertible bonds with a five-year tenor. The senior unsecured bonds will be convertible into common shares of the Company. The bonds are expected to have an annual coupon in the range of 3.125% and 3.625% payable semi-annually in arrear, and have a conversion premium of 40% to 45% over the volume weighted average price of the Company`s shares on the Oslo Stock Exchange (converted into $) at the time of pricing.

The convertible bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, be converted or purchased and cancelled, mature in December 2012.

Golden Ocean has the right to call the bonds after three years, if the value of the Golden Ocean shares underlying one bond on the Oslo Stock Exchange (translated into $) exceeds, for a specified period of time, 130% of the principal amount of the bond.

The bonds are expected to be settled on or around 20 December 2007. Golden Ocean may decide to list the bonds on an exchange at a later stage. The proceeds from the convertible bond offering will be used to part-finance the Company's newbuilding program.

ABG Sundal Collier Norge ASA is Sole Bookrunner for the Offering. ABG Sundal Collier Norge ASA and Nordea Bank Norge ASA are Joint Lead Managers.

7 December 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
33	December 7, 2007	Press Release - Golden Ocean Group Limited Announces Pricing of $200 million convertible bond

GOGL - GOLDEN OCEAN GROUP LIMITED ANNOUNCES PRICING OF $200 MILLION CONVERTIBLE BOND

Press release from Golden Ocean Group Ltd. 07.12.2007

Golden Ocean Group Limited ("Golden Ocean" or the "Company") today announces that the Company has successfully completed its $200 million convertible bond offering.

The proceeds from the bonds will be used to part-finance the Company's newbuilding program.

The senior unsecured convertible bonds will have an annual coupon of 3.625% payable semi-annually in arrear and a conversion price of $8,2588 per bond representing a conversion premium of 40% of the volume weighted average price of the Company's shares on the Oslo Stock Exchange (converted into $) up to the pricing of the bonds on 7 December 2007 (the reference price).

The reference price of the Company's common shares has been set at $5.89914 (based on a volume weighted average price of NOK 32,2844).

The Bonds will be issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature in December 2012.

Golden Ocean has the right to call the bonds after three years, if the value of the Golden Ocean shares underlying one Bond on the Oslo Stock Exchange (translated into $) exceeds, for a specified period of time, 130% of the principal amount of the Bond.

The Bonds are expected to be settled on or around 20 December 2007. Golden Ocean may decide to list the Bonds on an exchange at a later stage.

ABG Sundal Collier Norge ASA is Sole Bookrunner for the Offering. ABG Sundal Collier Norge ASA and Nordea Bank Norge ASA are Joint Lead Managers.

7 December 2007
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
34	January 8, 2008	Press Release - Sale of Vessel

GOGL - Sale of vessel

Press release from Golden Ocean Group Ltd. 08.01.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company") has agreed to sell one of the Company's capesize newbuildings contracted in December 2006 at Daehan Shipbuilding Co., South Korea. The vessel is sold for net sale proceeds of $121.4 million and delivery to the buyers is expected to take place in August 2008.

The transaction will give a positive result of approximately $46.4 million, and this will be recorded at delivery of the vessel.

The vessel is already fixed out on a five years time charter contract at a rate which is lower than present market. Management in Golden Ocean is of the opinion that the achieved sales price of the vessel with the contract connected to it represents an attractive deal in today's market. The sale of the vessel is likely to increase Golden Ocean's dividend capacity going forward.

January 8, 2008
Hamilton, Bermuda

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53


RECEIVED
2008 OCT -1 A 7:25

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
35	January 14, 2008	Press Release - Notification of Share Repurchase

GOGL - NOTIFICATION OF SHARE REPURCHASE

Press release from Golden Ocean Group Ltd. 14.01.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company") announces that is has acquired 2,500,000 of its own shares. The shares are to be held as treasury shares. In total the Board has approved the purchase of up to a total maximum of 27,2 million shares (10% of total outstanding shares).

The shares were acquired at an average price of NOK 25.75 per share. After this transaction Golden Ocean holds a total of 2,500,000 shares.

Hamilton, Bermuda
January 14, 2008

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
36	January 15, 2008	Press Release -Capital Adjustments

GOGL - Capital Adjustments

Press release from Golden Ocean Group Ltd. 15.01.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company") announces that Primary Insiders and employees have today exercised 9,037,500 share options. Out of these options the Company will issue 8,475,000 shares while the remaining 562,500 options will be cancelled against net cash settlement to the option holders. Totally 8,225,000 of the options which was issued in 2005 had an exercise price of NOK 0,71 per share. Totally 562,500 options had a strike of NOK 1.21 per share while the remaining 250,000 options had a strike at NOK 4.82 per share. All primary innsiders had a strike of NOK 0.71 per share.

Hemen Holding Limited, a company indirectly controlled by John Fredriksen, has exercised options to acquire a total of 5,000,000 shares in the Company. Hemen Holding Limited has sold 1,623,001 shares and replaced them with TRS agreements with exposure to the same number of shares. The TRS agreements expires July 15, 2008 based on a price of NOK 25,69. Through this agreement Hemen Holding's financial exposure to Golden Ocean remains the same. Hemen Holding holds following this transaction 111,666,158 shares constituting 39.85 percent of the shares in the Company. In addition comes the TRS agreement.

Tor Olav Trøim (Vice President and Director) has exercised options to acquire a total of 1,000,000 shares in the Company. He has sold the shares and simultanously replaced the exposure with TRS agreements with exposure to the same number of shares i.e. 1,000,000 shares. The TRS agreements have been entered into by Drew Investments, a company controlled by Trøim. The TRS agreements expires July 15, 2008 based on a price of NOK 25.69. Tor Olav Trøim's ownership in Golden Ocean is following this transaction 584,982 shares. In addition comes the TRS agreement.

Kate Blankenship and Hans Christian Børresen (Directors) have exercised options to acquire 200,000 shares each in the Company. Their ownership in Golden Ocean is following this transaction 200,000 shares each.

Herman Billung (CEO of Golden Ocean Management AS) has exercised options to acquire a total of 1,125,000 shares in the Company. He has sold the shares and simultanously financed and acquired TRS agreements with exposure to 750,000 shares in the Company. The TRS agreements expires July 15, 2008 based on a price of NOK 25.69. Herman Billung's ownership in Golden Ocean is following this transaction 375,000 share options. In addition comes the TRS agreement.

Geir Karlsen (CFO of Golden Ocean Management AS) has exercised options to acquire a total of 250,000 shares in the Company. All shares have been acquired at at strike price of NOK 4.82. He has sold 125,000 of the shares. Geir Karlsen's ownership in Golden Ocean is following this transaction 125,000 shares and 250,000 share options.

In addition employees in Golden Ocean have exercised options to acquire a total of 700,000 shares in the Company.

Total number of outstanding shares after this is 280,240,107.

January 15, 2008
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
37	January 15, 2008	Press Release -Share Repurchase

GOGL - Share Repurchase

Press release from Golden Ocean Group Ltd. 15.01.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company") announces that it has acquired a further 1,000,000 of its own shares in connection with the share buyback announced on January 14, 2008. The shares will be held as treasury shares.

The shares were acquired at an average price of NOK 24.63 per share. After this transaction Golden Ocean holds a total of 3,500,000 shares.

Hamilton, Bermuda
January 15, 2008

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
38	January 23, 2008	Press Release - Long term time charter contracts



GOGL - Long term time charter contracts

Press release from Golden Ocean Group Ltd. 23.01.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company) is pleased to advise that the Company has fixed out on time charter two of the Kamsarmax newbuildings from Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China.

The Company will take delivery of a total of 8 vessels of this size between September 2009 and March 2011 and the two units chartered out on time charter will be delivered to their Charterers during the second half of 2010 for a period of five years.

The agreed daily time charter hire is $28.000 less 5% total commission, which will write down the assets to less than 50% of the original contract based on 15% return on equity.

This transaction shows the Company's ability to generate strong returns also in a long term perspective

Hamilton, Bermuda
January 23, 2008

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

 Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
39	January 25, 2008	Press Release - Long term time charter contract



GOGL - Long term time charter contract

Press release from Golden Ocean Group Ltd. 25.01.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company") is pleased to advise that the Company has fixed out on time charter the Panamax vessel Golden Lyderhorn.

The vessel presently traded in the spot market will be delivered to the Charterer by the end of April 2008 and will be on time charter for a period of 30 to 36 months.

The agreed daily time charter hire is $51,000 less 5% total commission against a cash break even of $14.000 per day.

This transaction will generate a yearly free cash flow of $12.4 million over the time charter period, and this further strengthens Golden Oceans long term commitment to deliver a high return to their shareholders including a solid dividend.

Hamilton, Bermuda
January 25, 2008

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53


RECEIVED
2008 OCT -1 A

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
40	February 4, 2008	Press Release - Long term time charter contracts

GOGL - Long term time charter contracts

Press release from Golden Ocean Group Ltd. 04.02.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company") is pleased to advise that the Company has fixed out on time charter the Capesize vessel M/V Channel Navigator (172,000 dwt, built 1997). The vessel will be delivered to the Charterer by the end of April 2009 for a five years time charter contract.

The agreed daily time charter hire is $53,500 less 3.75% total commission. The cash break even for the vessel is $16,000 per day.

The company has also fixed out on time charter one of the Jinhaiwan Capesize newbuildings. The vessel will be delivered to the Charterer during the second half of 2009 for a 10 years time charter contract.

The agreed daily time charter hire is $40,500 less 3,75% total commission. The cash generated from this charter is expected to write down the investment to zero in less than seven years. The Charterer has been granted an option to purchase the vessel for $92 million on completion of the charter party.

These transactions will further strengthen the Company's long term commitment to deliver a high return to their shareholders including a solid dividend.

Hamilton, Bermuda
February 4, 2008

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
41	February 5, 2008	Press Release - Invitation to presentation of Q4 2007 Results

GOGL - Invitation to presentation of Q4 2007 Results

Press release from Golden Ocean Group Ltd. 05.02.2008

Golden Ocean's Fourth Quarter 2007 Results will be released on Tuesday February 12, 2008. In connection with this a presentation will be held as described below:

Presentation
A presentation of Golden Ocean's Fourth Quarter 2007 Results will take place in Oslo at Stranden 21 (DnB NOR building at Aker Brygge) in the Auditorium on second floor on Tuesday February 12, 2008 at 08:30 A.M.
If you wish to attend please confirm to our Reception at +47 23 11 40 00.

Oslo, February 5, 2008

 Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
42	February 8, 2008	Press Release - Acquisition of Kamsarmax Newbuilding contracts and long term time charter contracts

GOGL - Acquisition of Kamsarmax Newbuilding contracts and long term time charter contracts

Press release from Golden Ocean Group Ltd. 08.02.2008

Golden Ocean Group Limited ("Golden Ocean" or "the Company") is pleased to advise that the Company has acquired two option two newbuilding contracts at Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China.

The vessels of 80,000 dwt will be delivered during 2011 and are "sister vessels" of the series ordered in October 2007.

The delivered cost for the vessels is estimated to be about $52 million per vessel.

Golden Ocean has already ordered 13 vessels at Jinhaiwan. The experience gained so far indicates that this yard is likely to become one of the leading yards in China going forward.

The Company has also fixed out on time charter four of the Kamsarmax vessels with delivery in 2010 and 2011 for a period of 10 years. The time charter rate is $24,500 per day on the 2010 deliveries and $24,000 per day on the 2011 deliveries, both less 5 % total commission. These contracts will write the vessels down to zero over the charter party period.

Golden Ocean does still have four of its ten firm Kamsarmax vessels open, with an option to declare two additional units from the yard.

The combination of the competitive price on the newbuildings and the long term charters will secure Golden Ocean's continued growth and at the same time able the Company to deliver long term high return to their shareholders including solid dividends.

Hamilton, Bermuda
February 8, 2008

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
43	February 12, 2008	Press Release - Preliminary Fourth Quarter and Financial Year 2007 Results


RECEIVED
2008 OCT -1 A

GOGL - Preliminary Fourth Quarter and Financial Year 2007 Results

Press release from Golden Ocean Group Ltd. 12.02.2008

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $97.2 million and earnings per share of $0.36 for the fourth quarter of 2007. This compares with net income and earnings per share of $52.9 million and $0.20 for the third quarter of 2007. Total operating revenues for the fourth quarter were $280.9 million, total operating expenses were $214.7 million and net other expenses were $0.4 million.

Due to the continued strong freight market during the quarter and the gain on sale of one vessel the Company increased net operating income to $97.7 million compared to $68.5 million in the third quarter.

Cash and cash equivalents increased by $171.5 million during the quarter. The Company generated cash from operating activities and financing activities of $22.3 million and $213.9 million, respectively and used $64.7 million for investing activities. The latter amount includes part payments on newbuilding instalments of $136.8 million and proceeds from sale of assets of $72.8 million. During the fourth quarter the Company repaid $15.6 million in debt and borrowed an additional $319.7 million. This includes a Convertible Bond of $200 million issued during the quarter. In addition the company paid out a dividend of $135.9 million during the quarter.

For the year ended December 31, 2007 the Company reports a net income of $201.0 million and earnings per share of $0.74. Total operating revenues were $708.0 million, total operating expenses were $540.7 million and net other expenses were $40.9 million.

On February 12, 2008 the Board has declared a dividend of $0.30 per share. The record date for the dividend is February 28, 2008, ex dividend date is February 26, 2008 and the dividend will be paid on or about March 7, 2008.

At December 31, 2007 the total number of shares outstanding in Golden Ocean was 271,765,107 of $0.10 par value each.

The full report is available in the link below.

February 12, 2008
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

Q4 2007 Results


RECEIVED
2008 OCT -1 A



Golden Ocean Group Limited

Preliminary Fourth Quarter and Financial Year 2007 Results

Quarter and Year ended December 31, 2007

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $97.2 million and earnings per share of $0.36 for the fourth quarter of 2007. This compares with net income and earnings per share of $52.9 million and $0.20 for the third quarter of 2007. Total operating revenues for the fourth quarter were $280.9 million, total operating expenses were $214.7 million and net other expenses were $0.4 million.

Due to the continued strong freight market during the quarter and the gain on sale of one vessel the Company increased net operating income to $97.7 million compared to $68.5 million in the third quarter.

Cash and cash equivalents increased by $171.5 million during the quarter. The Company generated cash from operating activities and financing activities of $22.3 million and $213.9 million, respectively and used $64.7 million for investing activities. The latter amount includes part payments on newbuilding instalments of $136.8 million and proceeds from sale of assets of $72.8 million. During the fourth quarter the Company repaid $15.6 million in debt and borrowed an additional $319.7 million. This includes a Convertible Bond of $200 million issued during the quarter. In addition the company paid out a dividend of $135.9 million during the quarter.

For the year ended December 31, 2007 the Company reports a net income of $201.0 million and earnings per share of $0.74. Total operating revenues were $708.0 million, total operating expenses were $540.7 million and net other expenses were $40.9 million.

On February 12, 2008 the Board has declared a dividend of $0.30 per share. The record date for the dividend is February 28, 2008, ex dividend date is February 26, 2008 and the dividend will be paid on or about March 7, 2008.

At December 31, 2007 the total number of shares outstanding in Golden Ocean was 271,765,107 of $0.10 par value each.

The Company is in discussions with its auditors regarding the accounting for its newbuilding contracts. During 2007 and to date in 2008 the Company has sold ten of the vessels that it has contracted as newbuildings. The Company's newbuilding contracts are currently accounted for at cost and the Company is researching whether it is appropriate to account for certain of its newbuilding contracts as financial instruments and as such, record them at fair value. This accounting treatment would result in a significant gain being recorded in 2007. The Company's position at this time is to retain the current basis of accounting but this matter will be further researched and resolved prior to the issuance of the audited results.

Corporate and Finance

In October 2007, the Company agreed to sell one of its Capesize newbuildings for net sale proceeds of $145 million. Delivery to the buyers is expected to take place in May 2008. This transaction will give a gain of approximately $70 million.

In October 2007, the Company agreed to an arrangement to terminate the bareboat agreements for the two 1994 built Panamax vessels "M/V Golden Jade" and "M/V Golden Jasmine" and exercise the option to purchase the vessels for $14.5 million each. Simultaneously the Company agreed to sell the two vessels for net sale proceeds of $124.1 million in total. Delivery to the buyers is expected to take place in May 2008. This transaction will give a positive addition to net income of approximately $77.9 million, and is estimated to release approximately $88 million in additional liquidity.

In October 2007, the Company acquired eight newbuilding contracts at Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China. The vessels of 80,000 dwt will be delivered quarterly from September 2009. The delivered cost for the eight vessels is approximately $410 million in total.

In November 2007, the Company agreed to sell the six Panamax newbuildings contracted in March 2007 at Pipavav Shipyard in India. The vessels are sold for net sale proceeds of $352.8 million, and delivery to the buyers is expected to take place between March 2009 and July 2010. The transaction will give a gain of approximately $127 million.

In December 2007, the Company fixed out on time charter the two Panamax vessels Mulberry Paris and Mulberry Wilton for five years. The vessels will be delivered to their charterer by the end of the first quarter of 2008. The time charter rate is $51,250 less 5% commission and these agreements are expected to generate a net cash flow in excess of $102 million over the time charter period.

In December 2007, the Company issued a Convertible Bond of $200 million. The senior unsecured convertible bonds have an annual coupon of 3.625% payable semi-annually in arrears and a conversion price of $8.2588 per bond representing a conversion premium of 40% of the volume weighted average price of the Company's shares on the Oslo Stock Exchange up to the pricing of the bonds on 7 December 2007. The bonds are issued and redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature in December 2012. The Company has the right to call the bonds after three years, if the value of the Company's shares underlying one Bond exceeds, for a specified period of time, 130% of the principal amount of the Bond.

In January 2008, the Company agreed to sell one of the Capesize newbuildings contracted in December 2006 at Daehan Shipbuilding Co., South Korea. The vessel is sold for net sale proceeds of $121.4 million and delivery to the buyers is expected to take place in August 2008. The transaction will give a positive result of approximately $46.4 million.

In January 2008, the Company acquired 3.5 million of its own shares. The shares were acquired at an average price of NOK 25.43 per share. The shares are held as treasury shares. In total the Board has approved the purchase of up to a total maximum of 27.2 million shares.

In January 2008, the Company fixed out on time charter two of the Kamsarmax newbuildings from Zhoushan Jinhaiwan Shipyard in China. The vessels will be delivered to their charterers during the second half of 2010 for a period of five years and the agreed time charter hire is $28,000 per day less 5% commission.

In January 2008, the Company fixed out on time charter the Panamax vessel Golden Lyderhorn. The vessel will be delivered to its charterer by the end of April 2008 for a period of 30-36 months and the agreed time charter hire is $51,000 per day less 5% commission.

In January Primary Insiders and employees of the Company exercised 9,037,500 share options. Out of these options the Company issued 8,475,000 shares while the remaining 562,500 options were cancelled against net cash settlement to the option holders. In total 8,225,000 of the options which were issued in 2005 were exercised at a price of NOK 0.71 per share. 562,500 of the options had a strike price of NOK 1.21 per share.

The remaining 250,000 options had a strike price of NOK 4.82 per share. All the primary insiders had a strike price of NOK 0.71 per share.

In February 2008, the Company fixed out on time charter the Capesize vessel Channel Navigator. The vessel will be delivered to its charterer by the end of April 2009 for a period of 5 years and the agreed time charter hire is $53,500 per day less 3.75% commission.

In February 2008, the Company fixed out on time charter one the Capesize newbuilding contracted at Zhoushan Jinhaiwan Shipyard in China. The vessel will be delivered to its charterer during the second half of 2009 for a period of 10 years and the agreed time charter hire is $40,500 per day less 3.75% commission. The charterer has been granted an option to purchase the vessel for $92 million on completion of the time charter period.

In February 2008, the Company fixed out on time charter four of the Kamsarmax newbuildings contracted at Zhoushan Jinhaiwan Shipyard in China. The vessels will be delivered to their charterers in 2010 and 2011 for a period of 10 years. The time charter rate is $24,500 per day on the 2010 deliveries and $24,000 per day on the 2011 deliveries, both less 5% commission.

In February 2008, the Company acquired two newbuilding contacts at Zhoushan Jinhaiwan Shipyard in China. In addition the Company has an option to acquire an additional two vessels. The vessels of 80,000 dwt will be delivered during 2011 and are sister vessels of the series ordered in October 2007. The delivered cost for the vessels is estimated to be about $52 million per vessel.

The Market

During the fourth quarter we witnessed the highest fleet utilisation we have seen in the dry bulk segment. We believe that 98.5 per cent of the entire dry bulk fleet was tied up, which in reality does imply a shortage of vessels in certain areas / periods. Tonne-miles demand increased by nine per cent in the second half of 2007. 50 per cent of the growth came from the iron ore trade, while steam coal and grain added another 30 per cent of the growth. China accounted for half of the tonne-mile growth during the same period.

The Capesize market averaged at $176,000 per day in the fourth quarter of 2007 against $117,000 per day for the third quarter of 2007. The corresponding numbers for Panamax were $82,500 per day for the fourth quarter of 2007 against $62,000 for the third quarter of 2007.

The total dry bulk fleet had a net fleet growth of 6.9 million dwt which corresponds to 1.8 percent growth compared to the previous quarter. In total 18 Capesize vessels, 10 Post Panamax vessels and 8 Panamax vessels were delivered during the fourth quarter of 2007.

Second hand values continued to rise during the fourth quarter. The price hike was well supported by strong long term time charter contracts. The value of a five year old Panamax rose to about $85 million and a similarly aged Capesize rose to about $135 million, which represents an increase of 10 percent for Panamax vessels and 5 percent for Capesize vessels compared to the third quarter of 2007.

Newbuilding contracts were signed at higher levels during the fourth quarter, and our estimate is that a Panamax contract in the fourth quarter of 2007 was priced at $50 million and a Capesize contract to be priced at $96 million.

Outlook and strategy

During the first weeks of 2008 freight rates for dry bulk vessels experienced considerable decline. Given the high utilisation of the fleet, only a small reduction in demand will lead to a noticeable softer freight market. We have started the year with a series of negative factors simultaneously:

- Disruption in Brazilian iron ore exports.
- Queensland (Australia) floods
- Chinese energy shortages due to severe weather.
- Indonesian rains

All the above events must be seen as temporary, and we foresee the market to returning to normal within the next month. In fact we are of the opinion that there currently is a huge back log of cargoes which we expect will come back into the marketplace in the coming months. In addition, China will reduce exports and increase imports of coal leading to more tonne-miles. This in combination with the South American grain export season starting in a few weeks should lead to significantly higher demand and freight rates.

We are of the opinion that the market will remain strong in 2008, mainly supported by a continued strong demand side. The increased amount of tonnage ordered for 2009 and onwards gives some reasons to concern. However uncertainty of the delivery schedule for several of the yards, financing issues and a continued high growth in the coal and iron ore segments reduces the risk for a major setback.

For the remainder of 2008 Golden Ocean has 37 per cent open capacity within the Panamax segment and 42 per cent for 2009. Within the Capesize segment there is currently no exposure.

The Company has continued to secure new long term time charter contacts at attractive levels for both our segments. The charter contracts signed for the Kamsarmax newbuildings will write down the vessels to zero in the charter period based on 15 per cent return on equity. At the same time additional two fixed and two options of Kamsarmax vessels were secured from Jinhaiwan at attractive prices. The co-operation with this particular yard will be of strategic importance going forward.

The high degree of charter coverage the Company now has arranged reduces the consequences of any setback in today's very strong market and strengthens the possibility to continue with a high dividend stream to the shareholders. The spot chartering capacity and the underlying asset exposure creates significant upside leverage. The low cost of the chartered in and owned fleet in combination with attractive financing already secured, has put the company in a strong financial position both to grow the business and increase the dividend capacity to shareholders. The Board is pleased with the fact that the effort of building a global high quality dry bulk company can be combined with continued high distribution of dividend. Based on the development so far in 2008 the results for Q! Is likely to reflect a strong market and continued high dividend capacity.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Golden Ocean's management's examination of historical operating trends. Although Golden Ocean believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Golden Ocean cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company.

February 12, 2008
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

Golden Ocean Group Limited
Unaudited Consolidated Statement of Operations
(in thousand's of $)

2006 Oct – Dec	2007 Oct - Dec		2007 Jan – Dec	2006 Jan – Dec (audited)
		Operating revenues		
91,253	280,082	Time charter and voyage revenues	704,000	267,099
(1,370)	844	Other income	4,035	3,228
89,883	280,926	Total operating revenues	708,035	270,327
(9)	31,567	Gain/(loss) from sale of assets	74,639	4,108
		Operating expenses		
14,252	43,927	Voyage expenses and commission	97,537	47,575
6,291	5,722	Ship operating expenses	25,102	11,374
54,107	160,566	Charterhire expenses	393,141	144,152
2,226	2,358	Administrative expenses	9,420	7,259
3,862	2,175	Depreciation	15,468	10,145
80,738	214,747	Total operating expenses	540,668	220,505
9,136	97,746	Net operating income	242,006	53,930
		Other income/(expenses)		
403	1,326	Interest income	3,536	1,100
(4,887)	(4,621)	Interest expense	(19,530)	(17,098)
1,158	139	Gain on sale of marketable securities	1,857	3,261
(121)	1,361	Gain/loss from freight future contracts	(26,444)	4,369
(457)	1,348	Other financial items	(363)	124
-	-	Loss on lease	-	(1,983)
-	-	Impairment loss	-	(8,000)
(3,904)	(447)	Net other income/(expenses)	(40,944)	(18,227)
(51)	(92)	Taxation	(92)	(51)
5,181	97,207	Net income	200,970	35,652
$0.02	$0.36	Basic earnings per share	$0.74	$0.14
$0.02	$0.34	Fully diluted earnings per share	$0.71	$0.13

Golden Ocean Group Limited
Unaudited Consolidated Balance Sheet

(in thousand's of $)	2007 Dec 31	2006 Dec 31 (audited)
ASSETS		
Current		
Cash and cash equivalents	291,023	32,271
Restricted cash	15,210	8,500
Non current assets available for sale	47,375	-
Other current assets	133,796	58,022
Total current assets	487,404	98,793
Long-term		
Vessels and equipment, net	71,399	155,047
Vessels under finance lease	172,851	223,382
Vessel purchase options	-	28,832
Newbuildings	428,259	14,355
Investment in future net revenue	23,907	30,795
Deferred charges and other long-term assets	-	1,011
Total assets	1,183,820	552,215

LIABILITIES AND STOCKHOLDERS' EQUITY		
Short term		
Short term and current portion of long term debt	227,137	50,473
Other current liabilities	151,087	74,694
Total current liabilities	378,224	125,167
Long term		
Long term debt	425,456	159,462
Finance lease obligation	127,335	130,460
Deferred income	71,280	-
Stockholders' equity	181,525	137,126
Total liabilities and stockholders' equity	1,183,820	552,215

Golden Ocean Group Limited
Unaudited Consolidated Statement of Cashflows
(in thousand's of $)

2006 Oct-Dec	2007 Oct-Dec		2007 Jan-Dec	2006 Jan-Dec (audited)
		OPERATING ACTIVITIES		
5,181	97,207	Net income	200,970	35,653
		Adjustments to reconcile net income to net cash provided by operating activities:		
2,816	1,575	Amortisation of investment in future net income	6,888	14,216
3,935	2,131	Depreciation and amortisation	16,150	10,395
(1,149)	(29,849)	Gain on sale of assets	(74,639)	(7,369)
419	178	Other	1,618	11,028
		Net change in:		
13,145	(48,944)	Operating assets and liabilities	(16,125)	4,802
24,347	22,298	Net cash used in operating activities	134,862	68,725
		INVESTING ACTIVITIES		
(27,910)	(136,806)	Purchase of fixed assets	(413,933)	(78,955)
(15,206)	-	Acquisition of business assets	-	(38,006)
-	72,829	Proceeds from the sale of vessels	234,726	31,571
-	-	Proceeds from the sale of investment in subsidiaries	-	51,950
(2,645)	(14,150)	Purchase of marketable securities	(33,526)	(18,457)
10,130	13,391	Sale of marketable securities	35,383	21,718
(35,631)	(64,736)	Net cash provided by/(used in) investing activities	(177,350)	(30,179)
		FINANCING ACTIVITIES		
(130)	(1,990)	Payment of debt financing charges	(3,612)	(313)
(3,290)	(23,814)	Repayment of finance lease obligation	(57,148)	(7,923)
(15,520)	(15,612)	Repayment of short and long term debt	(184,357)	(95,906)
43,701	319,692	Proceeds from short and long term debt	648,242	69,701
-	71,280	Change in deferred income	71,280	-
-	(135,883)	Payment of dividends	(171,162)	-
-	-	Settlement of options	(2,248)	-
-	245	Proceeds from issue of shares	245	20,182
6,000	-	Reclassified as restricted cash	-	(8,500)
30,761	213,918	Net cash provided by/(used in) financing activities	301,240	(22,759)
19,477	171,480	Net increase/(decrease) in cash and cash equivalents	258,752	15,787
12,794	119,543	Cash and cash equivalents at start of period	32,271	16,484
32,271	291,023	Cash and cash equivalents at end of period	291,023	32,271

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
44	February 12, 2008	Press Release - Q4 2007 Presentation

GOGL - Q4 2007 Presentation

Press release from Golden Ocean Group Ltd. 12.02.2008

Please find enclosed the presentation of the Preliminary Fourth Quarter 2007 Results, held in the morning on Tuesday February 12, 2008.

Oslo, February 12, 2008
Q4 2007 Presentation

 Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59


GOLDEN
OCEAN

Golden Ocean Group Limited
Q4 2007 Results
February 12, 2008


GOLDEN
OCEAN

PROFIT & LOSS

2006 Oct - Dec	2007 Oct - Dec	*(in thousands of $)*	2007 Jan - Dec	2006 Jan - Dec
		Operating Revenues		
91,253	280,082	Time charter revenues	704,000	267,099
(1,370)	844	Other Income	4,035	3,228
89,883	280,926	Total operating revenues	708,035	270,327
(9)	31,567	Gain (loss) from sale of assets	74,639	4,108
		Operating expenses		
14,252	43,927	Voyage expenses and commission	97,537	47,575
6,291	5,722	Ship operating expenses	25,102	11,374
54,107	160,566	Charterhire expenses	393,141	144,152
2,226	2,357	Administrative expenses	9,420	7,259
3,862	2,175	Depreciation	15,468	10,145
80,738	214,747	Total operating expenses	540,668	220,505
9,136	97,746	Net operating income	242,006	53,930
		Other income (expenses)		
403	1,326	Interest income	3,536	1,100
(4,887)	(4,621)	Interest expense	(19,530)	(17,098)
1,158	139	Gain on sale of marketable securities	1,857	3,261
(121)	1,361	Gain on freight future contracts	(26,444)	4,369
(458)	1,348	Other financial items	(363)	124
		Loss on Lease		(1,983)
		Impairment loss		(8,000)
(3,905)	(447)	Net other income (expenses)	(40,944)	(18,227)
(51)	(92)	Taxation	(92)	(51)
5,181	97,207	Net income	200,970	35,652
$0.02	$0.36	Basic earnings per share	$0.74	$0.14


GOLDEN
OCEAN

Net income / Dividends

Net Income Q4 2007 - $97.2 million

EPS - $0.36

Dividend per share $0.30


Net income (in $ million)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
5.1
10.0
15.3
5.2
25.2
25.6
52.9
97.2
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Per Share ($ cent)
60
50
40
30
20
10
0
2
4
6
5
2
3
9
5
9
50
20
30
36
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 2007
Dividend per share ($)
EPS ($)


GOLDEN
OCEAN

BALANCE SHEET

(in thousands of $)	'2007 Dec 31	'2006 Dec 31
ASSETS		
Current		
Cash and cash equivalents	306,233	40,771
Other current assets	181,171	58,022
Total current assets	487,404	98,793
Long-term		
Vessels and equipment, net	71,399	155,047
Vessels under finance lease	172,851	223,382
Vessel purchase options	-	28,832
Newbuildings	428,259	14,355
Investment in future net income	23,907	30,795
Deferred charges and other long-term assets		1,011
Total assets	1,183,820	552,215
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short term		
Short term and current portion of long-term debt	227,137	50,473
Current portion of finance lease obligation	13,657	13,976
Other current liabilities	137,430	60,718
Total current liabilities	378,224	125,167
Long-term		
Long-term debt	425,456	159,462
Finance lease obligation	127,335	130,460
Deferred income	71,280	
Stockholders' equity	181,525	137,126
Total liabilities and stockholders' equity	1,183,820	552,215


GOLDEN
OCEAN

Main events Q4 2007 / Q1 2008

- In October 2007, the Company agreed to sell one of the Company's Capesize newbuildings for net sale proceeds of $145 million. Delivery to the buyers is expected to take place in May 2008. This transaction will give a positive result of approximately $70 million.

- In October 2007, the Company agreed to get released from the bare boat agreements for the two 1994 built Panamax vessels "M/V Golden Jade" and "M/V Golden Jasmine" against purchasing the vessels for $14.5 million per vessel. Simultaneously the Company agreed to sell the two vessels for net sale proceeds of $124.1 million in total. Delivery to the buyers is expected to take place in May 2008. This transaction will give a positive addition to net income of approximately $77.9 million, and is estimated to release approximately $88 million in additional liquidity.

- In October 2007, the Company acquired eight newbuilding contracts at Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China. The vessels of 80.000 dwt will be delivered quarterly from September 2009. The delivered cost for the eight vessels is estimated to be about $410 million in total.

- In November 2007, the Company agreed to sell the six panamax newbuildings contracted in March 2007 at Pipavav Shipyard in India. The vessels are sold for net sale proceeds of $352.8 million, and delivery to the buyers is expected to take place between March 2009 and July 2010. The transaction will give a positive result of approximately $127 million, and this will be recorded at delivery of the vessels.

- In December 2007, the Company issued a Convertible Bond of $200 million. The senior unsecured convertible bond have an annual coupon of 3,625% payable semi-annually in arrear and a conversion price of $8.2588 per bond representing a conversion premium of 40% of the volume weighted average price of the Company's shares on the Oslo Stock Exchange up to the pricing of the bonds on 7 December 2007.


GOLDEN
OCEAN

Main events Q4 2007 / Q1 2008

- In January 2008, the Company agreed to sell one of the capesize newbuildings contracted in December 2006 at Daehan Shipbuilding Co., South Korea. The vessel is sold for net sale proceeds of $121.4 million and delivery to the buyers is expected to take place in August 2008. The transaction will give a positive result of approximately $46.4 million.

- In January 2008, the Company acquired 3.5 million of its own shares. The shares were acquired at an average price of NOK 25.43 per share. The shares are held as treasury shares. In total the Board has approved the purchase of up to a total maximum of 27.2 million shares.

- In February 2008, the Company acquired two newbuilding contacts at Zhoushan Jinhaiwan Shipyard in China. In addition the Company has an option to acquire two additional vessels. The vessels of 80,000 dwt will be delivered during 2011 and are sister vessels of the series ordered in October 2007. The delivered cost for the vessels is estimated to be about $52 million per vessel.


GOLDEN
OCEAN

Main events Q4 2007 / Q1 2008

LONG TERM TIME CHARTER CONTRACTS:

Vessel(s)	Period	Daily rate (gross)	Delivery
Mulberry Paris / Mulberry Wilton	5 Years	51,250	March 2008
2 Kamsarmaxes (Jinhaiwan)	5 Years	28,000	Second half 2010
Golden Lyderhorn	3 Years	51,000	April 2008
Channel Navigator	5 Years	53,500	April 2009
1 Capesize (Jinhaiwan)	10 Years	40,500	Second half 2009
4 Kamsarmaxes (Jinhaiwan)	10 Years	24,500/24,000	2010 and 2011

Spot exposure (in percent)

	2008	2009	2010
Panamax	37	42	55
Capesize	0	4	19


GOLDEN
OCEAN

Newbuildings

Panamax / Kamsarmax

Yard	Vessels	Sold	Delivery	Open vessels
Rong Sheng (China)	6	2	Q108/Q308	0
Jinhaiwan (China)	10		Q309/Q211	4
Pipavav (India)	6	6	Q209/Q310	0

- Total investment: approx $1.713 million (33 vessels)
- Installments paid as per Q4 2007: $414 million
- Sold 10 vessels with a total profit of approx: $260 million
- Of the remaining 23 vessels, 15 vessels are fixed out on 5 or 10 years time charter contracts

Capesize

Yard	Vessels	Sold	Delivery	Open vessels
Jinhaiwan (China)	5		Q409/Q310	4
Daehan (Korea)	6	2 (4)	Q208/Q109	0

Capital Expenditure 2008 - 2011

(USD Million)	2008	2009	2010	2011
Total	566	374	291	69
Excluding vessels sold	288	283	256	69


GOLDEN
OCEAN

EXTREMELY HIGH UTILIZATION OF THE DRY BULK FLEET....

SUPPLY, DEMAND AND UTILIZATION RATE
DRY BULK FLEET 10.000 DWT +
MILL DWT
UTILIZATION RATE
400
300
200
100
110
100
90
80
70
SUPPLY
DEMAND
UTILIZATION RATE
93.1
94.1
95.1
96.1
97.1
98.1
99.1
2000.1
2001.1
2002.1
2003.1
2004.1
2005.1
2006.1
2007.1
DEMAND FOR TRADING
TOTAL FLEET
UTILIZATION RATE

ANNUAL CHANGES IN SUPPLY AND DEMAND
PERCENT CHANGE FROM YEAR BEFORE
15
10
5
0
2000
01
02
03
04
05
06
07
SUPPLY
DEMAND


RS Platou

R.S. Platou Economic Research a.s


GOLDEN
OCEAN

Freight rates rebounding, ending sharp downward correction


Average Spot TC -Rates
Cape TCAvg
Panamax TCAvg
Supramax TCAvg
Handy TCAvg
TC-Rate ($/day)
220,000
200,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000

Series	Updating	Date	Denom.	Previous	Last	Change	%Change
Cape TCAvg	Daily	08-Feb-08	$/d	103 364	108 620	5 256	5%
Panamax TCAvg	Daily	08-Feb-08	$/d	46 028	48 397	2 369	5%
Supramax TCAvg	Daily	08-Feb-08	$/d	40 457	40 919	462	1%
Handy TCAvg	Daily	08-Feb-08	$/d	27 404	27 401	- 3	0%

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

FFA sentiment is bottoming out


Panamax 4TC Futures Quarterly
Panamax TCAvg
Fut PM4TC Q108
Fut PM4TC Q208
Fut PM4TC Q308
Fut PM4TC Q408
TC-Rate ($/day)
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
18.Nov
25.Nov
02.Dec
09.Dec
16.Dec
23.Dec
30.Dec
06.Jan
13.Jan
20.Jan
27.Jan
03.Feb

Series	Updating	Date	Denom.	Previous	Last	Change	%Change
Panamax TCAvg	Daily	08-Feb-08	$/d	46 028	48 397	2 369	5%
Fut PM4TC Q108	Daily	31-Jan-08	$/d	54 557	54 350	- 207	0%
Fut PM4TC Q208	Daily	07-Feb-08	$/d	59 181	61 236	2 055	3%
Fut PM4TC Q308	Daily	07-Feb-08	$/d	55 986	57 689	1 703	3%
Fut PM4TC Q408	Daily	07-Feb-08	$/d	55 111	57 028	1 917	3%

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Why the decline in freight rates?

- disruptions to iron ore & coal cargoes
  - Brazilian iron ore exports (min 5 Mt lost in 1q08)
  - Queensland floods
  - Chinese energy shortages
  - Richards Bay rail link/power cuts at mines
  - Baltimore pier damage
  - Indonesian rains
  - Russian railcars
  - annual iron ore contract negotiations

Source: SSY


GOLDEN
OCEAN

Why the decline in freight rates?

- disruptions to iron ore & coal cargoes
- poor Australian wheat crop/slowdown in US grain effect
- easing in PRC minor bulk trades
  - steel exports
  - nickel ore/bauxite imports
- negative macroeconomic influences on sentiment
  - credit crunch & US economic slowdown
  - rising Chinese inflation

Source: SSY

GOLDEN OCEAN

US housing starts


Housing starts
(annual rate, seasonally adjusted, million)
Source: US Census Bureau
2.5
2.3
2.1
1.9
1.7
1.5
1.3
1.1
0.9
Jan-00
May-00
Sep-00
Jan-01
May-01
Sep-01
Jan-02
May-02
Sep-02
Jan-03
May-03
Sep-03
Jan-04
May-04
Sep-04
Jan-05
May-05
Sep-05
Jan-06
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08

GOLDEN OCEAN

Freight and the stock market



BDI
DJIA
12,000
10,000
8,000
6,000
4,000
2,000
0
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
Jan-98
Jul-98
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08

Source: SSY

US & China imports as a % share of estimated seaborne trade



GOLDEN
OCEAN
%
25
20
15
10
5
0
Oil USA
Oil China
--
Dry Bulk USA
Dry Bulk China
Source: SSY

Steel prices & the freight market (monthly averages)



GOLDEN
OCEAN
Index
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
600
550
500
450
400
350
300
250
200
$/tonne
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Baltic Dry Index
Composite Price

Source: SSY


GOLDEN
OCEAN

Pent-up demand for seaborne imports into China


Monthly import to China from All by Panamax and Capesize
million dwt
0.0
5.0
10.0
15.0
20.0
25.0
30.0
35.0
40.0
Nov.06
Dec.06
Jan.07
Feb.07
Mar.07
Apr.07
May.07
Jun.07
Jul.07
Aug.07
Sep.07
Oct.07
Nov.07
Dec.07
Jan.08
Iron
Coa
Gra
Oth
???
Monthly import to China of all commodities by Panamax and Capesize
Australia
South America
North America
Africa
India
SE Asia
Other

- Reduced imports of iron ore and coal into China recently
- Caused by mining, railroad and terminal setbacks in Brazil, Australia and Indonesia
- Pent-up demand for cargo will create burst in new activity

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Freight distances will increase


Average voyage distance for Panamax and Capesize
Distance (nmiles)
15000.00
14500.00
14000.00
13500.00
13000.00
12500.00
12000.00
Nov.06
Dec.06
Jan.07
Feb.07
Mar.07
Apr.07
May.07
Jun.07
Jul.07
Aug.07
Sep.07
Oct.07
Nov.07
Dec.07
Jan.08
All voyages

- Freight distances have become shorter because of exports from Brazil postponed
- Re-opening of Brazilian exports will boost Atlantic activity and spur more trade into the Pacific
- Increase freight distances and thus ton-mile demand

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Port congestion re-appearing in Newcastle


Monthly average port time for Panamax and Capesize
total days per call
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Dec.06
2007
Feb.07
Mar.07
Apr.07
May.07
Jun.07
Jul.07
Aug.07
Sep.07
Oct.07
Nov.07
Dec.07
2008
2006
2007
Australia
South America
North America
India

- Port congestion is becoming more severe in Newcastle, Australia where 35 vessels are waiting to load coal for Asian destinations
- Will offer charterers fewer vessels to choose among
- Tightening in vessel capacity utilization

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Economic growth is shifting rapidly to Asia

EU-27
2005 2006 2007 2008 2009
2,0 % 3,5 % 2,0 % 1,9 % 2,9 %
China
2005 2006 2007 2008 2009
9,8 % 11,1 % 11,4 % 10,7 % 9,4 %
United States
2005 2006 2007 2008 2009
2,9 % 2,6 % 2,7 % 1,8 % 3,0 %
Japan
2005 2006 2007 2008 2009
2,8 % 2,5 % 1,1 % 2,0 % 2,1 %
Other Asia
2005 2006 2007 2008 2009
5,2 % 6,6 % 6,1 % 6,2 % 6,2 %

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Importance of weak US dollar


USD exchange rate and Panamax bulk carriers
Panamax, USD per day
100 000
80 000
60 000
40 000
20 000
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
1,6
1,5
1,4
1,3
1,2
1,1
1,0
0,9
0,8
EUR/USD
Panamax bulk carrier
USD/EUR

- Lower Fed interest rate has made the US dollar weaker compared with the Euro
- Propped up purchasing power of European commodity buyers and charterers
- Coinciding with the Chinese RMB appreciating against the US dollar

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Demand for dry bulk cargo, mill. tons


4000
3500
3000
2500
2000
1500
1000
500
0
8,0 %
7,0 %
6,0 %
5,0 %
4,0 %
3,0 %
2,0 %
1,0 %
0,0 %
2006
2007
2008
2009
2010
Other
Steel products
Grain
Steam coal
Met coal
Iron ore
Growth

- Demand for dry bulk cargo will increase by 6.5 % per year from 2007 to 2010
- Largest growth in iron ore and steam coal
- Subdued growth for minor commodities

Mill. tons	2006	2007	2008	2009	2010	Contribution to total growth 2007-2010
Iron ore	729	785	844	921	1030	39,7 %
	10,3 %	8,3 %	7,5 %	9,1 %	11,8 %	
Met coal	190	215	229	245	261	7,5 %
	3,3 %	10,8 %	6,5 %	7,0 %	6,5 %	
Steam coal	544	584	657	731	802	35,3 %
	7,3 %	8,3 %	12,5 %	11,3 %	9,7 %	
Grain	226	243	260	276	290	7,6 %
	4,7 %	6,4 %	7,0 %	6,2 %	5,1 %	
Steel products	236	230	235	240	246	2,6 %
	4,2 %	-1,8 %	2,2 %	2,1 %	2,5 %	
Other	699	732	743	760	777	7,3 %
	1,7 %	-0,1 %	1,5 %	2,3 %	2,2 %	
Sum	2624	2789	2968	3173	3406	100,0 %
Growth	5,8 %	5,2 %	6,4 %	6,9 %	7,3 %	

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Continued high growth in Chinese steel production


Crude Steel Production
China crude steel
JPN crude steel
South Korea crude steel
EU15 crude steel
EU25 crude steel
Mill tons
50
45
40
35
30
25
20
15
10
5
0
2006
2007

- Chinese steel production continues on its upward trend
- More reliant on domestic market for steel products
- Less exports of steel products to overseas markets

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Chinese iron ore production levelling off


China Iron Ore Balance
China iron ore production
China iron ore imp
China crude steel
China iron ore stock
Mill Tons
80
70
60
50
40
30
20
10
2006
2007
2008

- Chinese domestic iron ore production is levelling off
- Higher requirement for imports from overseas producers
- As India is restricting trade, China must look for more iron ore from farther-away sources in Australia and Brazil

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Iron ore flows to China

Chinese iron ore imports by source

	2007	2008	2009	2010
India & Other Asia	102,4	100,4	104,6	113,6
% total	27,6 %	23,5 %	21,3 %	19,3 %
Australia	148,0	181,9	215,1	264,6
% total	39,9 %	42,5 %	43,7 %	44,9 %
Brazil	82,2	102,7	122,3	150,9
% total	22,1 %	24,0 %	24,9 %	25,6 %
Other	38,6	42,7	49,5	59,8
% total	10,4 %	10,0 %	10,1 %	10,2 %
Total	371,2	427,7	491,5	588,9
% total	100,0 %	100,0 %	100,0 %	100,0 %

- India is putting a cap on iron ore exports to China in order to provide more feedstock for the Indian steel producton
- Australia is boosting iron ore production and exports, but could suffer more capacity constraints
- Brazil has come off from a bad start in 2008, but producers are promising better outflow and more expansions

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

EXISTING FLEET AND ON ORDER BY YEAR OF DELIVERY

MILL. DWT. AS PER 1. FEBRUARY 2008

DWT	EXIST.FLEET*	ON ORDER	Deliveried 2008	Rest 2008	2009	2010	2011	2012+	ON ORDER IN % OF EXIST.FLEET
BULK CARRIERS									
Handy									
10-14,999	3.6	0.1	0.0	0.1	0.0	0.0	0.0	0.0	2.5
15-19,999	7.1	0.4	0.0	0.1	0.1	0.1	0.0	0.0	5.0
20-29,999	35.6	2.0	0.2	1.0	0.4	0.4	0.2	0.0	5.6
30-39,999	33.9	15.3	0.1	2.1	5.6	4.6	2.4	0.7	45.2
Total Handy	80.2	17.8	0.3	3.3	6.1	5.1	2.6	0.7	22.1
Handymax									
40-52,999	62.6	2.5	0.0	0.6	1.0	0.6	0.1	0.1	3.9
53-59,999 (blt > 1999)	16.9	35.7	0.4	6.4	11.1	11.8	5.9	0.6	211.2
Total Handymax	79.5	38.2	0.4	7.0	12.1	12.4	6.0	0.6	48.0
Total Handy/Handymax	159.8	56.0	0.7	10.3	18.2	17.5	8.6	1.3	35.0
Panamax									
60-79,999	93.9	11.9	0.2	3.6	3.4	2.6	1.4	0.8	12.7
Capesize									
80-99,999	14.5	34.8	0.2	3.5	8.5	13.5	8.2	1.2	240.0
100,000 +	129.0	119.1	0.7	9.9	24.4	48.2	28.4	8.2	92.4
Total Capesize	143.5	153.9	1.0	13.5	32.9	61.7	36.6	9.3	107.3
TOTAL	397.1	221.8	1.9	27.4	54.5	81.8	46.5	11.5	55.9

* Scrapped vessels removed from the fleet when sold for scrap.

Source: R. S. Platou Economic Research a.s


GOLDEN
OCEAN

Age profile of fleet


Age Profile Dry Bulk
Mio ton
100
80
60
40
20
0
0-4
5-9
10-14
15-19
20-24
25-29
30-34
>35
Handysize
Handymax
Panamax
Capesize

- Ageing dry bulk fleet may be subject to more operational constraints and control
- Exit possibilities in scrapping and sales to intra-Chinese trades

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

DRY BULK DEMAND VERY SENSITIVE TO CHANGES IN WORLD GDP

TO DEMONSTRATE THE SENITIVITY , TWO ALTERNATIVE SCENARIOS:

			ECONOMICS ONCE AGAIN OUTPERFORM CONSENSUS			WORLD ECONOMY SHORT TERM DOWNTURN		
	2006	2007	2008	2009	2010	2008	2009	2010
WORLD GDP %	5.4	5.2	5.2	5.2	5.3	3.9	4.8	5.6
STEEL DEMAND %	8.5	7.7	7.7	7.7	7.9	4.0	6.6	9.5
CHINA IRON ORE IMPORTS (MT)	326	385	435	490	540	418	480	540
CHINA STEEL EXPORTS (MT)	52	66	80	95	108	60	71	94
PORT CONGESTION (%)	4.7	7.5	7.0	7.1	7.8	3.5	4.9	7.0
SCRAPPING (MDWT)	2.2	1.0	1.0	1.5	2.3	4.0	7.5	10.0
TONNAGE DEMAND (%)	6.4%	13.0%	8.1%	8.3%	8.9%	4.0%	6.5%	10.3%
FLEET INCREASE (%)	6.8%	6.6%	7.3%	10.8%	15.0%	6.0%	8.1%	12.3%
FLEET UTILIZATION (AVERAGE)	93.3 %	98.9%	99.8%	97.3%	91.2%	96.8%	95.2%	93.2 %


RS Platou

R.S. Platou Economic Research a.s

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
45	March 10, 2008	Press Release - Long term time charter contract

GOGL - Long term time charter contract

Press release from Golden Ocean Group Ltd. 10.03.2008

Golden Ocean Group Limited ("Golden Ocean" or the "Company") is pleased to advise that the Company has fixed out on time charter the Panamax vessel Salvatore Cafiero.

The vessel presently traded in the spot market will be delivered to the Charterer by the end of June 2008 and will be on time charter for the remaining of the "Time Charter in" period (September - December 2010).

The agreed daily time charter hire is $62,000 less 5% total commission against a cash break even rate of $17,550 per day.

This transaction will generate a free cash flow of about $34 million over the time charter period, and this further strengthens Golden Ocean's long term commitment to deliver a high return to the shareholders including a solid dividend.

Hamilton, Bermuda
March 10, 2008

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
46	April 22, 2008	Press Release - Acquisition of Kamsarmax Newbuilding contracts, sale of vessel and long term time charter contract

GOGL - Acquisition of Kamsarmax Newbuilding contracts, sale of vessel and long term time charter contract

Press release from Golden Ocean Group Ltd. 22.04.2008

Golden Ocean Group Limited ("Golden Ocean" or "the Company") is pleased to advise that the Company has declared the options to purchase two Kamsarmax vessels at Zhoushan Jinhaiwan Shipyard (Jinhaiwan) in China.

The vessels of 80,000 dwt will be delivered during 2011 and are "sister vessels" of the series ordered in October 2007. The delivered cost for the vessels is estimated to be about $52 million per vessel.

The Company has agreed to sell the Panamax vessel "M/V Bellflower". The vessel is one of the long term time charter vessels previously acquired from Louis Dreyfus with a purchase option attached to the time charter contract. The vessel will be delivered to the Buyers within the end of February 2009 and the agreed purchase price is about $76 million net. The strike price for the option is about $22 million net and the transaction will thereby free up approximately $54 million in cash liquidity. The transaction will give a positive result of approximately $31 million, and this will be recorded at delivery of the vessel.

The company has also fixed out on time charter one of the Jinhaiwan Capesize newbuildings. The vessel will be delivered to the Charterer during the second half of 2009 for a 5 years time charter contract. The agreed daily time charter hire is $51,000 less 5% total commission. The cash generated from this time charter contract is expected to "write down" the investment to zero during the charter period.

These transactions show the Company's long term commitment to the dry bulk industry and further strengthen Golden Ocean's ability to deliver a high return to their shareholders including a solid dividend.

Hamilton, Bermuda
April 22, 2008

Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO, Golden Ocean Management AS
+47 22 01 73 53

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
47	May 6, 2008	Press Release - Invitation to presentation of Q1 2008 Results

GOGL - Invitation to presentation of Q1 2008 Results

Press release from Golden Ocean Group Ltd. 06.05.2008

Golden Ocean's First Quarter 2008 Results will be released on Friday May 16, 2008. In connection with this a presentation will be held as described below:

Presentation
A presentation of Golden Ocean's First Quarter 2008 Results will take place in Oslo at Stranden 21 (DnB NOR building at Aker Brygge) in the Auditorium on second floor on Friday May 16, 2008 at 08:30 A.M.
If you wish to attend please confirm to our Reception at +47 22 01 73 40.

Oslo, May 5, 2008

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
48	May 16, 2008	Press Release - Interim Results for the Quarter ended March 31, 2008

GOGL - Interim Results for the Quarter ended March 31, 2008

Press release from Golden Ocean Group Ltd. 16.05.2008

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $53.7 million and earnings per share of $0.19 for the first quarter of 2008. This compares with net income and earnings per share of $25.2 million and $0.09 respectively for the first quarter of 2007. Total operating revenues for the first quarter were $223.3 million, total operating expenses were $161.8 million and net other expenses were $7.9 million.

Cash and cash equivalents decreased by $139.7 million during the quarter. The Company generated cash from operating activities of $54.1 million and used for investing and financing activities $111.9 million and $81.9 million respectively. This includes part payments on newbuilding instalments of $114.4 million. During the first quarter the Company repaid $34.5 million in debt and borrowed an additional $57.3 million. In addition the Company purchased its own shares in the amount of $15.9 million.

On May 15, 2008 the Board has declared a dividend of $0.55 per share. The record date for the dividend is May 30, 2008, ex dividend date is May 28, 2008 and the dividend will be paid on or about June 5, 2008.

At March 31, 2008 the total number of shares outstanding in Golden Ocean was 276,540,107 of $0.10 par value each.

The full report is available in the enclosed attachment.

May 16, 2008
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

Q1 2008 Results



Golden Ocean Group Limited

Interim Report March 2008

Interim Results for the Quarter ended March 31, 2008

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $53.7 million and earnings per share of $0.19 for the first quarter of 2008. This compares with net income and earnings per share of $25.2 million and $0.09 respectively for the first quarter of 2007. Total operating revenues for the first quarter were $223.3 million, total operating expenses were $161.8 million and net other expenses were $7.9 million.

Cash and cash equivalents decreased by $139.7 million during the quarter. The Company generated cash from operating activities of $54.1 million and used for investing and financing activities $111.9 million and $81.9 million respectively. This includes part payments on newbuilding instalments of $114.4 million. During the first quarter the Company repaid $34.5 million in debt and borrowed an additional $57.3 million. In addition the Company purchased its own shares in the amount of $15.9 million.

On May 15, 2008 the Board has declared a dividend of $0.55 per share. The record date for the dividend is May 30, 2008, ex dividend date is May 28, 2008 and the dividend will be paid on or about June 5, 2008.

At March 31, 2008 the total number of shares outstanding in Golden Ocean was 276,540,107 of $0.10 par value each.

Corporate and Finance

In January 2008, the Company agreed to sell one of the Capesize newbuildings contracted in December 2006 at Daehan Shipbuilding Co., South Korea. The vessel is sold for net sale proceeds of $121.4 million and delivery to the buyers is expected to take place in August 2008. The transaction will give a positive result of approximately $46.4 million.

In January 2008, the Company acquired 3.5 million of its own shares. The shares were acquired at an average price of NOK 25.43 per share. These shares have been cancelled by the Company. Initially the Board approved the purchase of up to a total maximum of 27.2 million shares. After the cancellation of the 3.5 million shares this authority does now include 23.7 million shares.

In January 2008, the Company fixed out on time charter two of the Kamsarmax newbuildings from Zhoushan Jinhaiwan Shipyard in China. The vessels will be delivered to their charterers during the second half of 2010 for a period of five years and the agreed time charter hire is $28,000 per day less 5% commission.

In January 2008, the Company fixed out on time charter the Panamax vessel Golden Lyderhorn. The vessel were delivered in March to its charterer for a period of 30-36 months and the agreed time charter hire is $51,000 per day less 5% commission.

In February 2008, the Company fixed out on time charter the Capesize vessel Channel Navigator. The vessel will be delivered to its charterer by the end of April 2009 for a period of 5 years and the agreed time charter hire is $53,500 per day less 3.75% commission.

In February 2008, the Company fixed out on time charter one of the Capesize newbuildings contracted at Zhoushan Jinhaiwan Shipyard in China. The vessel will be delivered to its charterer during the second half of 2009 for a period of 10 years and the agreed time charter hire is $40,500 per day less 3.75 per cent commission. The charterer has been granted an option to purchase the vessel for $92 million on completion of the time charter period.

In February 2008, the Company acquired two newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. In addition the Company has an option to acquire an additional two vessels. The vessels of 80,000 dwt will be delivered during 2011 and are sister vessels of the series ordered in October 2007. The delivered cost for the vessels is estimated to be about $52 million per vessel.

In February 2008, the Company fixed out on time charter the Panamax vessel Salvatore Cafiero. The vessel will be delivered to the charterer by the end of June 2008 and will be on time charter for the remaining of the "Time Charter in" period (September - December 2010). The agreed daily time charter hire is $62,000 less 5% total commission per day against a cash break even rate of $17,500 per day.

In April 2008, the Company declared the options to purchase two Karmsarmax vessels at Zhoushan Jinhaiwan Shipyard in China. The vessels of 80,000 dwt will be delivered during 2011 and are sister vessels of the series ordered in October 2007. The delivered cost for the vessels is estimated to be about $52 million per vessel.

In April 2008, the Company agreed to sell the Panamax vessel "M/V Bellflower". The vessel is one of the long term time charter vessels previously acquired from Louis Dreyfus with a purchase option attached to the time charter contract. The vessel will be delivered to the Buyers within the end of February 2009 and the agreed purchase price is about $76 million net. The strike price for the option is about $22 million net and the transaction will thereby free up approximately $54 million in cash liquidity. The transaction will give a positive result of approximately $31 million, and this will be recorded at delivery of the vessel.

In April 2008, the Company fixed out on time charter one of the Jinhaiwan Capesize newbuildings. The vessel will be delivered to the Charterer during the second half of 2009 for a five years time charter contract. The agreed daily time charter hire is $51,000 less 5 per cent total commission. The cash generated from this time charter contract is expected to write down the investment to zero during the charter period.

The Market

The downward trend in the market which took place towards the end of last year continued into first quarter of 2008. When the Baltic's broadly based Dry Index bottomed out on the January 29. 2008, almost 30 per cent of its value had been lost since the start of the year. For the Capesize segment specifically it had shed almost half of its daily time charter revenue in the spot market.

However, the market recovered and even though the average earnings ended well below the fourth quarter of 2007, it was still 50 per cent higher than the similar quarter in 2007.

The Capesize market averaged at $117,500 per day in the first quarter of 2008 against $175,000 per day for the fourth quarter of 2007. The corresponding numbers for Panamax were $58,200 per day for the first quarter of 2008 against $82,500 for the fourth quarter of 2007.

There are some obvious reasons for the retrenchment in earnings for dry cargo Owners:

- An accident at the Itaguai terminal in Brazil and a decision made by Vale to postpone or cancel a number of shipments led to lower "long sailing distance" exports of iron ore.
- The seasonal cyclone activity was quite severe and resulted in flooding in Queensland (Australia).
- Chinese energy shortages due to severe weather and Indonesian rains had an impact on coal transportation.

The total dry bulk fleet had a net fleet growth of 6.1 million dwt which corresponds to 1.5 per cent growth compared to the previous quarter. In total 13 Capesize vessels, 10 Post Panamax vessels and 15 Panamax vessels were delivered during the first quarter of 2008.

Both second hand values and newbuilding contracts were holding steady during the first quarter in spite of the weaker spot market, indicating a positive long term outlook among dry bulk asset investors. We believe that the value of a five year Panamax was $82 million by the end of the quarter while a similar aged Capesize is believed to be worth $142 million.

Our estimate is that a Panamax contract in the first quarter of 2008 was priced at $50 million and a Capesize contract to be priced at $95 million.

Outlook and strategy

The Company has during the last quarter continued its opportunistic asset play by selling one vessel. Further long term time charter contracts at attractive levels have been secured. In addition Golden Ocean has shown its commitment to grow the Company by declaring optional contracts for two Kamsarmax new buildings. The Company has continued to show its ability to benefit from its short term trading capability.

The market has been driven by the Iron ore imports to China reached 42.85 million metric tonnes in April, which was a new single month record. There are reasons to believe that China will beat consensus forecast for their 2008 iron ore imports with a solid margin.

In addition steam coal as energy source continues to grow fast, given the fact that it is economically favourable compared to other energies. It is also considered to be politically "safer" compared to oil.

The steel industry and coal for the energy sector accounts for more than 65 per cent of the dry bulk trade. We believe transportation of commodities related to these two sectors will continue to grow by around 10 per cent this year.

The major challenge going forward is the sizeable order book which now represents 60 per cent of the existing fleet. We do however see more and more delays from the new capacity ("Greenfield") yards. In addition many yards are facing difficulties to secure "refund" guarantees. Consequently we are of the opinion that the actual delivery program will be reduced and also postponed.

Given the demand and supply factors stated above, we continue to believe that utilisation of the dry bulk fleet will remain high over the next 12 to 18 months. Golden Ocean has utilised the strength in the chartering market to secure good long term charter contracts for forward delivery positions. This has been done to reduce the risk related to the substantial new building commitment the Company has entered into, as well as securing a strong long term cash flow.

Both for the remainder of 2008 and 2009 Golden Ocean has 32 per cent open capacity within the Panamax segment. Within the Capesize segment there is currently no market exposure.

The low cost of the chartered in and owned fleet in combination with attractive financing already secured, has put the company in a strong financial position both to grow the business and increase the dividend capacity to shareholders.

The result for Q2 2008 will be positively influenced by gain of sale of vessels estimated to USD 168 million. Two of these vessels have already been delivered to new owners, while the last vessel is expected to be delivered by the end of June 2008. The USD 0.55 dividend proposed for Q1 reflects part of the proceeds received from these sales.

The Board is satisfied with the recent developments in the Company and is excited by the Company's ability to generate strong medium to long term return to shareholders. The results for the second quarter of 2008 will reflect the positive development in the Company as well as the current strength of the market.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Golden Ocean's management's examination of historical operating trends. Although Golden Ocean believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Golden Ocean cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company.

May 16, 2008
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

Golden Ocean Group Limited
Unaudited Consolidated Income Statement
(in thousand's of $)

	2008 Jan – Mar	2007 Jan – Mar	2007 Jan – Dec
Operating revenues			
Time charter and voyage revenues	218,836	120,634	704,000
Other income	4,513	588	4,035
Total operating revenues	223,349	121,222	708,035
Gain from sale of assets	-	9,500	74,639
Operating expenses			
Voyage expenses and commission	38,499	18,599	97,537
Ship operating expenses	3,854	6,360	25,102
Charterhire expenses	113,090	66,851	393,141
Administrative expenses	4,035	2,487	9,420
Depreciation	2,326	4,776	15,468
Total operating expenses	161,804	99,073	540,668
Net operating income	61,545	31,649	242,006
Other income/(expenses)			
Interest income	2,470	556	3,536
Interest expense	(6,232)	(5,429)	(19,530)
Gain on sale of marketable securities	2	(39)	1,857
Loss from freight future contracts	(3,212)	(1,208)	(26,444)
Other financial items	(910)	(308)	(363)
Net other expenses	(7,882)	(6,428)	(40,944)
Taxation	-	-	(92)
Net income	53,663	25,221	200,970
Basic earnings per share	$0.19	$0.09	$0.74
Fully diluted earnings per share	$0.19	$0.09	$0.71

Golden Ocean Group Limited
Unaudited Consolidated Balance Sheet

(in thousand's of $)	2008 Mar 31	2007 Mar 31	2007 Dec 31
ASSETS			
Current			
Cash and cash equivalents	151,317	62,091	291,023
Restricted cash	15,210	8,500	15,210
Non-current assets available for sale	47,375	-	47,375
Other current assets	128,274	71,318	133,796
Total current assets	342,176	141,909	487,404
Long-term			
Vessels and equipment, net	106,759	113,349	71,399
Vessels under finance lease	171,403	302,740	172,851
Newbuildings	506,332	120,732	428,259
Investment in future net revenue	22,335	28,845	23,907
Total assets	1,149,005	707,575	1,183,820

LIABILITIES AND SHAREHOLDERS' EQUITY			
Short term			
Short term and current portion of long term debt	223,257	113,327	227,137
Other current liabilities	141,437	103,610	151,087
Total current liabilities	364,694	216,937	378,224
Long term			
Long term debt	454,933	165,366	425,456
Finance lease obligation	123,878	176,018	127,335
Deferred income	71,280	-	71,280
Stockholders' equity	134,220	149,254	181,525
Total liabilities and shareholders' equity	1,149,005	707,575	1,183,820

Golden Ocean Group Limited
Unaudited Consolidated Cashflow Statements
(in thousand's of $)

	2008 Jan-Mar	2007 Jan-Mar	2007 Jan-Dec
OPERATING ACTIVITIES			
Net income	53,663	25,221	200,970
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortisation of investment in future net income	1,572	1,950	6,888
Interest income	(2,470)	(556)	(3,536)
Depreciation and amortisation	2,479	5,081	16,150
Gain on sale of assets	-	(9,461)	(74,639)
Other	175	425	1,618
Net change in:			
Operating assets and liabilities	(1,365)	10,623	(4,625)
Net cash provided by operating activities	54,054	33,283	142,826
INVESTING ACTIVITIES			
Interest received	2,470	556	3,536
Purchase of fixed assets	(114,379)	(106,406)	(413,904)
Payment for vessels, previously classified as finance leases	-	-	(43,343)
Proceeds from the sale of vessels	-	49,628	231,547
Purchase of marketable securities	(597)	(4,497)	(32,628)
Sale of marketable securities	599	4,458	35,383
Net cash used in investing activities	(111,907)	(56,261)	(219,409)
FINANCING ACTIVITIES			
Payment of debt financing charges	(80)	(702)	(3,612)
Repayment of finance lease obligation	(3,346)	(3,403)	(16,341)
Repayment of short and long term debt	(34,542)	(95,220)	(184,357)
Proceeds from short and long term debt	57,260	165,692	648,241
Change in deferred income	-	-	71,279
Payment of dividends	(84,071)	(13,569)	(171,162)
Settlement of options	(2,430)	-	(2,248)
Purchase of own shares	(15,889)	-	-
Proceeds from issue of shares	1,245	-	245
Net cash provided by (used in) financing activities	(81,853)	52,798	342,045
Net increase (decrease) in cash and cash equivalents	(139,706)	29,820	265,462
Cash and cash equivalents at start of period	306,233	40,771	40,771
Cash and cash equivalents at end of period	166,527	70,591	306,233

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
49	May 16, 2008	Press Release - Q1 2008 Presentation

GOGL - Q1 2008 Presentation

Press release from Golden Ocean Group Ltd. 16.05.2008

Please find enclosed the presentation of the Preliminary First Quarter 2008 Results, held in the morning on Friday May 16, 2008.

Oslo, May 16, 2008
Q1 2008 Presentation


GOLDEN
OCEAN

Golden Ocean Group Limited
Q1 2008 Results
May 16, 2008


GOLDEN
OCEAN

Profit & Loss

(in thousands of $)	2008 Jan - Mar	2007 Jan - Mar	2007 Jan - Dec
Operating Revenues			
Time charter revenues	218,837	120,634	704,000
Other Income	4,513	588	4,035
Total operating revenues	223,349	121,222	708,035
Gain (loss) from sale of assets	-	9,500	74,639
Operating expenses			
Voyage expenses and commission	38,499	18,599	97,537
Ship operating expenses	3,854	6,360	25,102
Charterhire expenses	113,090	66,851	393,141
Administrative expenses	4,035	2,487	9,420
Depreciation	2,326	4,776	15,468
Total operating expenses	161,804	99,073	540,668
Net operating income	61,545	31,649	242,006
Other income (expenses)			
Interest income	2,470	556	3,536
Interest expense	(6,385)	(5,124)	(19,530)
Gain on sale of marketable securities	2	(39)	1,857
Gain on freight future contracts	(3,212)	(1,208)	(26,444)
Other financial items	(757)	(613)	(363)
Net other income (expenses)	(7,882)	(6,428)	(40,944)
Taxation			(92)
Net income	53,663	25,221	200,970
Basic earnings per share	$0.19	$0.09	$0.74


GOLDEN
OCEAN

Net income / Dividends

Net Income Q1 2008 - $53.7 million

EPS - $0.19

Dividend per share $0.55


Net income (in $ million)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
5.1
10.0
15.3
5.2
25.2
25.6
52.9
97.2
53.7
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 2008


Per Share ($ cent)
60
50
40
30
20
10
0
2
4
6
5
2
3
9
5
9
50
20
30
36
55
19
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 2007
Q1 2008
Dividend per share ($)
EPS ($)


GOLDEN
OCEAN

Balance Sheet

(in thousands of $)	'2008 Mar 31	'2007 Mar 31	'2007 Dec 31
ASSETS			
Current			
Cash and cash equivalents	166,527	70,591	306,233
Other current assets	175,649	71,318	181,171
Total current assets	342,176	141,909	487,404
Long-term			
Vessels and equipment, net	106,759	113,349	71,399
Vessels under finance lease	171,403	302,740	172,851
Newbuildings	506,332	120,732	428,259
Investment in future net income	22,335	28,845	23,907
Total assets	1,149,005	707,575	1,183,820
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term and current portion of long-term debt	223,257	113,327	227,137
Current portion of finance lease obligation	13,768	18,240	13,657
Other current liabilities	127,669	85,370	137,430
Total current liabilities	364,694	216,937	378,224
Long-term			
Long-term debt	454,933	165,366	425,456
Finance lease obligation	123,878	176,018	127,335
Deferred Income	71,280	-	71,280
Stockholders' equity	134,220	149,254	181,525
Total liabilities and stockholders' equity	1,149,005	707,575	1,183,820


GOLDEN
OCEAN

Main events Q1 2008 / Q2 2008

- January 2008
  - Daehan Capesize newbuilding sold for $121.4 million with delivery August 2008. Expected to give a positive result of approximately $46.4 million.
  - Share buy-back. 3.5 million shares at an average price of NOK 25.43 per share. These shares have been cancelled by the Company.
  - Time charter contract on two of the Kamsarmax newbuildings from Zhoushan Jinhaiwan Shipyard in China. Time charter hire of $28,000 per day less 5% commission for five years with delivery second half 2010.
  - Time Charter contract on the Panamax vessel Golden Lyderhorn. Time charter hire of $51,000 per day less 5% commission for a period of 30-36 months. Vessel already delivered.
- February 2008
  - Time Charter contract on the Capesize vessel Channel Navigator. Time charter hire of $53,500 per day less 3,75% commission for a period of 5 years with delivery by the end of April 2009.
  - Time charter contract one of the Capesize newbuildings from Zhoushan Jinhaiwan Shipyard in China. Time charter hire of $40,500 per day less 3,75% commission for 10 years with delivery second half 2009. Purchase option at the end of the contract at $92 million.
  - Two Kamsarmax newbuilding contracts at Zhoushan Jinhaiwan Shipyard in China. Delivered cost for the vessels at approximately $52 million. In addition the Company has an option to acquire an additional two vessels. Delivery during 2011.


GOLDEN
OCEAN

Main events Q1 2008 / Q2 2008

- March 2008
  - Time Charter contract on the Panamax vessel Salvatore Cafiero. Time charter hire of $62,000 per day less 5% commission for a period of 5 years with delivery by the end of June 2008.

- April 2008
  - Declared the options to purchase two Karmsarmax vessels at Jinhaiwan. Delivery during 2011. Delivered cost at approximately $52 million.
  - Declared the purchase option to by the vessel "M/V Bellflower" for $22 million. Sold the vessel at the same time at $76 million net. Expected to give a positive result of approximately $31 million and free up approximately $54 million in cash. Delivery to new owners by the end of February 2009.
  - Time charter contract on one of the Capesize newbuildings from Zhoushan Jinhaiwan Shipyard in China. Time charter hire of $51,000 per day less 5% commission for five years with delivery second half 2009.


GOLDEN
OCEAN

Newbuildings

Panamax / Kamsarmax

Yard	Vessels	Sold	Delivery	Open vessels
Rong Sheng (China)	6	2	Q108/Q308	0
Jinhaiwan (China)	12		Q309/Q411	6
Pipavav (India)	6	6	Q209/Q310	0

- Total investment: approx $1.812 million (35 vessels)
- Installments paid as per Q1 2008: $490 million (ca $112 million in Q1 2008).

Capesize

Yard	Vessels	Sold	Delivery	Open vessels
Jinhaiwan (China)	5	-	Q409/Q310	3
Daehan (Korea)	6	2 (4)	Q208/Q109	0

Capital Expenditure 2008 - 2011

(USD Million)	2008	2009	2010	2011	Total
Total	454	388	287	138	1267
Excluding vessels sold	236	283	266	138	923

Spot exposure (in percent)

	2008	2009	2010
Panamax	32	32	54
Capesize	0	4	19


GOLDEN
OCEAN

Extremely high utilization of the dry bulk fleet.......


SUPPLY, DEMAND AND UTILIZATION RATE
DRY BULK FLEET 10.000 DWT +
MILL DWT
UTILIZATION RATE
400
300
200
100
110
100
90
80
70
93.1 95.1 97.1 99.1 01.1 03.1 05.1 07.1
94.1 96.1 98.1 00.1 02.1 04.1 06.1 08.1
DEMAND FOR TRADING
TOTAL FLEET
UTILIZATION RATE


ANNUAL CHANGES IN SUPPLY AND DEMAND
PERCENT CHANGE FROM YEAR BEFORE
15
10
5
0
2000 01 02 03 04 05 06 07 08Q1
SUPPLY
DEMAND



Source: Palatou Economic Research


GOLDEN
OCEAN

Daily freight rates have rebounded sharply


Average Spot TC -Rates
Cape TCAvg
Supramax TCAvg
Panamax TCAvg
Handy TCAvg
TC-Rate ($/day)
200,000
180,000
140,000
120,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
TC-Rate ($/day)

Series	Updating	Date	Denom.	Previous	Last	Change	%Change
Cape TCAvg	Daily	08-May-08	$/d	187 737	188 195	458	0%
Panamax TCAvg	Daily	08-May-08	$/d	77 861	78 740	879	1%
Supramax TCAvg	Daily	08-May-08	$/d	59 217	60 352	1 135	2%
Handy TCAvg	Daily	08-May-08	$/d	43 171	44 596	1 425	3%

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Boost in exports Australia and Brazil, more intake China

Monthly ship moves from loading areas for all sizes in all oceans

million dwt

50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0

Feb.07 Mar.07 Apr.07 May.07 Jun.07 Jul.07 Aug.07 Sep.07 Oct.07 Nov.07 Dec.07 2008 Feb.08 Mar.08

2007 | 2008

Australia
South America
North America
Africa
India
South East Asia

Monthly ship moves from discharge areas for all sizes in all oceans

million dwt

60.0
50.0
40.0
30.0
20.0
10.0
0.0

Feb.07 Mar.07 Apr.07 May.07 Jun.07 Jul.07 Aug.07 Sep.07 Oct.07 Nov.07 Dec.07 2008 Feb.08 Mar.08

2007 | 2008

China
Japan
Europe
Oth Far East

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Longer freight distances Capesize


Average voyage distance for Capesize
—All voyages
Distance (nmiles)
12800.00
12600.00
12400.00
12200.00
12000.00
11800.00
11600.00
11400.00
May.07
Jun.07
Jul.07
Aug.07
Sep.07
Oct.07
Nov.07
Dec.07
Jan.08
Feb.08
Mar.08

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Unequal world economic growth subtracts from fleet's efficiency

Annua
6.6 Loaded
30% Ballast
1.1M tonnes shippe
Annual efficiency:
5 Loaded Legs
44% Ballast
0.8M tonnes shipped
Iron ore
Iron ore/coal

Capesize efficiency declines by approximately 27%

Source: Clarkson



GOLDEN
OCEAN

Demand for dry bulk cargo, mill. tons



Mill. tons
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2006
2007
2008
2009
2010
2011
9,0 %
8,0 %
7,0 %
6,0 %
5,0 %
4,0 %
3,0 %
2,0 %
1,0 %
0,0 %
Growth, percent y-o-y
Other
Steel products
Grain
Steam coal
Met coal
Iron ore
Growth

	2006	2007	2008	2009	2010	2011	Contribution to total growth 2007-2011
Iron ore	729	799	859	952	1066	1191	43,1 %
	10,3 %	9,6 %	7,5 %	10,8 %	12,0 %	11,7 %	
Met coal	190	214	226	245	261	270	6,2 %
	3,3 %	12,6 %	5,6 %	8,4 %	6,5 %	3,4 %	
Steam coal	544	580	630	715	801	880	32,9 %
	7,3 %	6,6 %	8,6 %	13,5 %	12,0 %	9,9 %	
Grain	226	251	260	275	288	311	6,4 %
	4,7 %	11,1 %	3,6 %	5,8 %	4,7 %	8,0 %	
Steel products	245	236	232	247	254	265	3,2 %
	4,2 %	-3,7 %	-1,7 %	6,5 %	2,8 %	4,3 %	
Other	689	718	722	745	764	791	8,2 %
	1,7 %	4,2 %	0,6 %	3,2 %	2,6 %	3,5 %	
Sum	2623	2798	2929	3179	3434	3708	100,0 %
Growth	5,8 %	6,7 %	4,7 %	8,5 %	8,0 %	8,0 %	

- Demand for dry bulk cargo will increase by 7.2 % per year from 2007 to 2011
- Largest growth in iron ore and steam coal

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

China driving world-wide demand for steel

- China will increase steel demand by 11.5 % in 2008
- Accounts for one-third of world total of 1.3 bn tons.


CHINA
RUSSIA
KAZAKHSTAN
MONGOLIA
KYRGYZSTAN
Ürümqi
Turpan
Kashgar
Karakoram Highway
Under administration of China
Tibet
BEIJING
Dalian
NORTH KOREA
SOUTH KOREA
Yinchuan
Tianjin
Xining
Lanzhou
Zhengzhou
Qufu
Xi'an
Nanjing
Chengdu
Wuhan
Shanghai
Hangzhou
Lhasa
NEPAL
BHUTAN
INDIA
BANGLADESH
MYANMAR
Longgong Caves
Fuzhou
Kunming
Nanning
Guangzhou
TAIWAN
VIETNAM
Macau
Hong Kong
THAILAND
LAOS
Haikou
Harbin
Shenyang
500 km
300 miles

.... ties in closely with China's development ....

- Over 600 cities in total
- 11 cities have > 15 million people
- 18 cities have > 10 million people

End-user steel consumption China
Source: Rautaruukki Profiler


22 %
1 %
2 %
1 %
2 %
1 %
5 %
13 %
53 %
Construction
Machinery
Transport
Shipbuilding
Rail
Oil
House equip.
Containers
Other

End-user	*Percent*
Construction	53.0 %
Machinery	13.0 %
Transport	5.0 %
Shipbuilding	1.0 %
Rail	2.0 %
Oil	1.0 %
Housing equipment	2.0 %
Containers	1.0 %
Other	22.0 %
Sum	100.0 %

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Chinese iron ore demand and Cape deliveries

IRON ORE DEMAND

- According to China Iron Ore and Steel Association: +50mt. (Forecast for incremental in world iron ore seaborne trade is 80mt – debatable where to add the 30mt….our opinion more to China)
- Macquarie, originally 53mt, latest between 65 and 70mt.
- Our original forecast 69mt.

CAPE DELIVERIES

- Orderbook: 29 Capes (100- 200k dwt), 15 VLOC's (200k dwt +)
- Under conversion: 2 Capes, 15 VLOC's

If we assume Capes carry 1mt and VLOC's 1,3mt = 70mt

≈ Tightly balanced market

Source: Clarkson


GOLDEN
OCEAN

Planned start-up of new iron ore mining capacity expansions


Global Iron Ore Mine Capacity Expansions
EUROPE
AFRICA / MID EAST
LATIN AMERICA
NORTH AMERICA
INDIAN SUB
AUSTRALIA
ASIA
180
160
140
120
100
80
60
40
20
-
ViaMar AS
2007
2008
2009
2010
2011
2012
2013
Sartup date

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Steam coal usage will increase dramatically


US - energy demand
Million bd oe
70,00
60,00
50,00
40,00
30,00
20,00
10,00
0,00
2005
2006
2007
2008
2009
2010
2015
2020
Nuclear
Hydro
Natural gas
Coal
Oil


Europe - energy demand
Million bd oe
50,00
45,00
40,00
35,00
30,00
25,00
20,00
15,00
10,00
5,00
0,00
2005
2006
2007
2008
2009
2010
2015
2020
Nuclear
Hydro
Natural gas
Coal
Oil


Asia - energy demand
Million bd oe
120,00
100,00
80,00
60,00
40,00
20,00
0,00
2005
2006
2007
2008
2009
2010
2015
2020
Nuclear
Hydro
Natural gas
Coal
Oil

- Steam coal usage will increase dramatically
- Economically favorable to other energies
- Abundant supplies in the Americas, Africa and Asia
- Politically safe compared with oil

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

China's domestic coal production is about 2.23bn t. China is a net importer of coking coal and a marginal net exporter of steam coal

China Coking Coal

0.60
0.40
0.20
0.00
-0.20
-0.40
-0.60
-0.80

01/2006 02/2006 03/2006 04/2006 05/2006 06/2006 07/2006 08/2006 09/2006 10/2006 11/2006 12/2006 01/2007 02/2007 03/2007 04/2007 05/2007 06/2007 07/2007 08/2007 09/2007 10/2007 11/2007 12/2007 01/2008 02/2008

Import Export Net

China Steam Coal

8.00
6.00
4.00
2.00
0.00
-2.00
-4.00
-6.00

01/2006 02/2006 03/2006 04/2006 05/2006 06/2006 07/2006 08/2006 09/2006 10/2006 11/2006 12/2006 01/2007 02/2007 03/2007 04/2007 05/2007 06/2007 07/2007 08/2007 09/2007 10/2007 11/2007 12/2007 01/2008 02/2008

Import Export Net

Source: Clarkson


GOLDEN
OCEAN

Port congestion continuing unabated

Monthly average port time for Panamax and Capesize
total days per call
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Mar.07
Apr.07
May.07
Jun.07
Jul.07
Aug.07
Sep.07
Oct.07
Nov.07
Dec.07
2008
Feb.08
Mar.08
Apr.08
2007
2008
Australia
South America
North America
India

Monthly average port time for Panamax and Capesize
total days per call
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Mar.07
Apr.07
May.07
Jun.07
Jul.07
Aug.07
Sep.07
Oct.07
Nov.07
Dec.07
2008
Feb.08
Mar.08
Apr.08
2007
2008
China
Japan
West Europe
Oth Far East

Source: Lorentzen & Stemoco


GOLDEN
OCEAN

Forecast port congestion


Forecasts, Port Congestions
Index (2002 = 100)
112,0
110,0
108,0
106,0
104,0
102,0
100,0
98,0
96,0
94,0
92,0
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

- Port congestion will remain at over 10 % in 2008, reducing to 6 % of the fleet in 2010
- Potential for more port congestion, if demand continues to overwhelm producers
- Also downside risk, assuming lower demand or more effective supply-side control by producers

Source: Lorentzen & Stemoco

GOLDEN OCEAN

Drybulk fleet will expand by at least 243m dwt over the next 5 years



60% of existing fleet
Millions dwt
100
90
80
70
60
50
40
30
20
10
Fleet on order according to the order book
Existing fleet
<= 1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013

Source: Clarkson


GOLDEN
OCEAN

Slippage at yards becomes a concern


No of ships
900
800
700
600
500
400
300
200
100
0
Capesize
Panamax
Handymax
Handysize
China
Other

- More than 50% of new orders at Chinese yards.
- Some of those yards have not build drybulk ships before, some yards are not even completed.
- Main engine and other equipment shortage.
- Skilled labour at yards also a concern.
- Credit crunch could lead to difficulty for some Greenfield yards.

Source: Clarkson


GOLDEN
OCEAN

Already some slippage in Q1 2008


160
140
120
100
80
60
40
20
0
No of ships
Handysize
Handymax
Panamax
Cape
Outstanding ships to be delivered 08
Slippage Q1 08
Delivered Q1 08

Slippage in the 1st quarter has been between 30-60%.

120 vessels were scheduled to be delivered in Q1 of which 65 were actually delivered.

Source: Clarkson


GOLDEN
OCEAN

Capesize newbuilding deliveries by builder

250
225
200
175
150
125
100
75
50
25
0
Number of Ships
New entrants
Established builders
2004
2005
2006
2007
2008
2009
2010
2011
2012

March 2008

Source: SSY

GOLDEN OCEAN

Cape fleet is also ageing and historical scrapping age is less than others



No (left)
Dwt (right)
No of ships
Million dwt
250
200
150
100
50
0
45
40
35
30
25
20
15
10
5
0
5 Years and younger
between 5 and 10 years
between 10 and 15 years
between 15 and 20 years
between 20 and 25 years
between 25 and 30 years
above 30 years

- Limitation imposed by shippers on ships age and by port states a serious threat to the fleet.
- By the end of 2010 more than 100 ships will be above 25 years.

Source: Clarkson

GOGL - Q1 2008 Presentation

Press release from Golden Ocean Group Ltd. 16.05.2008

Please find enclosed the presentation of the Preliminary First Quarter 2008 Results, held in the morning on Friday May 16, 2008.

Oslo, May 16, 2008
Q1 2008 Presentation

Golden Ocean Group Limited - Phone: +47 22 01 73 40 - Fax: +47 22 01 73 59

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
50	July 4, 2008	Press Release - Mandatory notification of trade

Mandatory notification of trade

Press release from Golden Ocean Group Ltd. 04.07.2008

Hans Christian Børresen (Director), has on 4 July 2008 acquired 10,000 shares in Golden Ocean Group Limited at an average price of NOK 28,40 per share. He holds after this 220,000 shares in Golden Ocean Group Limited.

Hamilton, Bermuda
July 4th 2008

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
51	July 16, 2008	Press Release - Insider transaction


RECEIVED
2008 OCT -1 A

GOGL - Insider transaction

Press release from Golden Ocean Group Ltd. 16.07.2008

Hemen Holding Limited, a company indirectly controlled by John Fredriksen, has entered into TRS agreements relating to 1,423,001 underlying shares in Golden Ocean Group Limited. The TRS agreements expires 15 January 2009. The TRS agreement is priced based on an underlying price of NOK 28.71 per share. Hemen Holding Limited's ownership in Golden Ocean Group Limited is not influenced by the TRS agreements.

Drew Investment, a company controlled by Tor Olav Trøim, has entered into TRS agreements relating to 800,000 shares in Golden Ocean Group Limited. The agreements expires 15 January 2009 and the TRS price is NOK 28.71 per share. Drew Investment and Tor Olav Troims ownership in Golden Ocean Group Limited is not influenced by the TRS agreements.

Hamilton, Bermuda
July 16, 2008

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
52	August 12, 2008	Press Release - Invitation to presentation of Q2 2008

GOGL - Invitation to presentation of Q2 2008 Results

Press release from Golden Ocean Group Ltd. 12.08.2008

Golden Ocean's Second Quarter 2008 Results will be released on Wednesday August 20, 2008. In connection with this a presentation will be held as described below:

Presentation
A presentation of Golden Ocean's Second Quarter 2008 Results will take place in Oslo at Stranden 21 (DnB NOR building at Aker Brygge) in the Auditorium on second floor on Wednesday August 20, 2008 at 08:30 A.M.
If you wish to attend please confirm to our Reception at +47 22 01 73 40.

Oslo, August 12, 2008

GOLDEN OCEAN GROUP LIMITED

RECEIVED
2008 OCT -1 A 7:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	Date	Document
53	August 20, 2008	Press Release - Interim Results for the Quarter ended June 30, 2008

GOGL - Interim Results for the Quarter ended June 30, 2008

Press release from Golden Ocean Group Ltd. 20.08.2008

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $201.0 million and earnings per share of $0.73 for the second quarter of 2008. This compares with net income and earnings per share of $25.6 million and $0.09 respectively for the second quarter of 2007. Total operating revenues for the second quarter were $243.8 million, total operating expenses were $180.3 million and net other expenses were $8.3 million. Included in the second quarter results is a gain on the sale of assets of $145.8 million. This relates to the announced sales of the two Panamax vessels Golden Jasmine and Golden Jade in addition to the sale of the first Capesize newbuilding delivered from the Daehan Shipyard in Korea.

Golden Ocean reports net income of $254.7 million for the six months ended June 30, 2008, equivalent to earnings per share of $0.92.

Cash and cash equivalents decreased by $30.6 million during the quarter. The Company generated cash from operating activities of $92.5 million, received $124.6 million from investing activities and paid $247.6 million in financing activities. This includes part payments on newbuilding instalments of $117.2 million. During the second quarter the Company repaid $152.9 million in debt and borrowed an additional $61.4 million.

On August 20, 2008 the Board has declared a dividend of $0.40 per share. The record date for the dividend is September 4, 2008, ex dividend date is September 2, 2008 and the dividend will be paid on or about September 10, 2008.

At June 30, 2008 the total number of shares outstanding in Golden Ocean was 276,740,107 of $0.10 par value each.

The full report is available in the enclosed attachment.

August 20, 2008
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

Q2 2008 Results


RECEIVED
2008 OCT -1 A 7:29



Golden Ocean Group Limited

Interim Report June 30 2008

Interim Results for the Quarter ended June 30, 2008

Golden Ocean Group Limited (the "Company" or "Golden Ocean") reports net income of $201.0 million and earnings per share of $0.73 for the second quarter of 2008. This compares with net income and earnings per share of $25.6 million and $0.09 respectively for the second quarter of 2007. Total operating revenues for the second quarter were $243.8 million, total operating expenses were $180.3 million and net other expenses were $8.3 million. Included in the second quarter results is a gain on the sale of assets of $145.8 million. This relates to the announced sales of the two Panamax vessels Golden Jasmine and Golden Jade in addition to the sale of the first Capesize newbuilding delivered from the Daehan Shipyard in Korea.

Golden Ocean reports net income of $254.7 million for the six months ended June 30, 2008, equivalent to earnings per share of $0.92.

Cash and cash equivalents decreased by $30.6 million during the quarter. The Company generated cash from operating activities of $92.5 million, received $124.6 million from investing activities and paid $247.6 million in financing activities. This includes part payments on newbuilding instalments of $117.2 million. During the second quarter the Company repaid $152.9 million in debt and borrowed an additional $61.4 million.

On August 20, 2008 the Board has declared a dividend of $0.40 per share. The record date for the dividend is September 4, 2008, ex dividend date is September 2, 2008 and the dividend will be paid on or about September 10, 2008.

At June 30, 2008 the total number of shares outstanding in Golden Ocean was 276,740,107 of $0.10 par value each.

Corporate and Finance

In April 2008, the Company declared the options to purchase two Karmsarmax vessels at Zhoushan Jinhaiwan Shipyard in China. The vessels of 80,000 dwt will be delivered during 2011 and are "sister vessels" of the series ordered in October 2007. The delivered cost for the vessels is estimated to be about $52 million per vessel.

In April 2008, the Company agreed to sell the Panamax vessel "M/V Bellflower". The vessel is one of the long term time charter vessels previously acquired from Louis Dreyfus with a purchase option attached to the time charter contract. The vessel will be delivered to the Buyers by the end of February 2009 and the agreed price is about $76 million net. The strike price for the option is about $22 million net and the transaction will thereby free up approximately $54 million in cash liquidity. The transaction will give a positive result of approximately $31 million, and this will be recorded on delivery of the vessel.

In April 2008, the company fixed out on time charter one of the Jinhaiwan Capesize newbuildings. The vessel will be delivered to the Charterer during the second half of 2009 for a 5 years time charter contract. The net agreed daily time charter hire is $48,450. The cash generated from this time charter contract is expected to "write down" the investment to zero during the charter period.

Market and Strategy

The dry bulk sector bottomed out at the end of January 2008, and from that point in time the market climbed continuously throughout the second quarter. The Capesize sector reached all time high on the 5th of June when the Baltic Cape Index reached a daily rate of $233,988.

The Capesize market averaged at $176,000 per day in the second quarter of 2008 which represented a rise of 35 per cent compared to the previous quarter. The corresponding numbers for Panamax were $74,600 per day which represented a 20 per cent improvement compared to the first quarter of 2008. The spread between the two segments was on average wider than we have ever experienced in the dry bulk industry. This is a proof of a tight balance between the demand for iron ore transportation and available large size bulk carriers.

The main reasons for the strong recovery are from our point of view threefold:

- On the demand side, iron ore exports out of Australia increased by 9 per cent compared to the previous quarter when the adverse weather had a negative impact. In addition Brazilian and Canadian exporters were able to increase their exports by 7 million mt combined, compared to the previous quarter. Total global shipments of coal increased by 29 million mt over the same period, while other commodities had a fairly flat development.
- Slippage (delays) at yards is evident, resulting in a lower than expected supply of new vessels.
- The third element which is more difficult to analyse is Chinese coastal trade. Given the strong production increase of 100 million mt for the quarter which more or less entirely is consumed domestically, we are of the opinion that the "hidden" demand for Chinese coastal trade is higher than analysts are able to observe. The official political target is to move 50 per cent of new coal capacity from the northern resource areas to the power stations in the booming mid and south parts of the country.

The total dry bulk fleet had a net fleet growth of 6.7 million dwt which corresponds to 1.6 per cent growth compared to the previous quarter. In total 10 Capesize vessels, 13 Post Panamax vessels and 10 Panamax vessels were delivered during the second quarter of 2008.

During the second quarter values of second hand vessels and new building contracts improved after a flat first quarter. Brokers believe that the value of a five year Panamax vessel was $92 million by the end of the quarter while a similar aged Capesize vessel is believed to be worth $155 million.

Brokers estimates is that a Panamax contract in the first quarter of 2008 was priced at $55 million and a Capesize contract to be priced at $97.5 million.

The combination of slower Chinese activity and holiday season in the western hemisphere has resulted in lower freight rates through July and first half of August. The long term Time Charter market and asset prices have not reacted to the weaker spot market reflecting a positive sentiment among dry bulk ship-owners. At the moment of writing there are already signs of increased activity and firmer freight rates. We believe the demand for dry bulk transportation will remain robust in spite of the challenges in the financial markets.

The coal inventories in China are at a critical low level and we expect higher imports in the coming months. In spite of relatively high Chinese iron ore inventories we expect iron ore imports to stay high and the Indian export tax will support higher exports from Australia and Brazil which will have a positive effect with regards to tonnes miles.

International steel prices are higher than Chinese prices, which should support steel exports out of China.

Outlook

The sizeable order book is still a concern representing 60 per cent of the total dry bulk fleet. However delays are already noticeable and the full effect of potential delays from new capacity yards is expected to be more visible in 2009. Consequently we expect the utilisation of the dry bulk fleet to remain high over the next 12 months, but with continuous short term volatility.

Given the positive short to medium term outlook for the dry bulk sector the Company has maintained its open capacity during the second quarter, which stands at around 30 per cent for the Panamax segment for the remainder of this year. All Cape capacity is covered. For 2009 we have approximately the same percentage open capacity. The Company intends to keep the existing forward spot exposure for the time being. The short term physical trading was contributing positively in the second quarter and is expected to do so also in the third quarter

The strong cash flow generated from the operation of owned and chartered in fleet will enable the company to continue to maintain a high dividend payout. The dividend for the last two quarters has been positively influenced by the gain on sale of assets, an event which is likely to decrease in the coming quarters.

Golden Ocean still finds sale and leaseback arrangements as an attractive financing tool, in order to optimize the return on the invested equity.

The current high volatility in the market for shipping equities might create interesting opportunities to grow the Company through buying equity / assets at a discount compared to underlying assets values. The Company is continuously evaluating such opportunities, which might create possibilities for further consolidation.

Based on results achieved so far in the third quarter of 2008, the Company expect the positive trend in operating results to continue.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Golden Ocean's management's examination of historical operating trends. Although Golden Ocean believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Golden Ocean cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company.

August 20, 2008
The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda

Questions should be directed to:
Herman Billung: CEO Golden Ocean Management AS
+47 22 01 73 40

Geir Karlsen: CFO Golden Ocean Management AS
+47 22 01 73 53

Golden Ocean Group Limited
Unaudited Consolidated Income Statement
(in thousands of $)

2007 Apr - Jun	2008 Apr - Jun		2008 Jan - Jun	2007 Jan - Jun	2007 Jan – Dec
		Operating revenues			
124,920	239,528	Time charter and voyage revenues	458,364	244,720	704,000
(214)	4,247	Other income	8,760	1,208	4,035
124,706	243,775	Total operating revenues	467,124	245,928	708,035
10,670	145,779	Gain from sale of assets	145,779	20,170	74,639
		Operating expenses			
12,057	37,039	Voyage expenses and commission	75,537	30,656	97,537
7,120	4,449	Ship operating expenses	8,303	13,480	25,102
66,009	132,114	Charter hire expenses	245,205	132,860	393,141
1,673	4,295	Administrative expenses	8,330	4,160	9,420
4,442	2,376	Depreciation	4,702	9,218	15,468
91,301	180,273	Total operating expenses	342,077	190,374	540,668
44,075	209,281	Net operating income	270,826	75,724	242,006
		Other income/(expenses)			
735	888	Interest income	3,358	1,291	3,536
(5,262)	(5,589)	Interest expense	(11,821)	(10,691)	(19,530)
1,787	-	Gain on sale of marketable securities	2	1,748	1,857
(15,430)	(2,914)	Gain/(loss) from freight future contracts	(6,126)	(16,638)	(26,444)
(282)	(643)	Other financial items	(1,553)	(590)	(363)
(18,452)	(8,258)	Net other income/(expenses)	(16,140)	(24,880)	(40,944)
		Taxation	-	-	(92)
25,623	201,023	Net income	254,686	50,844	200,970
$0.09	$0.73	Basic earnings per share	$0.92	$0.19	$0.74
$0.09	$0.73	Fully diluted earnings per share	$0.92	$0.18	$0.71

Golden Ocean Group Limited
Unaudited Consolidated Balance Sheet

(in thousands of $)	2008 Jun 30	2007 Jun 30	2007 Dec 31
ASSETS			
Current			
Cash and cash equivalents	119,801	67,078	291,023
Restricted cash	16,151	8,500	15,210
Non-current assets available for sale	40,084	-	47,375
Other current assets	140,644	96,451	133,796
Total current assets	316,680	172,029	487,404
Long-term			
Vessels and equipment, net	105,650	72,872	71,399
Vessels under finance lease	130,108	299,593	172,851
Newbuildings	547,821	236,860	428,259
Investment in future net income	20,764	26,964	23,907
Total assets	1,121,023	808,318	1,183,820

LIABILITIES AND SHAREHOLDERS' EQUITY			
Short term			
Short term and current portion of long term debt	178,589	137,043	227,137
Other current liabilities	185,591	137,964	151,087
Total current liabilities	364,180	275,007	378,224
Long term			
Long term debt	406,245	195,820	425,456
Finance lease obligation	96,079	171,355	127,335
Deferred income	71,280	-	71,280
Shareholders' equity	183,239	166,136	181,525
Total liabilities and shareholders' equity	1,121,023	808,318	1,183,820

Golden Ocean Group Limited

Unaudited Consolidated Cash flow Statement *(in thousands of $)*

2007 Apr-Jun	2008 Apr-Jun		2008 Jan-Jun	2007 Jan-Jun	2007 Jan-Dec
		OPERATING ACTIVITIES			
25,623	201,023	Net income	254,686	50,844	200,970
		Adjustments to reconcile net income to net cash provided by operating activities:			
1,881	1,572	Amortisation of investment in future net income	3,144	3,831	6,888
(735)	(888)	Interest income	(3,358)	(1,291)	(3,536)
4,540	2,527	Depreciation and amortisation	5,006	9,621	16,150
(12,457)	(145,779)	Gain on sale of assets	(145,779)	(21,918)	(74,639)
596	176	Other	351	1,021	1,618
		Net change in:			
5,776	33,823	Operating assets and liabilities	32,458	16,397	(4,625)
25,224	92,454	Net cash provided by operating activities	146,508	58,505	142,826
		INVESTING ACTIVITIES			
735	888	Interest received	3,358	1,291	3,536
(116,128)	(117,182)	Purchase of fixed assets	(231,561)	(222,534)	(413,904)
	(29,000)	Payment for vessels, previously classified as finance lease	(29,000)		(43,343)
49,943	269,850	Proceeds from the sale of vessels	269,850	99,571	231,547
(6,481)	-	Purchase of marketable securities	(597)	(10,978)	(32,628)
9,166	-	Sale of marketable securities	599	13,624	35,383
(62,765)	124,556	Net cash provided by investing activities	12,649	(119,026)	(219,409)
		FINANCING ACTIVITIES			
(207)	(1,126)	Payment of debt financing charges	(1,206)	(909)	(3,612)
(3,403)	(2,699)	Repayment of finance lease obligation	(6,045)	(6,806)	(16,341)
(34,337)	(152,943)	Repayment of short and long term debt	(187,485)	(129,557)	(184,357)
88,616	61,363	Proceeds from short and long term debt	118,623	254,308	648,241
(8,141)	(152,207)	Payment of dividends	(236,278)	(21,710)	(171,162)
-	-	Payment of own stocks	(15,889)	-	-
-	-	Settlement of options	(2,430)	-	(2,248)
		Deferred income			71,280
-	27	Proceeds from issue of shares	1,272	-	244
42,528	(247,585)	Net cash provided by (used in) financing activities	(329,438)	95,326	342,045
4,987	(30,575)	Net increase (decrease) in cash and cash equivalents	(170,281)	34,805	265,462
62,091	166,527	Cash and cash equivalents at start of period	306,233	32,273	40,771
67,078	135,952	Cash and cash equivalents at end of period	135,952	67,078	306,233

GOLDEN OCEAN GROUP LIMITED

Item No.	Date	Document
54	August 20, 2008	Press Release - Q2 2008 Presentation

GOGL - Q2 2008 Presentation

Press release from Golden Ocean Group Ltd. 20.08.2008

Please find enclosed the presentation of the Preliminary Second Quarter 2008 Results, held in the morning on Wednesday August 20, 2008.

Oslo, August 20, 2008
Q2 2008 Presentation


Golden Ocean Group Limited
Q2 2008 Results
August 20 2008

Profit & Loss

2007 Apr - Jun	2008 Apr - Jun	(in thousands of $)	2008 Jan - Jun	2007 Jan - Jun	2007 Jan - Dec
		Operating Revenues			
124,920	239,528	Time charter revenues	458,364	244,720	704,000
(214)	4,247	Other Income	8,760	1,208	4,035
124,706	243,775	Total operating revenues	467,124	245,928	708,035
10,670	145,779	Gain (loss) from sale of assets	145,779	20,170	74,639
		Operating expenses			
12,057	37,039	Voyage expenses and commission	75,537	30,656	97,537
7,120	4,449	Ship operating expenses	8,303	13,480	25,102
66,009	132,114	Charterhire expenses	245,205	132,860	393,141
1,673	4,295	Administrative expenses	8,330	4,160	9,420
4,442	2,376	Depreciation	4,702	9,218	15,468
91,301	180,273	Total operating expenses	342,077	190,374	540,668
44,075	209,281	Net operating income	270,826	75,724	242,006
		Other income (expenses)			
735	888	Interest income	3,358	1,291	3,536
(5,262)	(5,741)	Interest expense	(12,126)	(10,691)	(19,530)
1,787		Gain on sale of marketable securities	2	1,748	1,857
(15,430)	(2,914)	Gain on freight future contracts	(6,126)	(16,638)	(26,444)
(282)	(491)	Other financial items	(1,248)	(990)	(363)
(18,452)	(8,258)	Net other income (expenses)	(16,140)	(24,880)	(40,944)
		Taxation			(92)
25,623	201,023	Net income	254,686	50,844	200,970
$0.09	$0.73	Basic earnings per share	$0.92	$0.19	$0.74


GOLDEN OCEAN
Net income / Dividends
Net Income Q2 2008 - $201 million
EPS - $0.73
Dividend per share $0.40
Net income (in $ million)
201.0
97.2
63.7
Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 2008 Q2 008
Per Share ($ cent)
73
Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 2007 Q1 2008 Q2 008
Dividend per share ($) EPS ($)

Balance Sheet

(in thousands of $)	'2008 Jun 30	'2007 Jun-30	'2007 Dec 31
ASSETS			
Current			
Cash and cash equivalents	135,952	75,578	306,233
Other current assets	180,728	96,451	181,171
Total current assets	316,680	172,029	487,404
Long-term			
Vessels and equipment, net	105,650	72,872	71,399
Vessels under finance lease	130,108	299,593	172,851
Newbuildings	547,821	236,860	428,259
Investment in future net income	20,764	26,964	23,907
Total assets	1,121,023	808,318	1,183,820
LIABILITIES AND STOCKHOLDERS' EQUITY			
Short term			
Short term and current portion of long-term debt	178,589	137,043	227,137
Current portion of finance lease obligation	9,780	18,443	13,657
Other current liabilities	175,811	119,521	137,430
Total current liabilities	364,180	275,007	378,224
Long-term			
Long-term debt	406,245	195,820	425,456
Finance lease obligation	96,079	171,355	127,335
Deferred income	71,280	-	71,280
Stockholders' equity	183,239	166,136	181,525
Total liabilities and stockholders' equity	1,121,023	808,318	1,183,820


GOLDEN
OCEAN

Main events Q2 2008

- Declared the options to purchase two Karmsarmax vessels at Jinhaiwan. Delivery during 2011. Delivered cost at approximately $52 million

- Declared the purchase option to by the vessel "M/V Bellflower" for $22 million. Sold the vessel at the same time at $76 million net. Expected to give a positive result of approximately $31 million and free up approximately $54 million in cash. Delivery to new owners by the end of February 2009

- Time charter contract on one of the Capesize newbuildings from Zhoushan Jinhaiwan Shipyard in China. Time charter hire of $51,000 per day less 5% commission for five years with delivery second half 2009


GOLDEN
OCEAN

Newbuildings

Panamax / Kamsarmax

Yard	Vessels	Sold	Delivery	Open vessels	Delivered
Rong Sheng (China)	6	2	Q308/Q408	0	2
Jinhaiwan (China)	12		Q309/Q411	6	
Pipavav (India)	6	6	Q209/Q310	0	

- Total investment: approx $1.812 million (35 vessels)
- Installments paid as per Q2 2008: $527 million (ca $109 million in Q2 2008).

Capesize

Yard	Vessels	Sold	Delivery	Open vessels	Delivered
Jinhaiwan (China)	5		Q409/Q310	3	
Daehan (Korea)	6	2 (4)	Q308/Q209	0	1

Capital Expenditure 2008 - 2011

(USD Million)	2008	2009	2010	2011	Total
Total	313	440	287	138	1178
Excluding vessels sold	153	320	268	138	877

Spot exposure (in percent)

	2008	2009	2010	2011
Panamax	30	32	49	54
Capesize	0	0	8	28


GOLDEN OCEAN
Freight rates are starting to rebound from seasonal slowdown
Average Spot TC Rates
Cape TCAvg
Panamax TCAvg
Supramax TCAvg
Handy TCAvg
TC-Rate ($/day)
2006
2007
2008
Freight rates have come off sharply during the last three months
Still retaining high levels historically
Source: Lorentzen & Stemoco

Series	Updating	Date	Denom.	Previous	Last	Change	%Change
Cape TCAvg	Daily	18-Aug-08	$/d	140 000	141 304	1 304	1%
Panamax TCAvg	Daily	18-Aug-08	$/d	51 224	51 919	686	1%
Supramax TCAvg	Daily	18-Aug-08	$/d	43 891	44 217	326	1%
Handy TCAvg	Daily	18-Aug-08	$/d	32 007	32 110	103	0%


GOLDEN OCEAN
Freight Forward Agreement prices strengthening
Panamax 4TC Futures Quarterly
Panamax TCAvg
Fut PM4TC Q308
Fut PM4TC Q408
Fut PM4TC Q109
TC-Rate ($/day)
Maritime derivative prices have softened sharply
Reflecting more dampened sentiment
Prices are strengthening again, influencing positively on short-term timecharter interest
Source: Lorentzen & Stemoco

Series	Updating	Date	Denom.	Previous	Last	Change	%Change
Panamax TCAvg	Daily	18-Aug-08	$/d	51 224	51 910	686	1%
Fut PM4TC Q308	Daily	31-Jul-08	$/d	68 536	66 580	-1 956	-3%
Fut PM4TC Q408	Daily	15-Aug-08	$/d	70 938	69 263	-1 675	-2%
Fut PM4TC Q109	Daily	15-Aug-08	$/d	66 838	65 413	-1 425	-2%



Reasons for market rise

- The iron ore trade alone provided 15 million mt additional cargo compared to the previous quarter
- Global coal trade increased by 29 million mt out of which 12 was short distance trade
- Strong expansion of US coal shipments (10 year high)
- Yard delays – but more conversions
- Chinese Coastal Trade?



....and market fall

- Sharp reduction in Indian iron ore shipments
- Disruption in South American grain exports
- Less congestion at Australian coal ports
- Pre Olympic slow down?

Source Lorentzen & Stemoco

Overhang of open positions absorbed, fewer fixtures



Daily Pos/Fix From 05/12/2008 To 08/11/2008
Positions
Capesize Avg TC
Panamax Avg TC
Fixtures
Positions
Rate ($/day)
May
June
July
August

- Overhang of open positions have been worked off
- Seasonal slowing down in fixture activity

Source: Lorentzen & Stemoco

Demand for steel outstripping supply



Crude Steel Production
2006
2007
2008

- Global steel production is only growing at 5-6 percent year-to-date in 2008
- China ramped up monthly production to 47 mill. tons

Source: Lorentzen & Stemoco



International steel prices continue to rise



China steel price
China steel price
FSU steel price
US steel price
USD/MT
1,200
1,100
1,000
900
800
700
600
500
400
300
2006
2007
2008

- International steel price continue to rise to historically high levels
- Chinese steel prices dampened by more output, creating arbitrage

Source: Lorentzen & Stemoco



China driving world-wide demand for steel

According to the International Iron and Steel Institute (IISI):

- Worldwide steel demand 1282 and 1363 mill. tons in 08/'09
- Annual growth of 6.7% and 6.3%, respectively
- Driven by BRIC countries, particularly China
- Heavy construction activity



CHINA



End-user steel consumption China
Source: Rautaruukki Profiler

End-user	Percent
Construction	53.0%
Machinery	13.0%
Transport	5.0%
Shipbuilding	1.0%
Rail	2.0%
Oil	1.0%
Housing equipment	2.0%
Containers	1.0%
Other	22.0%
Sum	100.0%



Source: Lorentzen & Stemoco



GOLDEN OCEAN
Exports of Chinese steel increasingc
2006
2007
2008
• Price arbitrage encourages exports of Chinese steel
• Mostly intrra-Asian trade, but also trade to Europe and the US
Source: Lorentzen & Stemoco



GOLDEN OCEAN
CHINESE DRY BULK IMPORTS
MILL TONNES/MONTH
08- 6mos VS 07- 6 mos + 22 4 %
08- 6mos VS 07-6 mos 15 1 %
IRON ORE
COAL
MILL TONNES/MONTH
08 6mos VS 07- 6 mos + 15 2 %
RS Platou
R.S. Platou Economic Research a.s



GOLDEN OCEAN
Iron ore will contribute the most to seaborne volumes
Seaborne dry bulk volumes
Mill. tons
Growth, percent y-o-y
Other
Soybean
Cement
Steel products
Grain
Steam coal
Met coal
Iron ore
Growth
• Iron ore will contribute the most to rising seaborne dry bulk volumes
• Steam coal will contribute substantially to future growth
Source Lorentzen & Stemoco

	2006	2007	2008	2009	2010	2011	2012	Contribution to total growth 2008-2012
Iron ore	693	762	833	923	1034	1155	1282	39,1 %
Met coal	184	199	204	222	236	245	257	4,6 %
Steam coal	565	602	629	713	799	878	965	29,3 %
Grain	254	281	283	291	300	315	334	4,5 %
Steel products	119	127	135	144	151	164	177	3,6 %
Cement	133	135	124	134	150	164	177,6	4,7 %
Soybean	256	270	261	270	289	300	312	4,5 %
Other	622	655	656	684	709	745	767	9,7 %
Growth	5,8 %	7,3 %	3,1 %	8,2 %	8,5 %	8,1 %	7,7 %	100,0 %



GOLDEN OCEAN
Ton-mile demand boosted
Demand in volumes vs. ton-mile
Volumes, mill. tons
Ton-mile, mill. dwt
Volumes %
Ton-mile %
• Ton-mile demand growing stronger than seaborne volumes
• Longer freight distances, particularly on the iron ore trades
Source Lorentzen & Stemoco

	2006	2007	2008	2009	2010	2011	2012
Volumes, mill. tons	2826	3031	3125	3381	3668	3966	4273
Ton-mile, mill. dwt	332,4	354,5	372,7	407,5	449,5	502,0	555,0
Volumes %	6,0 %	7,3 %	3,1 %	8,2 %	8,5 %	8,1 %	7,7 %
Ton-mile %	1,5 %	6,6 %	5,1 %	9,3 %	10,3 %	11,7 %	10,6 %


Iron ore imports into China is the driving force
Iron ore imports into China by source
Mill. mt per year
Brazil Australia India Other
Dry bulk market riding high on ore iron imports into China
Double-digit annual growth in volumes, combined with imports skewed towards Brazil
Source: Lorentzen & Stemoco


Steam coal is the most economically favorable energy source
Source: Lorentzen & Stemoco



Implications of port congestion
Port congestion affects about 50 mill. dwt of dry bulk carriers
Equals ca. 12% of the current fleet
Pacifc basin worst hit by the port congestion problems
Congestion is reduced in loading ports in Brazil and Australia
China is struggling with slow intake, clogging up ports
Source: Lorentzen & Stemoco



Scheduled newbuilding deliveries
2006
2007
2008
2009
2010
2011
2012
Delivery of the new vessels will be coming heavily in 2009, 2010 and 2011
Capacity for more newbuilding orders to be placed for 2H 2011 and 2012-delivery
Source: Lorentzen & Stemoco


Delays in newbuilding deliveries
LR/ Fairplay:
• Many of the 2H 2008 dry bulk deliveries have not yet commenced.
• More than 50% of Panamaxes have yet to begin construction.
• Chinese yards are responsible for 58% of all vessels not yet begun, with Japanese yards at 17% and Korean yards at 11%.
Source: Lorentzen & Stemoco


Age profile of fleet
Age Profile Dry Bulk
Mill. dwt
120
100
80
60
40
20
0
0-4
5-9
10-14
15-19
20-24
25-29
30-34
>35
Capesize
Panamax
Handymax
Handysize
• Ageing dry bulk fleet may be subject to more operational constraints and control
• Exit possibilities in scrapping and sales to intra-Chinese trades
Source: Lorentzen & Stemoco

Vessel capacity utilization breakdown

Base case	2006	2007	2008	2009	2010	2011	2012
Volumes, mill. tons	2 826	3 031	3 125	3 381	3 668	3 966	4 273
Ton-mile, mill. dwt	332,4	354,5	372,7	407,5	449,5	502,0	555,0
Port congestion, mill. dwt	12,8	21,3	22,8	23,5	17,2	12,7	12,7
Domestic trade China, mill. dwt	4,6	7,5	10,7	14,3	18,4	23,1	23,1
Demand, mill. dwt	349,8	383,3	406,2	445,3	485,1	537,8	590,8
Demand Δ y-o-y	25,6	33,5	22,9	39,1	39,8	52,7	53,0
% year-on year	7,9 %	9,6 %	6,0 %	9,6 %	8,9 %	10,9 %	9,9 %
Scheduled delivery			28,0	66,0	109,3	75,0	25,1
Conversions			5,5	5,8			
New orders for delivery						17,4	19,7
Slippage			-1,6	-4,7	-6,9	-5,6	
Cancellation				-2,8	-4,4	-4,0	
Actual delivery	25,7	24,5	31,9	64,3	98,0	82,8	44,8
Scrapping	-2,5	-0,4	-0,3	-4,0	-20,0	-27,2	-14,0
Available fleet, mill. dwt	363,2	385,6	409,9	456,8	526,9	595,1	633,5
% year-on year	6,5 %	6,2 %	6,3 %	11,4 %	15,3 %	12,9 %	6,5 %
Capacity utilization	94,1 %	98,4 %	97,2 %	97,5 %	92,1 %	90,4 %	93,3 %



Vessel capacity utilization breakdown
TONNAGE BALANCE (10K dwt +)
Mill dwt
Demand
Supply
Utilization (right)
• Vessel capacity utilization will soften in 2009-2011 because of overhang of new tonnage looming
• Potential for rebound in 2011/'12 if new orders are moderated
• Supercycle will continue
Source Lorentzen & Stemoco



Positive short to medium term outlook

- Strongest ever cargo availability rise of iron ore. Four major shippers will add 50 million mt of new capacity
- Critical low Chinese coal inventories
- Reconstruction of Sichuan,

But long term supply worries

END